Koor Industries Ltd. (an Israeli Corporation)

Financial Statements as at 31 December 2002
--------------------------------------------------------------------------------


Contents


                                                                            Page


Auditors' Report                                                               2


Financial Statements

Consolidated Balance Sheets                                                    3

Company Balance Sheets                                                         4

Consolidated Statements of Operations                                          5

Company Statements of Operations                                               6

Statement of Shareholders' Equity                                              7

Consolidated Statements of Cash Flows                                         11

Company Statements of Cash Flows                                              17

Notes to the Financial Statements                                             19

Auditors' Report to the Shareholders of
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (hereinafter - the "Company" or Koor) as at December 31, 2002 and 2001, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 14.5% and 46% of the total consolidated assets as at December 31, 2002 and 2001 respectively, and whose revenues constitute 19.6%, 48% and 50% of the total consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value, some of the Company's investments in affiliates and to its share in their operating results, is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and stockholders' equity as of December 31, 2002 and 2001, to the extent summarized in Note 28 to the consolidated financial statements.

As explained in Note 2B, the above-mentioned financial statements are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

As  discussed  in  Note  18A(1)  to  the  financial  statements,   there  is  an
investigation which is being conducted by the Restrictive Trade Practices Authority, concerning the alleged coordination of operations within The Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.



Somekh Chaikin
Certified Public Accountants (Isr.)


March 26, 2003


Consolidated Balance Sheets as at December 31
------------------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2002

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                             ----------------
                                                                                   December 31                    December 31
                                                                        ---------------------------------
                                                                                   2002              2001                2002
                                                                        ---------------   ---------------     ---------------
                                                                 Note             NIS thousands                US $ thousands
                                                       --------------   ---------------------------------     ---------------

Assets

Current assets
Cash and cash equivalents                                                       805,278           857,285            169,997
Short-term deposits and investments                                 4         1,058,434           642,317            223,440
Trade receivables                                                   5         2,041,156         2,245,732            430,896
Other receivables                                                   6           458,760          *634,173             96,847
Assets designated for sale                                      3B(2)            44,022           283,253              9,293
Inventories and work in progress, net
 of customer advances                                               7         2,009,614         1,870,536            424,238
                                                                        ---------------   ---------------     ---------------
Total current assets                                                          6,417,264         6,533,296          1,354,711
                                                                        ---------------   ---------------     ---------------

Investments and long-term
 receivables
Investments in affiliates                                           8         1,061,302         1,438,130            224,045
Other investments and receivables                                   9           582,520         1,156,791            122,972
                                                                        ---------------   ---------------     ---------------
                                                                              1,643,822         2,594,921            347,017
                                                                        ---------------   ---------------     ---------------

Fixed assets                                                       10
Cost                                                                          6,315,245         6,070,281          1,333,174
Less - accumulated depreciation                                               3,115,060         2,888,078            657,602
                                                                        ---------------   ---------------     ---------------
                                                                              3,200,185         3,182,203            675,572
                                                                        ---------------   ---------------     ---------------

Intangible assets, deferred tax assets and
 deferred expenses after amortization                              11         2,442,865         1,463,228            515,699
                                                                        ---------------   ---------------     ---------------


                                                                        ---------------   ---------------     ---------------


                                                                             13,704,136        13,773,648          2,892,999
                                                                        ===============   ===============     ===============


*   Reclassified


                                                                                      Koor Industries Ltd. (An Israeli Corporation)
------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                             ----------------
                                                                                   December 31                    December 31
                                                                        ---------------------------------
                                                                                   2002              2001                2002
                                                                        ---------------   ---------------     ---------------
                                                                 Note             NIS thousands                US $ thousands
                                                       --------------   ---------------------------------     ---------------

Liabilities and Shareholders Equity

Current liabilities
Credits from banks and others                                      12         2,359,985         1,846,459            498,202
Trade payables                                                     13         1,205,914         1,364,316            254,573
Other payables                                                     14         1,421,245        *1,128,752            300,032
Customer advances, net of work in progress                          7           234,270           298,058             49,455
                                                                        ---------------   ---------------     ---------------
Total current liabilities                                                     5,221,414         4,637,585          1,102,262
                                                                        ---------------   ---------------     ---------------

Long-term liabilities
Net of current maturities:                                      15,21
Bank loans                                                                    3,911,093         4,605,362            825,648
Other loans                                                                     106,717           110,020             22,528
Convertible debentures                                                          405,141           314,236             85,527
Customer advances                                                               267,948            73,641             56,565
Deferred taxes                                                    16F           212,469           196,787             44,853
Liability for employee severance benefits, net                     17           261,228           204,101             55,146
                                                                        ---------------   ---------------     ---------------
Total long-term liabilities                                                   5,164,596         5,504,147          1,090,267
                                                                        ---------------   ---------------     ---------------

Contingent liabilities and commitments                             18

Minority Interest                                                             1,557,774         1,393,906            328,853
                                                                        ---------------   ---------------     ---------------

Shareholders' Equity                                               20         1,760,352         2,238,010            371,617
                                                                        ---------------   ---------------     ---------------





                                                                             13,704,136        13,773,648          2,892,999
                                                                        ===============   ===============     ===============



                  ------------------------      --------------------------------
March 26, 2003    Jonathan Kolber               Ron Feinstein
                  Chief Executive Officer       Member of the Board of Directors



*   Reclassified

The accompanying notes are an integral part of the financial statements.



Company Balance Sheets as at December 31
------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                             ----------------
                                                                                   December 31                    December 31
                                                                        ---------------------------------
                                                                                   2002              2001                2002
                                                                        ---------------   ---------------     ---------------
                                                                 Note             NIS thousands                US $ thousands
                                                       --------------   ---------------------------------     ---------------
Assets

Current assets
Cash and cash equivalents                                                        25,267            62,535              5,334
Short-term deposits and investments                                 4           877,255           507,927            185,192
Short-term loans and current maturities
 of loans to investee companies                                                 100,868            70,502             21,294
Receivables:
  Investee companies                                                             21,848            15,546              4,612
  Others                                                            6            50,103            15,852             10,577
Assets designated for sale                                      3B(2)            44,022                 -              9,293
                                                                        ---------------   ---------------     ---------------

Total current assets                                                          1,119,363           672,362            236,302
                                                                        ---------------   ---------------     ---------------

Investments and long-term receivables

Investments in investees                                            8         3,716,653         4,773,367            784,601
Other investments and receivables                                   9            57,106           589,680             12,055
                                                                        ---------------   ---------------     ---------------

                                                                              3,773,759         5,363,047            796,656
                                                                        ---------------   ---------------     ---------------

Fixed assets                                                       10
Cost                                                                             43,065            43,758              9,091
Less - accumulated depreciation                                                   6,263             5,172              1,322
                                                                        ---------------   ---------------     ---------------

                                                                                 36,802            38,586              7,769
                                                                        ---------------   ---------------     ---------------

                                                                        ---------------   ---------------     ---------------

                                                                              4,929,924         6,073,995          1,040,727
                                                                        ===============   ===============     ===============




                                                                                       Koor Industries Ltd. (An Israeli Corporation)


------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                             ----------------
                                                                                   December 31                    December 31
                                                                        ---------------------------------
                                                                                   2002              2001                2002
                                                                        ---------------   ---------------     ---------------
                                                                 Note             NIS thousands                US $ thousands
                                                       --------------   ---------------------------------     ---------------
Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                                       12           800,964           409,782            169,087
Trade payables                                                                    1,282               191                271
 Other payables:
 Investee companies                                                             167,548           422,906             35,369
Others                                                             14            79,562            66,554             16,797
                                                                        ---------------   ---------------     ---------------
Total current liabilities                                                     1,049,356           899,433            221,524
                                                                        ---------------   ---------------     ---------------

Long-term liabilities
Net of current maturities:                                     15, 21
Bank loans                                                                    2,111,673         2,804,463            445,782
Other loans                                                                           -            90,175                  -
Convertible debentures                                                                -            39,122                  -
Liability for employee severance
 benefits, net                                                     17             8,543             2,792              1,804
                                                                        ---------------   ---------------     ---------------
Total long-term liabilities                                                   2,120,216         2,936,552            447,586
                                                                        ---------------   ---------------     ---------------

Contingent liabilities and commitments                             18

                                                                        ---------------   ---------------     ---------------
Shareholders' equity                                               20         1,760,352         2,238,010            371,617
                                                                        ---------------   ---------------     ---------------




                                                                        ---------------   ---------------     ---------------


                                                                              4,929,924         6,073,995          1,040,727
                                                                        ===============   ===============     ===============



                --------------------------     ---------------------------------
March 26, 2003  Jonathan Kolber                Ron Feinstein
                Chief Executive Officer        Member of the Board of Directors




The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations
--------------------------------------------------------------------------------

In terms of shekels of December 2002
                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                   (Note 2B)
                                                                                                             ---------------
                                                                                                                  Year ended
                                                                   Year ended December 31                        December 31
                                                      ---------------------------------------------------
                                                                 2002              2001              2000               2002
                                                      ---------------   ---------------   ---------------    ---------------
                                              Note                      NIS thousands                         US $ thousands
                                       -----------    ---------------------------------------------------    ---------------


Revenue from sales
 and services                                  23A          7,236,193         7,606,807         8,451,292          1,527,590
Cost of sales and services                     23B          5,417,908         5,876,457         6,316,281          1,143,742
                                                      ---------------   ---------------   ---------------     ---------------
Gross profit                                                1,818,285         1,730,350         2,135,011            383,848

Selling and marketing expenses                 23C            830,431           830,761           834,351            175,307
General and administrative
 expenses                                      23D            498,771           534,266           573,449            105,293
                                                      ---------------   ---------------   ---------------     ---------------
Operating earnings                                            489,083           365,323           727,211            103,248
Financing expenses, net                        23E            400,177           440,745           329,256             84,479
                                                      ---------------   ---------------   ---------------     ---------------
                                                               88,906           (75,422)          397,955             18,769
Other income (expenses), net                   23F              5,936          (634,623)          171,265              1,253
Transfer to statement of income
 of translation differences of
 autonomous investee in voluntary
 liquidation                                  3B(1)          (398,411)                -                 -            (84,106)
                                                      ---------------   ---------------   ---------------     ---------------
Earnings (loss) before income tax                            (303,569)         (710,045)          569,220            (64,084)
Income tax                                     16G            159,998            39,576           164,666             33,776
                                                      ---------------   ---------------   ---------------     ---------------
                                                             (463,567)         (749,621)          404,554            (97,860)
Group's equity in the operating
 results of affiliates, net                    23G           (256,934)       (1,930,923)         (291,602)           (54,240)
                                                      ---------------   ---------------   ---------------     ---------------
                                                             (720,501)       (2,680,544)          112,952           (152,100)
Minority interest in
 subsidiaries, net                                            (61,203)            8,528           (55,141)           (12,920)
                                                      ---------------   ---------------   ---------------     ---------------

Net earnings (loss) from
 continuing activities                                       (781,704)       (2,672,016)           57,811           (165,020)
Result of discontinued
 activities, net                               24H                  -           (29,841)          231,287                  -
                                                      ---------------   ---------------   ---------------     ---------------
Net earnings (loss) for the year                             (781,704)       (2,701,857)          289,098           (165,020)
                                                      ===============   ===============   ===============     ===============


                                                                  NIS               NIS               NIS                US$
                                                      ---------------   ---------------   ---------------     ---------------


Basic earnings (loss) per NIS 1
 par value of ordinary shares:                  26
Continuing activities                                         (51,518)         (175,924)            3,758            (10,876)
Discontinued activities                                             -            (1,965)           15,034                  -
                                                      ---------------   ---------------   ---------------     ---------------
                                                              (51,518)         (177,889)           18,792            (10,876)
                                                      ===============   ===============   ===============     ===============
Diluted earnings (loss) per
 NIS 1 par value of
 ordinary shares:                               26
Continuing activities                                         (51,518)         (175,924)            3,740            (10,876)
Discontinued activities                                             -            (1,965)           14,965                  -
                                                      ---------------   ---------------   ---------------     ---------------
                                                              (51,518)         (177,889)           18,705            (10,876)
                                                      ===============   ===============   ===============     ===============
The accompanying notes are an integral part of the financial statements.



                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Operations
------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                   (Note 2B)
                                                                                                             ---------------
                                                                                                                  Year ended
                                                                   Year ended December 31                        December 31
                                                      ---------------------------------------------------
                                                                 2002              2001              2000               2002
                                                      ---------------   ---------------   ---------------    ---------------
                                              Note                      NIS thousands                         US $ thousands
                                       -----------    ---------------------------------------------------    ---------------
Income
Management services
 from subsidiaries                                             36,257            34,817            42,735              7,654
Others, net                                    23F            372,452                 -            10,402             78,626
                                                       ---------------   ---------------   ---------------     --------------
Total income                                                  408,709            34,817            53,137             86,280
                                                       ---------------   ---------------   ---------------     --------------

Expenses
General and administrative
 expenses                                     23D              49,061            42,873            66,527             10,357
Others, net                                   23F                   -            52,899                  -                 -
Financing, net                                23E             203,647           202,261           153,247             42,990
                                                       ---------------   ---------------   ---------------     --------------
Total expenses                                                252,708           298,033           219,774             53,347
                                                       ---------------   ---------------   ---------------     --------------

Earnings (loss) before
 income tax                                                   156,001          (263,216)         (166,637)            32,933
Income tax                                                      3,793                  -                 -               801
                                                       ---------------   ----------------   ---------------     --------------
Earnings (loss) after
 income tax                                                   159,794          (263,216)         (166,637)            33,734

Koor's equity in the
 operating results of
 investee companies, net                       23G           (941,498)       (2,408,800)          224,448           (198,754)

Results of discontinued
 activities, net                               23H                  -           (29,841)          231,287                  -
                                                       ---------------   ----------------   --------------     --------------

Net earnings (loss) for the
 year                                                        (781,704)       (2,701,857)          289,098           (165,020)
                                                       ================  ================   ==============     ===============


                                                                   NIS               NIS               NIS                US$
                                                       ---------------   ----------------   --------------     --------------


Basic earnings (loss)
 per NIS 1 par value of
 ordinary shares:                               26
Continuing activities                                         (51,518)         (175,924)            3,758            (10,876)
Discontinued activities                                             -            (1,965)           15,034                  -
                                                       ---------------   ----------------   --------------     --------------
                                                              (51,518)         (177,889)           18,792            (10,876)
                                                       ===============   ================   ==============     ==============
Diluted earnings
 (loss) per NIS 1 par
 value of ordinary shares:                      26
Continuing activities                                         (51,518)         (175,924)            3,740            (10,876)
Discontinued activities                                             -            (1,965)           14,965                  -
                                                       ---------------   ----------------   --------------     --------------
                                                              (51,518)         (177,889)           18,705            (10,876)
                                                       ===============   ================   ==============     ==============



The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
--------------------------------------------------------------------------------

In terms of shekels of December 2002

                                              Number      Share       Capital         Company    Cumulative    Retained      Total
                                                  of    capital      reserves     shares held       foreign    Earnings
                                            ordinary                           by the company      currency
                                          shares (1)                                      and   translation
                                                                                 subsidiaries   adjustments
                                     ---------------  ---------  ------------  --------------  ------------   ---------  ---------
                                                                             NIS thousands
                                     ---------------------------------------------------------------------------------------------
Balance at January 1, 2000                15,730,971    575,361     2,610,600         (57,932)     (623,054)  2,230,452  4,735,427

Changes during 2000:
Net income                                         -          -             -               -             -     289,098    289,098
Exercise of stock options
 granted to Israeli banks                          -          -           149               -             -           -        149
Interim dividend                                   -          -             -               -             -     (63,206)   (63,206)
Acquisition of "treasury stock"             (538,592)         -             -        (219,760)            -           -   (219,760)
Premium received in respect
 of issuance of option
 exercisable for company shares                    -          -         2,028               -             -           -      2,028
A capital reserve in respect of
 conversion of notes in affiliate
 by a controlling shareholder                      -          -           434               -             -           -        434
Erosion of dividend proposed in 2000                          -             -               -             -      (1,231)    (1,231)
Cumulative foreign currency
 translation adjustments, net                      -          -             -               -       (92,950)          -    (92,950)
Dividend from company shares
 held by subsidiaries                              -          -             -               -             -         696        696
                                     ---------------  ---------  ------------  --------------  ------------   ---------  ---------

Balance at 31 December, 2000              15,192,379    575,361     2,613,211        (277,692)     (716,004)  2,455,809  4,650,685
                                     ===============  =========  ============     ============ =============  =========  =========


*        Represents an amount lower than NIS 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.




The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
--------------------------------------------------------------------------------

In terms of shekels of December 2002

                                              Number      Share       Capital         Company    Cumulative    Retained      Total
                                                  of    capital      reserves     shares held       foreign    Earnings
                                            ordinary                           by the company      currency    (deficit)
                                          shares (1)                                      and   translation
                                                                                 subsidiaries   adjustments
                                     ---------------  ---------  ------------  --------------  ------------   ---------  ----------
                                                                             NIS thousands
                                     ----------------------------------------------------------------------------------------------

Balance at December 31, 2000              15,192,379    575,361     2,613,211        (277,692)     (716,004)  2,455,809   4,650,685

Changes during 2001:
Net loss                                           -          -             -               -             -  (2,701,857) (2,701,857)
Exercise of stock options granted to
 Israeli banks                                     -          -           150               -             -           -         150
Expiring options granted to
 Israeli banks                               (23,495)         -             -               -             -           -           -
Cumulative foreign currency
 translation adjustments, net                      -          -             -               -       289,032           -     289,032
                                     ---------------  ---------  ------------  --------------  ------------   ---------  ----------
Balance at 31 December, 2001              15,168,884    575,361     2,613,361        (277,692)     (426,972)   (246,048)  2,238,010

Changes during 2002:
Net loss                                           -          -             -               -             -    (781,704)   (781,704)
Exercise of stock options
 to employees                                  4,493        * -             -               -             -           -           -
Cumulative foreign currency
 translation adjustments, net                      -          -             -               -        12,779           -      12,779
Provision for decline in
 value of autonomous investee                      -          -             -               -      (107,144)          -    (107,144)
Transfer to statement of income of
 translation differences of autonomous
 investee in voluntary liquidation                 -          -             -               -       398,411           -     398,411
                                     ---------------  ---------  ------------  --------------  ------------   ---------  ----------
Balance at December 31, 2002              15,173,377    575,361     2,613,361        (277,692)     (122,926) (1,027,752)  1,760,352
                                     ===============  =========  ============     ============ =============  =========  ==========



*        Represents an amount lower than NIS 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)
Statement of Shareholders' Equity
--------------------------------------------------------------------------------

Convenience translation into US Dollars (Note 2B)

                                              Number      Share       Capital         Company    Cumulative    Retained      Total
                                                  of    capital      reserves     shares held       foreign    Earnings
                                            ordinary                           by the company      currency    (deficit)
                                          shares (1)                                      and   translation
                                                                                 subsidiaries   adjustments
                                     ---------------  ---------  ------------  --------------  ------------   ---------  ----------
                                                                             NIS thousands
                                     ----------------------------------------------------------------------------------------------
Balance at January 1, 2002                15,168,884    121,461       551,693         (58,622)      (90,137)    (51,942)    472,453

Changes during 2002:
Net loss                                           -          -             -               -             -    (165,020)   (165,020)
Exercise of stock options to employees         4,493        * -             -               -             -           -         * -
Cumulative foreign currency translation
 adjustments, net                                  -          -             -               -         2,697           -       2,697
Provision for decline in value of
 autonomous investee                               -          -             -               -       (22,619)          -     (22,619)
Transfer to statement of income of
 translation differences of autonomous
 investee in voluntary liquidation                 -          -             -               -        84,106           -      84,106
                                     ---------------  ---------  ------------  --------------  ------------   ---------  ----------
Balance at 31 December, 2002              15,173,377    121,461       551,693         (58,622)      (25,953)   (216,962)    371,617
                                     ===============  =========  ============     ============ =============  =========  ==========


*        Represents an amount lower than US$ 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.




The accompanying notes are an integral part of the financial statements.


                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 2B)
                                                                                                                   -----------
                                                                                                                    Year ended
                                                                     Year ended December 31                        December 31
                                                     -----------------------------------------------------
                                                                 2002              2001               2000                2002
                                                     ----------------    --------------   ----------------         -----------
                                                                         NIS thousands                          US $ thousands
                                                     -----------------------------------------------------      --------------
Cash flows generated by operating activities:
Net earnings (loss) for the year                             (781,704)       (2,701,857)           289,098           (165,020)
Adjustments to reconcile net earnings to net
 cash flows generated by operating activities (A)           1,217,367         3,155,440            211,585            256,991
Net cash inflow generated by operating                   ------------      ------------         -----------     --------------
 activities                                                   435,663           453,583            500,683             91,971
                                                         ------------      ------------         -----------     --------------
Cash flows generated by investing activities:
Purchase of fixed assets                                     (265,116)         (469,771)          (527,305)           (55,967)
Investment grants in respect of fixed assets                    7,729            42,372             16,298              1,632
Amounts charged to intangible assets
 and deferred expenses                                       (826,223)         (586,618)           (83,812)          (174,419)
Additional investments in subsidiaries                         (2,856)          (68,373)          (325,268)              (603)
Payment of liabilities for purchase of
 consolidated companies                                             -                  -          (121,100)                 -
Acquisition of subsidiaries (B)                               (94,528)                 -           (18,277)           (19,955)
Investments in affiliates                                     (13,914)          (47,158)           (20,724)            (2,937)
Investments in loans to affiliates                             (1,432)           (1,536)            (1,021)              (302)
Repayment of loans from affiliates                                  4               326                163                  1
Proceeds from realization of investments
 in formerly consolidated subsidiaries,
 net of cash in those subsidiaries at the
 time they ceased being consolidated (c)                            -          (144,842)         1,374,538                  -
Proceeds from realization of activities (d)                         -            36,058            512,627                  -
Purchase of consolidated companies'
 shares by their consolidated companies                             -           (70,260)                  -                 -
Proceeds from realization of activity of
 prior year                                                    12,077            29,013                  -              2,550
Proceeds from disposal of investments
 in investee companies                                        493,660           180,803             57,541            104,214
Proceeds from sale of fixed assets                            320,436            82,792            145,858             67,645
Investment in venture capital companies                       (47,928)         (156,585)          (356,446)           (10,118)
Decrease (increase) in other investments                      (59,529)           16,643           (228,363)           (12,567)
(Increase) decrease in short-term deposits
 and investments, net                                         214,854            53,222           (207,952)            45,357
Net cash inflow (outflow) generated by                     ----------      ------------        ------------         ---------
 investing activities                                        (262,766)       (1,103,914)           216,757            (55,469)
                                                           ==========      =============       =============        ==========


The accompanying notes are an integral part of the financial statements.




                                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 2B)
                                                                                                                   -----------
                                                                                                                    Year ended
                                                                     Year ended December 31                        December 31
                                                     -----------------------------------------------------
                                                                 2002              2001               2000                2002
                                                     ----------------    --------------   ----------------         -----------
                                                                         NIS thousands                          US $ thousands
                                                     -----------------------------------------------------      --------------
Cash flows generated by financing activities:
Proceeds from exercise of stock options
 granted to Israeli banks                                           -               150                149                  -
Acquisition of "treasury stock"                                     -                 -           (219,760)                 -
Premium received in respect of issuance of
 options exercisable for Company shares                             -                 -              2,028                  -
Dividend paid                                                       -                 -           (242,123)                 -
Issuance of shares to minority interest in
 subsidiaries                                                   2,984            58,851             52,086                630
Issue of preferred shares to minority
 interest of subsidiary                                             -            61,998             66,258                  -
Dividend paid to minority interest in
 subsidiaries                                                 (27,625)          (22,344)           (13,512)            (5,832)
Payment of suppliers credit received
 for the purchase of fixed assets                             (13,264)                 -                  -            (2,800)
Purchase of convertible debentures of
 subsidiary by its subsidiary in the market                   (15,428)                -                  -             (3,257)
Issuance of convertible debentures in subsidiary              138,827           262,403                   -            29,307
Proceeds from principal of long-term
 loans and other long-term liabilities                      1,581,061         2,730,662            543,801            333,768
Repayment of long-term loans, debentures
 and other long-term liabilities                           (1,911,046)       (1,958,028)        (1,173,481)          (403,430)
Credit from banks and others, net                              16,473          (730,210)          (236,177)             3,478
                                                        --------------      -------------      -------------         ----------
Net cash inflow (outflow) generated by
 financing activities                                        (228,018)          403,482         (1,220,731)           (48,136)
                                                        --------------      -------------      -------------         ----------
Translation differences in respect of cash
 balances of autonomous foreign investee
 companies                                                      3,114            57,598            (14,751)               657
                                                        --------------      -------------      -------------         ----------
Decrease in cash and cash equivalents                         (52,007)         (189,251)          (518,042)           (10,977)

Balance of cash and cash equivalents
 at beginning of year                                         857,285         1,046,536          1,564,578            180,974
                                                        --------------      -------------      -------------         ----------
Balance of cash and cash equivalents
 at end of year                                               805,278           857,285          1,046,536            169,997
                                                        ==============      =============      =============         ==========




The accompanying notes are an integral part of the financial statements.




                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 2B)
                                                                                                                   -----------
                                                                                                                    Year ended
                                                                     Year ended December 31                        December 31
                                                     -----------------------------------------------------
                                                                 2002              2001               2000                2002
                                                     ----------------    --------------   ----------------         -----------
                                                                         NIS thousands                          US $ thousands
                                                     -----------------------------------------------------      --------------

A.    Adjustments  to reconcile net earnings
      (loss) to cash flows  generated by
      operating activities:

Income and expenses not involving
cash flows:

Minority interest in subsidiaries, net                         61,203            (9,255)            17,117             12,920
Equity in operating results of affiliates, in
 addition to dividend received therefrom                      256,934         1,930,923            318,855             54,240
Depreciation and amortization                                 431,718           425,260            403,556             91,137
Deferred taxes, net                                            81,824           (37,946)           137,472             17,273
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                             53,140          (113,590)            44,010             11,218
Net capital losses (gains) from realization:
 Fixed assets                                                 (23,522)            6,202             (7,392)            (4,966)
 Investments in formerly consolidated
  subsidiaries                                                      -             5,900           (551,402)                 -
 Loss (profit) from realization of activities                       -            28,194           (300,417)                 -
 Investments in investee companies                           (348,920)           54,641            (29,698)           (73,658)
Translation differences of autonomous
 investee in voluntary liquidation                            398,411                 -                  -             84,106
Inflationary erosion of principal of
 long-term loans and other liabilities                         57,575           136,076            (85,721)            12,154
Inflationary (linkage) erosion of principal of
 credit from banks and others                                 (11,223)            7,635             (5,495)            (2,369)
Inflationary erosion of value of investments,
 deposits and loans receivable                                (20,128)          (33,145)            27,446             (4,249)
Changes in value of assets and investments                    146,155           182,821             71,567             30,855
                                                        --------------     -------------      -------------        ----------
                                                            1,083,167         2,583,716             39,898            228,661
                                                        ==============     =============      =============         ==========







The accompanying notes are an integral part of the financial statements



                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002
                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 2B)
                                                                                                                   -----------
                                                                                                                    Year ended
                                                                     Year ended December 31                        December 31
                                                     -----------------------------------------------------
                                                                 2002              2001               2000                2002
                                                     ----------------    --------------   ----------------         -----------
                                                                         NIS thousands                          US $ thousands
                                                     -----------------------------------------------------      --------------

A.   Adjustments to reconcile net
     earnings to cash flows generated
     by operating activities (cont'd)

Changes in operating asset and liability items:

Decrease in trade receivables
and other receivables (after taking into
account non-current receivables)                             289,824           685,081            163,274             61,183
Decrease (increase) in inventories, work in
progress and customer advances (including
long-term customer advances and deposits)                     53,255           (33,030)           (67,329)            11,242
Increase (decrease) in trade payables
and other payables                                          (208,879)          (80,327)            75,742            (44,095)
                                                          -----------       -----------         ----------         ----------
                                                              134,200           571,724            171,687            28,330
                                                          -----------       -----------         ----------         ----------
                                                            1,217,367         3,155,440            211,585            256,991
                                                          ===========       ===========         ==========         ==========


B. Acquisition of subsidiaries

Assets and liabilities of the subsidiaries at date of acquisition:

 Working capital deficit (surplus),
  excluding cash and cash equivalents                           6,641                 -             (8,955)             1,402
 Fixed assets and investments                                 (37,134)                -            (17,591)            (7,839)
 Long-term liabilities                                         10,478                 -              4,413              2,212
Contingent liability                                           18,872                 -                  -              3,984
 Minority interest in subsidiaries                                  -                 -             46,414                  -
 Excess of cost over net asset value
  upon acquisition                                            (93,385)                -           (156,237)           (19,714)
Investment in affiliates                                            -                 -            113,679                  -
                                                           -----------       -----------         ----------         ----------
                                                              (94,528)                -            (18,277)           (19,955)
                                                           ===========       ===========         ==========         ==========



The accompanying notes are an integral part of the financial statements




                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 2B)
                                                                                                                   -----------
                                                                                                                    Year ended
                                                                     Year ended December 31                        December 31
                                                     -----------------------------------------------------
                                                                 2002              2001               2000                2002
                                                     ----------------    --------------   ----------------         -----------
                                                                         NIS thousands                          US $ thousands
                                                     -----------------------------------------------------      --------------

C.    Proceeds from realization of
      investments in formerly
      consolidated subsidiaries, net of cash in those subsidiaries at the time they ceased being consolidated:

Assets and  liabilities of the formerly
consolidated  subsidiaries  at the
time they ceased being consolidated:

Working capital surplus (deficit), excluding
 cash and cash equivalents                                           -         (258,403)           (94,911)                 -
Fixed assets and investments                                         -           28,219          1,552,698                  -
Long-term liabilities                                                -          (54,904)          (520,871)                 -
Minority interest in the subsidiary as at date
 of the sale                                                         -          (60,659)          (141,786)                 -
Investments in affiliated companies, net                             -           (2,347)            28,006                  -
Consideration not yet received from
 consolidation of companies                                          -          (13,012)                  -                 -
Deficiency in capital of subsidiary without                                                                                 -
 guarantee                                                           -          222,164                   -                 -
Capital gain (loss) on sale of investments
 in subsidiaries                                                     -           (5,900)           551,402                  -
                                                           -----------       -----------         ----------         ----------
                                                                     -         (144,842)         1,374,538                  -
                                                           ===========       ===========         ==========         ==========

D. Proceeds from realization of activities

Working capital surplus excluding cash and
 cash equivalents                                                    -            3,709            163,297                  -
Fixed assets                                                         -           69,472             55,379                  -
Accrued income - long-term                                                             -            22,606                  -
Realization proceeds receivable                                      -           (8,929)           (29,072)                 -
Capital gain (loss) from realization of activities                   -          (28,194)           300,417                  -
                                                           -----------       -----------         ----------         ----------
                                                                     -           36,058            512,627                  -
                                                           ===========       ===========         ==========         ==========





                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 2B)
                                                                                                                   -----------
                                                                                                                    Year ended
                                                                     Year ended December 31                        December 31
                                                     -----------------------------------------------------
                                                                 2002              2001               2000                2002
                                                     ----------------    --------------   ----------------         -----------
                                                                         NIS thousands                          US $ thousands
                                                     -----------------------------------------------------      --------------

E. Non-cash transactions:

Purchase of fixed assets                                       10,885            25,563             45,876              2,298
                                                           ===========       ===========         ==========         ==========
Purchase of other assets                                      250,649                  -               986             52,913
Proceeds from sale of fixed assets, in formerly            ===========       ===========         ==========         ==========
 consolidated subsidiaries and realization
 of activities                                                      -            48,911             34,365                  -
                                                           ===========       ===========         ==========         ==========
Proposed dividend to minority shareholders                          -             5,804                   -                 -
                                                           ===========       ===========         ==========         ==========
Investment in subsidiaries                                          -             2,836             58,991                  -
                                                           ===========       ===========         ==========         ==========
Proceeds from realization of affiliated
 company in marketable securities                                   -                 -             29,068                  -
                                                           ===========       ===========         ==========         ==========
Purchase of fixed and other assets and inventory
 in consideration of issuance subsidiary shares
 to minority                                                   29,234                 -                  -              6,171
                                                           ===========       ===========         ==========         ==========
Contingent liability from consolidated
 subsidiary                                                    18,872                  -                 -              3,984
                                                           ===========       ===========         ==========         ==========















The accompanying notes are an integral part of the financial statements.




                                                                                       Koor Industries Ltd. (An Israeli Corporation)
Company Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2002

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 2B)
                                                                                                                   -----------
                                                                                                                    Year ended
                                                                     Year ended December 31                        December 31
                                                     -----------------------------------------------------
                                                                 2002              2001               2000                2002
                                                     ----------------    --------------   ----------------         -----------
                                                                         NIS thousands                          US $ thousands
                                                     -----------------------------------------------------      --------------

Cash flows generated by operating activities:
Net income (loss) for the year                               (781,704)       (2,701,857)           289,098           (165,020)
Adjustments to reconcile net income to net cash
 flows generated by operating activities (A)                  316,277         2,411,496           (120,275)            66,767
Net cash inflow (outflow) generated by                     -----------       -----------         ----------         ----------
 operating activities                                        (465,427)         (290,361)           168,823            (98,253)
                                                           -----------       -----------         ----------         ----------
Cash flows generated by investing activities:
Investee companies - acquisition of shares,
 payments on account of shares, loans granted
 and non-current accounts                                       6,371          (191,584)          (562,197)             1,345
Purchase of fixed assets                                         (110)             (393)              (822)               (23)
Decrease (increase) in investments and
 other receivables, net                                       (55,146)           10,805           (170,104)           (11,642)
Proceeds from sale of fixed assets                            278,017               125                425             58,691
Proceeds from realization of investments
 in investee companies, net                                   463,489           181,065          1,083,706             97,844
Investment in short-term deposits and
 investments, net                                             201,239            (4,223)          (194,598)            42,482
Net cash inflow (outflow) generated by                     -----------       -----------         ----------         ----------
 investing activities                                         893,860            (4,205)           156,410            188,697
                                                           -----------       -----------         ----------         ----------
Cash flows generated by financing activities:
Proceeds from exercise of stock options                             -               150                149                  -
Premium received in respect of issuance
 of options exercisable for company shares                          -                  -             2,028                  -
Acquisition of "treasury stock"                                     -                  -          (219,760)                 -
Dividend paid                                                       -                  -          (244,752)                 -
Receipt of long-term loans and other
 long-term liabilities                                        585,458         1,749,784            105,745            123,593
Payments of long-term loans and
 other long-term liabilities                                 (900,158)       (1,442,250)          (776,389)          (190,027)
Credit from banks and others, net                            (151,001)           24,873             48,920            (31,877)
Net cash inflow (outflow) generated by                      -----------       -----------         ----------         ----------
 financing activities                                        (465,701)          332,557         (1,084,059)           (98,311)
Increase (decrease) in cash and cash                        -----------       -----------         ----------         ----------
 equivalents                                                  (37,268)           37,991           (758,826)            (7,867)
Balance of cash and cash equivalents at
 beginning of year                                             62,535            24,544            783,370             13,201
Balance of cash and cash equivalents at                     -----------       -----------         ----------         ----------
 end of year                                                   25,267            62,535             24,544              5,334
                                                            ===========       ===========         ==========         ==========




The accompanying notes are an integral part of the financial statements.



                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002


                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 2B)
                                                                                                                    Year ended
                                                                     Year ended December 31                        December 31
                                                     -----------------------------------------------------
                                                                 2002              2001               2000                2002
                                                     ----------------    --------------   ----------------         -----------
                                                                         NIS thousands                          US $ thousands
                                                     -----------------------------------------------------      --------------

(A)    Adjustments to reconcile net earnings
       to cash flows generated by
       operating activities:

Income and expenses not involving cash flows:
Equity in operating results of
investee
 companies in addition, net of dividend
 received therefrom                                           970,712         2,415,377            260,379            204,921
Depreciation and amortization                                   2,955             2,366              2,888                624
Deferred taxes, net                                           (44,639)                 -           139,317             (9,423)
Increase (decrease) in liability in respect of
 employee severance benefits, net                               5,751              (780)            (3,464)             1,214
Net capital losses (gains) from realization:
Fixed assets                                                  (29,750)               (2)               (10)            (6,280)
Investment in investee companies                             (343,088)           54,757           (421,933)           (72,427)
Increase in value of deposits
 and other erosions, net                                      (11,089)          (21,055)            (3,844)            (2,341)
Exchange rate differences and erosion of
 long-term loans and other liabilities                         29,642           112,838            (67,461)             6,257
Erosion (linkage) of loans from banks
 and others                                                     5,152            11,065             (2,170)             1,087
Adjustment in value of investments/assets                      10,230                  -           (84,342)             2,160
                                                            -----------       -----------         ----------         ----------
                                                              595,876         2,574,566           (180,640)           125,792
                                                            -----------       -----------         ----------         ----------

Changes in operating assets and liability items:
Decrease (increase) in current accounts of
 investee companies, net                                     (275,232)         (145,308)            99,233            (58,103)
Decrease (increase) in receivables                            (18,466)            9,052              4,696             (3,898)
Increase (decrease) in other payables                          14,099           (26,814)           (43,564)             2,976
                                                          -----------       -----------         ----------         ----------
                                                             (279,599)         (163,070)            60,365            (59,025)
                                                          -----------       -----------         ----------         ----------
                                                              316,277         2,411,496           (120,275)            66,767
                                                          ===========       ===========         ==========         ==========
(B) Significant non-cash transactions:

Dividend in kind from investee company                        284,756                 -                  -             60,113
                                                          ===========       ===========         ==========         ==========
Proceeds from realization of affiliated
 company in capital note                                       27,899                 -             22,619              5,890
                                                          ===========       ===========         ==========         ==========
Investments in investee companies against
 current account of investee company,
 dividend and capital note                                          -         1,023,287                   -                 -
                                                          ===========       ===========         ==========         ==========
Purchase of company shares from investee
 company                                                            -            24,027                   -                 -
                                                          ===========       ===========         ==========         ==========


The accompanying notes are an integral part of the financial statements.


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------




Note 1 - General

          Koor Industries Ltd. is a holding company, which operates in the fields of telecommunications, defense electronics, agro-chemicals and other chemicals and venture capital investment, through its subsidiaries, proportionately consolidated companies and affiliates (hereinafter - the "Koor Group" or the "Group").

          The Company's shares are traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange.



Note 2 - Significant Accounting Policies

          The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from those followed in the United States, as described in Note 28.

          The  significant   accounting  policies,   which  were  applied  on  a
          consistent basis, are as follows:

          A.   Definitions:

          In these financial statements:

          1. The Company - Koor Industries Ltd. (hereinafter - "Koor" or the "Company").

          2. Subsidiaries - companies, including partnership companies, whose statements are fully consolidated, directly or indirectly with those of the Company.

          3.   Proportionately   consolidated  companies  -  jointly  controlled
               companies,   which   are   consolidated   by  the   proportionate
               consolidation method in Koor's financial statements.

          4. Affiliate companies - companies in which Koor has voting rights which gives Koor a significant influence over the operating and financial policies of these companies, and which are not fully or proportionately consolidated. Such companies are included on the equity basis.

          5. Investee companies - subsidiaries, proportionately consolidated companies or affiliates.

          6. Other companies - companies in which the investment does not give the Company significant influence are included by the cost method.

          7. Related parties - as defined in Paragraph (1) to Definition "related parties" in Item 1 to Securities law, including related parties as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel - (hereinafter - "ICPAI").

          8. Controlling shareholders - as defined in the Israeli Securities Regulations (Presenting Transactions between a Company and its Controlling Shareholder in Financial Statements), 1996.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         A.      Definitions (cont'd):

         9. Venture capital fund - as defined in Standard No. 1 of Israel Accounting Standards Board.

         10.     Consumer Price Index - The Consumer Price Index
                 (hereinafter - "CPI") published by the Central Bureau of Statistics.

         11.     Dollar  -  United   States  Dollar   (hereinafter   -
                 "Dollar").

         B.      Adjusted financial statements:

         1.      a)        The Company  prepared the financial  statements on
                           the basis of historical cost, adjusted for changes in the general purchasing power of the shekel.

                 b) The adjustments of the financial statements of the Koor Group is in accordance with the opinions of the ICPAI and is based on the accounting records which are kept in nominal NIS or in other functional currencies.

                 c) The amounts of non-monetary assets do not necessarily represent their realizable or current economic value, but rather the original historical cost of those assets in terms of adjusted NIS. The term "cost" in these financial statements means cost in adjusted NIS.

                 d) All comparative data for earlier periods (including the amounts of the monetary items) are stated adjusted to the CPI of the end of the present report period.

         2.      The  following   principles  of  adjustment  relate  to  those
                 companies of the Koor Group whose financial statements were adjusted on the basis of the CPI:

                 a) Non-monetary items (mainly fixed assets, inventory and work in progress from related customer advances, intangible assets and deferred expenses), have been adjusted on the basis of the CPI at the time when the transactions was carried out.

                 b) Investments in investee companies and the equity in their results of operations for the current year, as well as the minority interest in subsidiaries and their share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

                 c) Monetary items (items whose amounts in the balance sheet reflect current or realizable values at balance sheet date) are included in the adjusted balance sheet as at December 31, 2002, at a value similar to their nominal value at that date (comparative figures are also adjusted in terms of shekels of December
                           2002).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

          B.   Adjusted financial statements (cont'd):

              d) The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, labor costs, etc., have been adjusted according to the CPI at the time the related transactions were carried out. The erosion of monetary balances relating to the aforesaid transactions has been included in the financing item.

              e) The statement of operations components deriving from non-monetary items (such as depreciation and amortization, changes in inventories, deferred expenses and prepaid income), and components relating to the provisions included in the balance sheet (provisions for severance pay, provision for vacation pay and other items), were determined according to the changes in the balances of the relevant balance sheet items after taking into account the respective cash flows.

               f) The financing item, derived from the other items of the financial statements, reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realization of marketable securities and the earnings and losses from derivative financial instruments (see also item 2U as follows).

               g)          Income tax:
                           Current taxes consist of Payments on Account during the year in addition to amounts due to be paid on the balance sheet date (or less amounts refundable as at the balance sheet date). Payments on Account were adjusted according to the CPI on the date of making the payment, while the receivable amounts (or being demanded for refund) were included without adjustment.
                           Current taxes also include the expense deriving from the erosion of the payment on account of taxes, from the date of payment until the end of the year.


                  h) In 2002, the Israel Securities Regulations concerning a dividend proposed or announced after the balance sheet date were amended in accordance with Accounting Standard No. 7 - Post balance sheet date events. Under the regulations, the liability relating to a dividend proposed or announced after the balance sheet date, is to be reflected in the financial statements only in the period of the announcement.

                           A dividend announced and actually paid in the reporting year will be adjusted on the basis of the CPI at the time of its actual payment; a dividend announced/proposed in the report year and not yet paid by the balance sheet date, is included without
                           adjustment. The  amount   proposed  as  "erosion
                           of a dividend announcement in the preceding year" reflects the erosion in the real value of the dividend which was announced/proposed in the preceding year and actually paid in the account year.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         B. Adjusted financial statements (cont'd):

         3. Adjustment of financial statements on the basis of the exchange rate of the Dollar:

                  The financial statements of certain investees are adjusted on the basis of the exchange rate of the Dollar, in accordance with Section 29 of Opinion 36 of the ICPAI.

                  According to the requirements of Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the figures of the balance sheet and the statements of operations for the year then ended are translated into shekels based on the exchange rate prevailing of the foreign currency in which the financial statements of those companies were prepared at the end of the year. Balance sheet items as based on the beginning of the year, and changes in equity during the year, were translated according to the exchange rate of NIS at the beginning of the year or at the date of the change, respectively, and then adjusted to the changes in the CPI until December 2002. This treatment is relevant both to the autonomous foreign investee companies and to the Israeli companies whose functional currency is the Dollar.

                  Differences  arising from the  translation  were included in a
                  separate  item  of  shareholders'   equity  under  "Cumulative
                  foreign currency translation adjustments, net".


         C.       Principles of consolidation:

         1. The consolidated financial statements include the accounts of Koor, all its subsidiaries and proportionately consolidated companies.

         2.       Consolidation  of  financial   statements  of  proportionately
                  consolidated companies:

                  In accordance with generally accepted accounting principles in Israel, the financial statements of companies that are jointly controlled, are included in Koor's consolidated financial
                  statements   according  to  the  proportionate   consolidation
                  method.

         3. Goodwill deriving from the acquisition of an investment, which represents the excess of acquisition cost or the investment in subsidiaries over the fair value of identifiable assets less the fair value of identifiable liabilities upon acquisition, is amortized at equal annual rates over 10 years commencing from the acquisition date, except for goodwill arising from the acquisition of some subsidiaries, which is amortized over a period of 20 years. The amortization of goodwill is included in "other expenses" item.

                  Differences resulting from changes in holding rates are charged to the statement of operations when they occur, except for changes deriving from the exchange of homogenous assets, which are debited / credited to the goodwill and are not charged to the statement of operations.

         4. Excess cost of assets and liabilities is charged to the relevant items in the balance sheet.

         5. Significant inter-company transactions and balances items are eliminated upon consolidation.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         C.       Principles of consolidation: (cont'd)

         6. Koor's shares, which were purchased by the Company and subsidiaries, are accounted for as treasury stock.

         7. To the extent that sale and/or exercise of convertible securities issued by investee companies is probable (including stock options to employees), in accordance with the criteria set forth in Opinions 48 and 53 of the ICPAI, and if the percentage of Koor's holdings of such subsidiaries is expected to decrease upon their conversion or exercise, following which Koor will incur a loss, an appropriate provision is included for such an anticipated loss.

         8. For the purpose of the consolidation, the amounts included in the financial statements of the consolidated companies were included after adjustments necessitated by the application of uniform accounting principles adopted by Koor's Group.


         D.       Use of estimates:

         The financial statements, which were prepared in accordance with generally accepted accounting principles, include numbers based on estimates and assumptions of the Management, which take the factor of materiality into consideration, and on the Opinion dealing with assets and contingent liabilities, as well as income and expenses in the reported period. Actual results may differ from such estimates.


         E. Cash equivalents:

         Cash equivalents are considered by the Company to be highly liquid investments and include short-term bank deposits with an original maturity of three months or less and which are not limited.


         F.       Marketable Securities:

         (1)      Marketable securities
                  Investments in marketable securities designated for sale in the short term are included at stock market value as at the balance sheet date. Investments in marketable securities, which are permanent investments, are included at cost (debentures - including accrued interest), so long as there has not been a decrease in value, which is not of a temporary nature (see also section (3) below).
                  The changes in the value of the securities are charged in full to the statement of operations.

         (2)      Non-marketable securities
                  Included at the cost, not higher, in management's opinion than the realization value (see also section (3) below).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         F.       Marketable Securities: (cont'd)

         (3)      Decrease in investment value
                  From time to time the Company reviews its permanent investments in other companies to identify if there has been a decrease in their value, which is not of a temporary nature. Such a review will be carried out where there are signs that the value of permanent investments has been harmed, including a drop in stock market prices, the investee company's business, the segment in which the investee company operates and other parameters. The provisions for adjustment of the value of these investments are charged to the statement of operations, and follow the Management's assessment, which took into account all the relevant factors, which are not of a temporary nature.


         G. Provision for doubtful debts:

         The financial statements include provisions for doubtful debts, which Management believes fairly reflect the loss inherent in debts whose collection is doubtful.

         The provision is determined partly in respect to specific debts whose collection is doubtful, and partly as a percentage of the balance of trade receivables.

         In addition, the financial statements also include such specific provisions for doubtful debts in respect of customer debts included in the subordinated capital note received as part of the securitization transaction.


         H. Inventory:

         Inventory is included at the lower of cost or market value. Cost is determined as follows: Raw materials, auxiliary materials and spare parts - at average cost or by the "first-in, first-out" method. Finished goods and goods in process - mainly on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs. Merchandise - by the "first-in, first-out" method or by the "moving average" method.


         I. Work in progress:

         Work in progress is valued at direct production cost, in addition to allocated indirect expenses, all of which are on an average basis. The cost of work in progress included under long-term contracts also includes allocation of general expenses, as well as interest at an average rate for external financing. Interest is calculated in respect of the excess of the cost of work in progress over customer advances received for each order or in respect of the excess of customer advances received for each order over the cost of work in progress.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         I. Work in progress: (cont'd)

         The excess of the investment in inventory and work in progress, over related advances received, is included in current assets, while the excess of advances received over investment in work in progress is included in current liabilities.

         Work in progress and customer advances in respect to long-term contracts include amounts in respect of contracts the execution of which exceeds over one year. Where a loss is anticipated from the contract, a provision is made for the entire anticipated loss up to completion of the work.


         J. Venture Capital Investments:

         Venture Capital Investments is investment in a corporation whose principal business is research or development and at least 90% of its funding comes from owners' capital, support from State authorities or research grants.

         The holdings of venture capital funds in venture capital investments are represented by their cost after provisions for drop in value, if a drop in value, of a permanent nature, occurs.


         K. Investments in investee companies:

         The investments in investee companies other than consolidated companies (consolidated balance sheet - investments in affiliates) are presented using the equity method. Goodwill arising from the acquisition of investments is amortized at equal annual rates over a 10 year period, commencing from acquisition date other than goodwill in a subsidiary, which is amortized over 20 years, that in light of the Company's assessment that the circumstances in those cases justifies such amortization.

         From time to time the Company reviews its investments to identify if there has been a decrease in their value which is not of a temporary nature. Such a review will be carried out where there are signs that the value of permanent investments has been harmed, including a drop in stock market prices, the investee company's sequential loss, the segment in which the investee company operates, the value of the goodwill aggregated in the investment and other parameters. The provisions for adjustment of the value of these investments are charged to the statement of operations, and follow the Management's assessment, which took into account all the relevant factors that are not of a temporary nature.


         L. Long-term receivables and liabilities:

         Long-term receivables and liabilities bearing interest rates lower than the accepted market rates at date of inception, are recorded at their present values.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         M.       Fixed assets:

         1. The assets are included at cost, after deduction of related investment grants.

         2. Cost includes interest capitalized during the period of construction of the assets, calculated according to the interest rates applicable to the sources used to finance the investment.

         3. Improvements are charged to the cost of assets, while maintenance and repair expenses are charged to the statement of operations as incurred, and are amortized over the period of the lease (including the option which the Company has to extend the lease), which does not exceed the economic life of the asset.

         4. Depreciation is computed using the straight-line method, on the basis of the estimated useful lives of the assets.

                  The annual depreciation rates used are as follows:

                                                       %
                                                     -----
                  Buildings and leasehold rights      1-10   (mainly 2%)
                  Machinery, equipment and
                   installations                      5-20   (mainly 10%)
                  Vehicles and forklifts             10-20   (mainly 15%)
                  Office furniture and equipment      6-33   (mainly 6% and 25%)


         N. Intangible assets and deferred expenses:

         1. Licensing of products and acquisition of know-how are stated at cost and are mostly amortized over eight years.

         2. Marketing rights are stated at cost and amortized, some over five years and some over nine years.

         3. Intangible assets in the purchase of goods - are presented at cost and are mainly amortized over 20 years.

         4. Deferred expenses - debenture issuance costs:
            These costs are amortized by the straight-line method over the life of the debentures, taking into account the dates of redemption.

         5. See Note 2C(3) regarding goodwill deriving from the acquisition of companies.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         O.       Convertible securities:

         1. Debentures not expected to be converted are included at their liability value as at the balance sheet date, in accordance with the directives of Opinion 53 of the ICPAI, and are stated under long term liabilities. Debentures expected to be converted are included between the long term liabilities item and the shareholders' equity item, according to the liability value or the capital value, whichever is the higher.

         2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for anticipated loss on a decline, in the percentage of holdings in investee companies, is included in the item "Minority interest in subsidiaries", in the consolidated balance sheet and in the item "Investment in investee companies" in the Company balance sheet.


         P.       Deferred taxes:

         1. Deferred taxes are calculated as the temporary differences between the amounts included in the adjusted financial statements and the amount be considered for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16F.

         2. Deferred tax balances are computed at the tax rate expected to be in effect at the time these taxes will be charged to the statement of operations as these are known proximate to the date of approval of the financial statements. The changes between the said balances during the current year is included in the statement of operations.

         3. Taxes that would have applied in the event of exercise of investments in subsidiaries the sale of which is not expected in the foreseeable future are not included in deferred taxes.

                  Deferred taxes for taxes to applicable on profits distributed by investees, in accordance with Company's policy of the company not to distribute taxable dividends in the foreseeable future were not created.


         Q. Revenue recognition:

         1. Work in progress:

                  Revenues and costs related to work in progress under long-term contracts are recognized based on the percentage of completion method if the Company is capable of reliably estimating the revenues and costs required till completion.

                  For contracts involving technological uncertainties, revenues are recognized on the basis of the "completed contracts" method.
                  Revenues and costs relating to contracts using a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognized when the costs are incurred.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

          Q.   Revenue recognition: (cont'd)

          1.   Work in progress: (cont'd)

               Periodic reporting on revenues and costs from work in progress covers all cycle periods, including those where it is not possible to estimate anticipated profits at the reporting stage, however, it may be included that the refund of costs already incurred is anticipated. In such circumstances, all the costs incurred are attributed to the statement of operations as against revenues in the amount of such costs ("Zero interval presentation").

               Full provision is made for anticipated losses.

          2.   Sale of products and rendering of services:

               Revenues from sales and services are recognized upon delivery of the products and transfer of the main risks and rewards involved in ownership of the products, or upon performance of the services.
               In special contracts, the sales are recognized after performing the work and passing acceptance tests, as defined in the product delivery contract.


          R.   Sale of customer debts:

          The Company recognizes sale of customer debts as a sale only in the instance where the control and the risks of the financial asset are transferred to the purchaser.


          S.   Presentation  of   transactions   between  the  Company  and  the
               controlling shareholder:

          Transactions between the Company and the controlling shareholder of the Company are included in accordance with the Securities Regulations (Presenting Transactions Between a Company and its Controlling Shareholder in Financial Statements), 1996. Accordingly, the difference between the price paid to the controlling shareholder for the sale of an asset and the book value of the asset in the books of the controlling shareholder, is included in the item Shareholders' equity of the Company. In addition, the amount of the loan erosion without interest and linkage differentials and without a repayment date, received from the controlling shareholder and which the parties do not intend to repay, is included in the item Shareholders' equity.


         T. Research and development:

         Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations, as incurred.
         Research and development costs financed by the customer are charged to the cost of work in progress, and are included in the statement of operations as part of the recognition in results from such work in progress.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         U. Derivative financial instruments:

         Koor and its subsidiaries enter into Option contracts and forward transactions that are designated to reduce the financial risks (i.e. commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in the exchange rates of foreign currency changes in the interest and changes in the CPI.

         The results of financial derivatives which are designed to Hedge assets and liabilities are recorded in the statement of operations, concurrently, with the recording of the changes in the hedged assets and liabilities.

         The transactions which are not classified as hedging transactions, balance in their fair value. Changes in the fair value are included in the statement of operation.

         The fair value of derivative financial instruments is established according to their market values, and when such do not exist, according to the evaluation model.


         V. Earnings per share:

         Earnings per share data are computed in accordance with Opinion 55 of the ICPAI.


         W. Segment reporting:

         Segment reporting is presented in accordance with Accounting Standard No. 11, which requires the inclusion of information in respect of business sectors and geographical sectors, and also includes detailed guidelines for identification of the business and geographical segments.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         X. Data regarding the CPI and the exchange rate of foreign currency:

                                                                    Israeli         Exchange rate
                                                                      CPI*          of one Dollar
                                                                    -------         -------------
                                                                     Points              NIS
                                                                    -------         -------------

         For the year ended:
         December 2002                                               182.01             4.737
         December 2001                                               170.91             4.416
         December 2000                                               168.53             4.041


                                                                       %                  %
                                                                    -------         -------------
         Changes during:
         2002                                                         6.5                7.3
         2001                                                         1.4                9.3
         2000                                                         0.0               (2.7)


                                                                       %
                                                                    -------

         Real increase (decrease) in the CPI relative to
         the exchange rate of the Dollar during the year:
          2002                                                       (0.8)
          2001                                                       (7.9)
          2000                                                        2.7

          (*) According to the CPI in respect of the balance sheet date (1993 average basis = 100).

         Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate, as published by Bank of Israel near the balance sheet date.

         Assets and liabilities linked to the CPI are included in the financial statements according to the latest index published in the balance sheet month, or in the previous month, as relevant.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     Y.   Influence of new accounting standards prior to their application:

          1. In July 2001, the Israel Accounting Standards Board published the following two new standards:

               a. Accounting Standard No. 12 - "Discontinuance of adjusting financial statements for inflation". According to this standard, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will commence starting January 1, 2003.

                    In December 2002, the Israel Accounting Standard Board published Standard No. 17, which determines that the implementation of Standard No. 12 will be postponed to
                    January 1, 2004. Accordingly, the adjustments of the financial statements will be discontinued starting January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Association of Certified Public Accountant in Israel (ICPAI). The adjusted amounts included in the financial statements as at December 31, 2003 will serve as the starting point for nominal financial reporting starting from January 1, 2004.

                    The application of Accounting Standard No. 12 is liable to have a material effect on the reported business results of the Company.

                    The extent depends on the rate of inflation, the composition of its assets and the financing resources of the Company.

               b. Accounting Standard No. 13 - "The effects of changes in foreign exchange rates". The standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation. The Standard replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which are null upon Accounting Standard No. 12 coming into effect as mentioned above. The extent of its effect depends on the rate of inflation and changes in exchange rates.

          2. Accounting Standard No. 14 - In August 2002 the Israel Accounting Standard Board published Accounting Standard No. 14 - "Interim Financial Reporting". The Standard determines the minimum content of financial reporting for interim periods, including the disclosure required in the notes, and sets out the accounting principles for recognition and measurement to be applied in financial reporting for interim periods.
               This Standard will apply to financial statements for periods starting on January 1, 2003.

               The restatement of comparative information for an interim period prior to the effective date is not required under the Standard. However, if financial statements include comparative information for an interim period prior to the effective date, contrary to the provisions of the Standard, then the notes to the financial statements must include a description of the main differences between the principles laid down in this Standard and the principles by which the comparative information was prepared.

               The Company believes that the effect of the new Standard on its results of operations, financial position and cash flows will not be material.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         Y.       Influence  of  new   accounting   standards   prior  to  their
                  application:

         3. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment in value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the presented value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

                  The standard, which will apply to the financial statements for periods starting on January 1, 2003, states that in most cases the transition will be by the "from here onwards" method, but a loss due to impairment of assets, in the amount of the difference between the book value as at the date of application of the standard and the value to the company as at the same date, will be charged to the statement of operations under the item "Cumulative effect as at the beginning of the year, of a change in the accounting method" if - and only if - the loss was not recognized in the past and only if the future uncapitalized cash flows, net, exceed the book value.
                  A consolidated company noted in its financial statements that the assessment of the value to the company of one of its assets had not yet been completed, and that the results
                  of  the   assessment   would  be  liable  to  decrease   the
                  shareholders'  equity  of  the  consolidated   company.  The
                  consolidated company is unable, at this stage, to provide a reliable estimate of the effect.
                  Other than the above, it is the opinion of the Company that the application of the standard is not expected to be material



Note 3 - Information Regarding Certain Investee Companies

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company

         1. During 2002, ECI's Board of Directors decided to focus ECI's activities on its core businesses: access networks (Inovia) and transmission systems and optical networks (Enavis, Lightscape). This was followed by a decision to divest Innowave's. ECI recorded in its financial statements a provision of 18 million dollars, reflecting, ECI's management opinion, the anticipated loss resulting from the divestiture based on the contract signed after balance sheet date between ECI and the buyers.
                  During the accounting period, ECI recorded a provision of 53 million dollars impairment of intangible assets of Innowave, as well as 6.7 million dollars in respect to the write-off of equipment and assets attributed to the company being sold.

                  In the fourth quarter of 2002, ECI signed an agreement with external investors for spin-off NGTS operations into a new company, in which ECI would hold 43%. ECI will invest 10 million dollars in the new company. As a result of the transaction, ECI charged a loss of approximately 4 million dollars in its financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

          A.   ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

          2. In the third quarter of 2002, ECI took a 34 million dollar provision for a doubtful debt with respect to a long-term customer debt. The balance of the debt after the provision is 121 million dollars. In addition, ECI included a provision of 18 million dollars for a decrease in the value of its investment in debentures convertible to shares of the parent company of that customer.

          3. During the first quarter of 2002, ECI recorded a pre-tax capital gain of approximately 12 million dollars from the sale of 8.5% of ECtel's shares and the exercise of stock options.

          4. On December 6, 2001, a private placement agreement was signed between ECI and a group of investors, whereby 12.5% of ECI's share capital was allotted to those investors in consideration of approximately 49 million dollars. The transaction was closed in February 2002, after which Koor's holding in ECI decreased by 4.3%. Koor recorded a loss of approximately NIS 72 million in its financial statements for 2001 in respect of this allotment.

          5. In the second quarter of 2001, Koor's Board of Directors gave its approval for the management to make a credit line available to ECI until February 2003 and if needed by ECI, up to a sum of 100 million dollars, on terms which are no less favorable than market terms on the date of making the credit line available. The credit line expired without being utilized.

          6. In June 2001, class actions were filed in the name of various shareholders of ECI, against ECI and some of its officers: the former Chairman of the Board (who also serves as Koor's CEO), ECI's CEO and ECI's former CFO. The claims were filed in the name of all the shareholders who had purchased ECI shares between May 2, 2000 and February 14, 2001 ("the Buyers"). The plaintiffs alleged that ECI and said officers defrauded the Buyers, made false representations and published misleading financial statements which harmed the Buyers.

               At the preliminary procedural hearing stage the Federal Court dismissed the claim against the former Chairman of the Board of the company, but approved the actions as is against the other defendants, i.e. ECI and the other officers.

               On May 16, 2002, the parties signed a memorandum of understanding for dismissal of the class action. Under the memorandum of understanding, a fund was established, to which ECI's insurers transferred the settlement amount. It was also agreed that the plaintiffs would cancel their claims against ECI and ECI's officers, without any liability of wrongdoing being attributed to them.

               In December 2002 the court approved the arrangement described in the memorandum of understanding.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

          A.   ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

          7. Some of ECI's current and future liabilities to banks are secured by certain liens on certain assets and rights, as well as an unlimited negative pledge on ECI's assets. As a condition for further bank credit and in accordance with the terms of the negative pledge, ECI undertook to comply with a certain financial ratios.

               Since October 1, 2002, ECI has failed to comply with some of the financial ratios agreed upon in the financing agreement with the banks, and therefore the banks are entitled to demand the immediate repayment of all the loans. Accordingly, long-term loans of approximately 107 million dollars were reclassified as current liabilities. ECI is negotiating for a change in the terms of the original financing agreement, including a change in the financial ratios.

          8. In the second half of 2000, the world demand for telecommunications products declined, including those of ECI. In view of the continued trend, ECI's management decided, during 2001, to undertake a series of efficiency measures which included, inter alia, the discontinuation of the production and marketing of certain products, termination of development operations in the U.S.A. which were purchased in the second quarter of 2000, and a reduction of manpower by about 2,000 employees. Accordingly, ECI recorded in its financial statements in 2001 a provision of approximately 108 million dollars for decrease in value of inventories, and a provision of approximately 166 million dollars for the impairment of goodwill, intangible assets and fixed assets used for the terminated operations and for the reorganization costs.

          9. During the first quarter of 2001, other indications were received of a change in ECI's fair value. These indications included, inter alia, valuations made by an independent outside appraiser for ECI, relating to the value of four of ECI's business units, discussions concerning the sale of Lightscape Networks ("LSN"), which is one of ECI's main business units, and another indication concerning the value of LSN which derived from the assessments of an investment bank regarding the value of LSN, which it prepared for examining the possibility of raising capital by way of a private placement.

               In view of the aforesaid, Koor's management decided, in the first quarter, to reduce the book value of the investment in ECI in respect of a decrease in value not of a temporary nature, by approximately NIS 225 million, to NIS 2,379 million as at March 31, 2001.

               During the second quarter of 2001, since the negative trends in the telecommunications sector continued, and particularly in light of the uncertainty as to the recovery of this market, Koor's management decided to commission a comprehensive evaluation of ECI from the same appraiser who had prepared the previous valuations for ECI. ECI's fair value according to the findings of the valuation, ranges from 985 million dollars to some 1,230 million dollars, and therefore the fair value of Koor's investment in ECI were between 340 million dollars and 420 million dollars.

               Based on the above, Koor's Board of Directors decided to reduce the book value of the investment in ECI in respect of decrease in value not of a temporary nature, by approximately NIS 632 million (in addition to the reduction made in the first quarter of the year), setting the investment at NIS 1,656 million at June 30, 2001.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

          A.   ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

               ECI's operations results and other indications, including an indication from an outside appraiser, served Koor's management for the valuation of its investment in ECI in the third quarter of 2001. In view of the data available to the Koor management, as well as the ongoing slowdown in the markets in which ECI operates, Koor's Board of Directors decided to write-off the balance of the goodwill allocated to the investment in ECI, in the amount of NIS 280 million. Thus, the write-offs of goodwill in 2001 amounted to approximately NIS 1,127 million. The write-offs of goodwill were included in the Statement of Operations under the item "Group equity in the operating results of affiliates, net". The balance of Koor's investment in ECI as at September 30, 2001 was NIS 1,284 million.

               As at December 31, 2001, Koor's balance of the investment in ECI was NIS 1,094 million.

          10. The Company, while preparing its financial statements for the periods ended March 31 and June 30, 2002, reviewed the need to reduce the book value of the investment in ECI with respect to a decline in the value of the investment which is not of a temporary nature. The review is required under accepted accounting principles and pursuant to the guidelines published by the Israel Securities Authority in November 2001, which outline eleven "warning sings" whose occurrence require the company to carry out the review.

               Due to the fact that two of these "warning signs" existed - the stock market share price and fundraising at a value lower than book value, the Company carried out the required review when preparing its financial statements for the period ended June 30, 2002. The review was based on an evaluation made by an external appraiser in March 2002 and on the development of ECI's business results from the date of that valuation to the date of those financial statements.

               The Company's management believed that the circumstances in those periods did not require it to reduce the investment as presented in the Company's financial statements as at March 31 and June 30, 2002.

          11. In November 2002 an independent external appraiser made an additional evaluation of ECI. According to this valuation, ECI's value as at September 30, 2002 was in the range of 490 to 560 million dollars (between 4.6 and 5.2 dollars per share).

               Based on this valuation, the Company's management decided to reduce the book value of its investment in ECI so that on September 30, 2002 the investment was recorded at NIS 836 million (5.2 dollars per share), which reflects the recoverable value of its investment in ECI as a principal shareholder. Of the NIS 132 million reduction in value, the Company realized a capital reserve from foreign currency translation adjustments generated by Koor in relation to its investment in ECI, in the amount of NIS 107 million. The balance of NIS 25 million was charged to the statement of income and under the item "Group equity in the operating results of affiliates".

               At the request of the appraiser (who consented to the Company's use of the valuation), the Company undertook to indemnify it against any expense or financial loss, if any, which it incurs as a result of any legal action against it by any third party which cites the valuation as its cause.

               As at December 31, 2002, Koor's balance of the investment in ECI is NIS 825 million.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

         12. For adjustment of the net loss of ECI as reported by it in accordance with U.S. accounting principles for the net loss according to Israeli accounting principles - see Note 28A(20).


         B. Tadiran Ltd. (in voluntary liquidation) ("Tadiran") - a consolidated company

         1. On March 7, 2002, Tadiran's Board of Directors adopted a resolution for the voluntary liquidation of Tadiran and the appointment of a liquidator. Following the liquidation, the debit balance of the capital reserve from translation differentials at Koor in respect of its investment in Tadiran, of approximately NIS 398 million, was transferred to the statement of operations.

         2. In March 2002 Tadiran's estate assets were transferred as a liquidation dividend to Koor. Most of the real estate assets were sold to a group of investors headed by Denisra
                  International Ltd. and Ranitech Ltd. The consideration amounted to approximately NIS 278 million, and the capital gain was about NIS 30 million.
                  A tax reserve of about NIS 45 million, created in respect to those assets, was realized, following realization of the real estate assets, and the sum of approximately NIS 41 million in taxes was paid.

         C.       Makhteshim  Agan  Industries  Ltd.  ("M-A   Industries")  -  a
                  consolidated company

         1. The consolidated companies of M-A Industries had, on December 31, 2002, agreements with banks whereby its consolidated companies sold certain customer debts to the banks. In the balance sheet as at December 31, 2002, the customer balance in respect of debts sold deceased by 1.4 million dollars (December 31, 2001 - 10 million dollars). The difference between the book balance of the debts sold and the received consideration was charged to the statement of operations. Under the agreements, the consolidated companies undertook to indemnify the banks in certain cases defined in the agreements, in which sold debts were not repaid.

                  In October 2001, M-A Industries and some of its consolidated companies ("the Selling Companies") entered into a securitization arrangement, for the sale of all their customer debts without right of restitution (except for commercial disputes) to foreign companies established for that purpose and which are neither owned nor controlled by M-A Industries
                  ("the Purchasing Companies"). Purchase of the debts was financed by an American company from the Bank of America Group. The volume expected to be at the disposal of the Purchasing Companies is approximately 150 million dollars on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. M-A Industries will handle the collection of the sold debts for the Purchasing Companies, for a fee to be determined. Under the securitization agreement, the debts of customers from South American countries were not sold. The cash balance of customer debts sold as at the balance sheet date amounted to approximately 101.8 million dollars (December 31, 2001 - 95.5 million dollars).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

          On the date of purchasing the debt, the Purchasing Companies will pay most of the price of the debt in cash, and the balance in a deferred liability which will be paid after collection of the sold debt.
          Under the securitization agreement, M-A Industries undertook to maintain certain financial criteria relating mainly to the liabilities to capital ratio, liquidity and profitability ratios. As at the balance sheet date, M-A Industries is meeting these conditions.

     2. In April 2002, a consolidated company of M-A Industries acquired the entire share capital of German company that distributes pesticides - Feinchemie Schwebda GMbH ("Feinchemie"). The cost of the acquisition was approximately 20.4 million dollars, where the acquiring company might be required to pay an additional sum of up to 5 million euro, subject to Feinchemie's revenues in 2002 and 2003.

          The excess cost created at the time of the acquisition amounted to approximately 20 million dollars (including 4 million dollars created against a contingent liability, taking into account the assessment of management with respect to Feinchemie's earnings as aforesaid), which was allocated to goodwill and is being amortized over 20 years.

          Below are the circumstances and indicators which, in management's opinion, justify amortization of the goodwill over a period of 20 years:

          - The agrochemical market in Germany is the sixth largest in the world.
          - Feinchemie is Germany's ninth largest distributor of generic agrochemical products.
          - Feinchemic's area of activity is the marketing of agrochemical products. These products are based on basic chemical changes for which are not expected to undergo material technological changes and for which there is no substitute in the agricultural industry.
          - Most of Feinchemie's customers are farmer and cooperatives, which are characterized by very low churn.
          - Entry barriers in Germany are very expensive, lengthy and complex.

          As of April 1, 2002, the financial statements of Feinchemie were consolidated. The effect of the first-time consolidation on the consolidated statement of operations was an additional income of about 25 million dollars and additional net profit in M-A industries (including amortization of goodwill) of about million dollars, and an additional 65 million dollars in assets (including the goodwill generated with the acquisition).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

     3. In October and November 2002, foreign and domestic consolidated companies of M-A Industries ("the Buying Companies") signed a number of agreements with Bayer Crop Science AG, one of the largest agrochemical companies in the world, for the acquisition of several agrochemical products, licenses and distribution rights. The acquisition amount was 178 million dollars.

          The agreements were made contingent to the approval of the European Union Commission, and some agreement also required the approval of the German Trade Practices Authority. Some of the approvals were obtained during 2002, and others after the balance sheet date.

          By the balance sheet date, the Buying Companies had paid approximately 131 million dollars in cash for the acquisition. The balance, about 47 million dollars, was paid after the balance sheet date and is presented under the item "Other Payables".

          Under the acquisition agreements, the Buying Companies also acquired inventory valued at approximately 20 million dollars, 12 million dollars of which were acquired in 2002.

     4. During 2001, consolidated companies of M-A Industries acquired four new agrochemical products, as well as the marketing and distribution rights for a package of products in Scandinavian countries, from Aventis and Syngenta. The cost of the acquisition was approximately 105 million dollars, and is included under the item "Intangible assets and deferred expense". The sum of approximately 20 million dollars was allocated to the costs of registration and licenses and is depreciated over 20 years. while 2.5 million dollars was allocated to the acquisition of agreements with third parties and depreciated over 10 years. The depreciations are included under the item "Selling and marketing expenses". The balance of the cost is allocated to "Purchase of a Product as a Going Concern", which includes intellectual property rights, trademark, brand, technological know-how, customer information, raw material suppliers, etc. which represent goodwill amortized over 20 years in the item "Other income (expenses), net". The consideration for acquisition of marketing and distribution rights amounted to approximately 5 million dollars and will depreciated over 9 years. In April 2002 a consolidated company acquired a new herbicide product from Syngenta for approximately 10 million dollars. Under the agreements, if sales of some of the products in the next three years exceed certain volumes, an additional consideration, which is likely to reach some 8.3 million dollars will be paid. As at the date of approval of the financial statements, M-A Industries estimates that the additional consideration will not be paid, and therefore no provision was included in the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

     5. In December 2001 the supplement agreement signed August 2000 ("the Supplementary Agreement") between a company from the M-A Industries Group and the minority shareholder of a consolidated company of M-A Industries in Brazil ("Millenia"), for the acquisition of all their shares, which represented about 28.5% of the shares of Millenia was completed. M-A Industries has full ownership and control of Millenia, following the acquisition. The acquisition consideration amounted to approximately 45.2 million dollars and 1.5 million shares of M-A Industries Ltd.
          The excess cost created by the acquisition amounts to about 32 million dollars, which was allocated to goodwill and amortized over 20 years.

     6. In December 2001, a sudden deterioration in the economic and political situation in Argentina led to the paralysis of the country's political and economic systems, along with almost complete uncertainty about the future. As a result of these events, trading in foreign currency was temporarily halted. In January 2002, the Argentina's Congress granted the President legal authority to devalue the Argentina peso against the dollar (to which the peso had been linked by law for about 10 years), following which the government of Argentina announced a devaluation of about 29% (i.e. 1.4 peso per dollar). During February 2002, the law in Argentina was changed to state that the peso would be a floating currency and the rate of 1.4 pesos per dollar for exporters and importers no longer exists. On January 11, 2002, trading resumed in the foreign currency market in Argentina, and a conversion rate of
          1.7 pesos to the dollar was set. This conversion rate was the determining rate as at December 31, 2001. As a result of the devaluation, the consolidated company's assets in Argentina eroded (mainly trade receivables and other debts receivable) in 2001 at the amount of approximately 15 million dollars. In addition, due to the economic and political situation in Argentina, M-A industries included in 2001 a one-time allowance of 8 million dollars, mainly on account of bad debt.

          The recession in Argentina continued in 2002 and the peso was devalued further by approximately 98% (from 1.7 peso to the dollar on December 31, 2001 to 3.37 peso to the dollar on December 31, 2002).

          In July 2002 the government of Argentina published regulations setting the various rates for the linkage of customer debt payments to the dollar, so that customer debts deriving from the sale of agricultural inputs denominated in dollars would be paid at the dollar exchange rate applicable on the date of payment, less discounts ranging from 25% to 60%, which were determined according to the products for which the agricultural inputs were used, as defined in those regulations.

          Due to the ongoing devaluation and economic crisis in Argentina and in view of the experience gained in the application of the regulations published by its government, M-A industries included a provision of about 10.8 million dollars in 2002 in respect to bad debts and in respect to erosion of the assets of the consolidated company in Argentina.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

          The continued recession in Argentina, the return of high inflation and high devaluation rates of the peso to the dollar, are liable to influence the results of operations and the business status of the consolidated company in Argentina. M-A Industries and its consolidated companies are guarantors for the liabilities of the consolidated company to the banks in Argentina in a total amount of about 17 million dollars.

     7. During 2002, the local currency in Brazil was devalued against the dollar by about 52%, accompanied by high volatility throughout the year.

     8.   M-A Industries and its  consolidated  companies  acted to minimize the
          exposure  in  respect  of  surplus   monetary   assets  over  monetary
          liabilities in the Brazilian real and the Argentinian peso.

     9.   Under a prospectus in November 2001, M-A Industries issued convertible
          debentures  and  options.   The  net  proceeds  from  the  issue  were
          approximately 62.5 million dollars.

          On January 23, 2002, M-A Industries issued to investors NIS 133,980,000 par value convertible debentures, as part of a private placement, for a total consideration of approximately 29.5 million dollars. The terms of these debentures are the same as the terms for the debentures issued by M-A Industries under a prospectus in November 2001. See Note 15B(3).

          As at December 31, 2002, it is unlikely that the debentures will be converted or that the options will be exercised.

     10. In April 2001 M-A Industries' Board of Directors adopted a resolution for the distribution of options to the employees of M-A Industries and its consolidated companies. According to the plan, over the next two years, 17,400,000 options, exercisable into 17,400,000 ordinary shares of NIS 1 par value each of M-A Industries, at an exercise price of NIS 8.76, linked to the dollar (all the options were allocated by the balance sheet date) will be allocated.

     11. In 2001, Koor purchased 2,100,000 par value of shares of M-A Industries for NIS 22 million, and sold 19,383,000 shares of M-A Industries for approximately NIS 181 million (at the stock exchange price - NIS 8.80). The capital gain recorded during the third quarter of 2001 amounted to approximately NIS 14 million.

     12. In May 2001 M-A Industries' Board of Directors decided to adopt a dividend policy at 15% - 30% of the annual net profit, subject to the existence of profits worthy of distribution and to specific decisions of the Board of Directors.

          In accordance with this policy, a dividend of 11.5 million dollars was distributed in respect of 2001 profits, and a dividend of 8.5 million dollars was announced and distributed in 2002. After the balance sheet date, an additional dividend of 9.5 million dollars was announced with respect to 2002 profits.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

     13. The percentage of the Company's holding in M-A Industries as at December 31, 2002 is 52.37%. Assuming exercise and conversion of all the convertible securities issued and allotted by M-A Industries, the percentage of the Company's holding in M-A Industries will decrease to 43.56%.


     D. Mashav Enterprise and Development Ltd. ("Mashav") - a proportionately consolidated company

          In January 2000 Koor and Clal Industries & Investments Ltd. ("Clal"), completed a transaction for the sale of Mashav whereby Koor sold to Clal all its holdings (50%) in Mashav in consideration of NIS 962 million and 47.5% of the share capital in Mashal Alumina Industries Ltd. The capital gain to Koor from this sale was approximately NIS 392 million before tax, and after tax was approximately NIS 252 million.

          During December 1999, before the above transaction was closed, Mashav distributed a dividend to Koor and Clal in the amount of NIS 767 million.


     E.   Telrad Networks Ltd. ("Telrad") - a consolidated company

     1. In 2002, Telrad's board of directors is approved a reorganization plan that included additional employee retirement in addition to the previous retirement plans from 2000 and 2001. The financial statements for 2002 include an expense of NIS 109 million, recorded under the item "Other income (expenses), net" (the cost of the reorganization plan in 2001 and 2000 amounted to NIS 92 million and NIS 278 million respectively). The amounts scheduled for payment during 2003 are presented as current liabilities.

     2. As at the balance sheet date, Telrad did not meet some of the financial ratios defined in an agreement with the banks. The company reached agreement in principle with the banks, whereby approximately NIS 129 million of loans were repaid. NIS 33 million of short-term credit was converted into long-term loans, and the balance of the debt was rescheduled.

          A written agreement has not yet been drafted, but its principles are reflected in the financial statements as at December 31, 2002.

     3. In 2000, a series of agreements were signed between the Company, Telrad and Nortel Networks ("Nortel"), whereby a new company was established in Israel - Nortel Network Israel Ltd. ("Nortel Israel"), controlled by Nortel. Koor and Telrad invested 5.6 million dollars in the share capital in exchange for 28% of the rights to profits, without voting rights, and made shareholders' loans available to Nortel Israel in the amount of 43 million dollars at 6% annual interest, to be repaid in 2003.

          Telrad signed an agreement with Nortel Israel whereby the marketing operations of public exchanges and TX1 business exchanges would be carried out by Nortel Israel, while Telrad would be a sub-contractor for the manufacture of those exchanges.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

     E.   Telrad Networks Ltd. ("Telrad") - a consolidated company (cont'd)

          Telrad received 90 million dollars in respect of the transaction over and above the book value of the transferred assets. As a result, in 2000 Koor recorded a capital gain after tax of approximately NIS 278 million.
          Koor and Telrad were granted a put option to sell to Nortel the shares in Nortel Israel, and at the same time, Nortel was granted a call option to purchase those shares.

          The two options have identical exercise prices and can be exercised in 2003 at a price reflecting the amount of the investment plus a yield defined in the agreement. The Company estimates that the probability of one of the options not being exercised is low.

          In view of the above, the investment in Nortel Israel and the loans it was granted are presented in current assets (in 2001 the investment was presented under the item "Investments and other receivable").

     4. In 2001 a contract was signed between Telrad and ECtel (a public company and ECI's subsidiary), whereby Telrad sold all its holdings (100%) in Net-Eye Ltd. to ECtel, which issued shares and options to Telrad in consideration of the acquisition.

          The  transaction  was  handled  in  Koor's  financial   statements  in
          accordance with the accounting principles for similar asset-exchange transactions, and accordingly, no profit or loss was recorded from the transaction (See also Note 27C).

     5. In May 2002, Telrad signed a share swap and merger plan agreement with Connegy Inc., whereby a wholly-owned consolidated company of Telrad merged with Connegy Inc. After the merger, the Company holds 52% of the share capital of Telrad Connegy Communications Inc. (formerly Connegy Inc.).

          The transaction was treated in the financial statements in accordance with the accounting principles for similar asset swaps, and therefore, no loss or gain was recorded from the transaction.


     F.   Elisra Electronic Systems Ltd. ("Elisra") - a consolidated company

     1. On July 2, 2002, the Company, Elisra and Elta Electronic Industries Ltd. ("Elta" or "the Buyer") signed an agreement ("the Purchase Agreement") whereby Koor would sell to Elta 30% of Elisra's shares for 100 million dollars.

          In addition, Koor granted to Elta options to increase its holding in Elisra by up to an additional 8% in consideration of a maximum sum of approximately 26 million dollars. Under the Purchase Agreement, Koor agreed to indemnify the Buyer if certain conditions, set out in the Agreement, existed. Also see Note 18A(2).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

     F. Elisra Electronic Systems Ltd. ("Elisra") - a consolidated company (cont'd)

          An agreement, between Koor and Elta, to which Elisra is a party, set out the structure of the Elisra's Board of Directors and its decision-making process, and imposed certain limitations on the sale of Elisra's shares.

          In addition, a cooperation agreement was signed between Elisra and Elta, with regard to their activities, including a proposal for an agreed basket of products and the principles for selecting a project leader from time to time.

          Following the Agreement, it became feasible to utilize Koor's tax losses carried forward, and therefore, a tax asset of approximately NIS 121 million was recorded under the income tax item.

          In November 2002, after receipt of the required approvals, the transaction was completed.

          In the fourth quarter, Koor recorded a capital gain of approximately NIS 346 million, under the item "Other income, net", and tax expenses of approximately NIS 121 million following utilization of the tax asset mentioned above.

     2. On March 17, 2001, a fire broke out at the plants of Elisra's consolidated companies - Tadiran Systems Ltd. and Tadiran Spectralink Ltd. The consolidated companies' management estimated, on the basis, inter alia, on the opinion of its professional advisers, that the indemnity from the insurance companies would be not less than the book value of the damaged property, i.e. about 33 million dollars. By December 30, 2002, the insurance companies had transferred advance payments of about 10 million dollars.

          In view of the ongoing processes and the opinion of Elisra's management that additional legal proceedings will be necessary, the balance of the above amount is presented as a long-term debt.

          The amount of the claim filed against the insurance company is considerably higher than the book value of the damaged assets, and is based on their market value, recourse costs and compensation for the loss of income.
          In October 2002 the consolidated companies submitted a revised claim to the insurance company.

     3. In the year ended December 31 2002, BVR (a subsidiary of Elisra) incurred an operating loss of $3.9 million and a net loss of 5.8 million dollars and had negative cash flows from operating activities of 3 million dollars. In addition, as of December 31, 2002 BVR has a deficiency in its shareholders' equity of 3.6 million dollars and a working capital deficit of 5.4 million dollars. On the same date,
          BVR's cash balances amounted to 860 thousand dollars and its short-term bank credit totaled 15.1 million dollars. Subsequent to balance sheet date, BVR reached an agreement with its principal bank lenders to reschedule the repayment of short-terms loans in the amount 9 million dollars to June 30, 2004.

          BVR is confident that the rescheduling of the above mentioned loans, together with meeting forecasted cash flows from operating activities for 2003, as well as obtaining orders forecasted in the budget approved by its Board of Directors will enable it to meet its anticipated commitments for at least 12 months following the date of approval of its financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

     F. Elisra Electronic Systems Ltd. ("Elisra") - a consolidated company (cont'd)

     3.   (cont'd)

          The losses incurred by BVR and its financial position has prompted Elisra to write-down the goodwill recorded on the acquisition of BVR by approximately NIS 36 million. The book value of the net assets of BVR together with the balance of goodwill following the above-mentioned write-down is negligible.

          During 2000 and 2001, provisions of approximately NIS 44 million and NIS 38.8 million respectively were recorded in the goodwill of BVR, in order to reflect a decrease in value not of a temporary nature, based, inter alia, on the business operations, the backlog, and updated assessment of the market potential. The provisions are included under the item "Other income (expenses), net".


     G.   United Steel Mills Ltd. ("USM")

          On November 5, 2001, the Haifa District Court gave a liquidation order for USM Group Ltd., under which Adv. Ilan Shavit was appointed as special manager until a permanent liquidator would be appointed. Previously, from March 16, 2000 to July 30, 2001, the group was managed under a stay of proceedings order, and from August 1, 2001 under a temporary liquidation order.

          Due to the liquidation proceeding which commenced on August 1, 2001, the consolidation of USM in the financial statements of Koor was terminated at the beginning of the third quarter of 2001. In 2001, the operations of USM constituted the entire activity in the construction and infrastructure segment in Koor's operations, after two other companies in this segment were sold during 2000. Therefore, in the Statement of Operations, including the earning (loss) per share for the year that ended December 31, 2001, operations in the construction and infrastructure segment are presented as a segment whose operations were discontinued (see Note 23(h)).

          During 2001, in the period when the group was managed under the stay of proceedings order, Koor made available, ex gratia and without committing to it, a special credit line of about NIS 30 million, which was given concurrently with credit arrangements given ex gratia by the banks, and was intended to finance the expenses involved in the sale of the plants and the workers' retirement arrangements. Since Koor was not a guarantor for the debts of USM to third parties, it had no share in USM's losses for the first six months of 2001 beyond the aforementioned amount.


     H.   Koor   Corporate   Venture   Capital   ("Koor  CVC")-  a  consolidated
          partnership

     1. On January 2, 2000, Koor and a wholly-owned subsidiary set up a registered partnership called "Koor Corporate Venture Capital", through which Koor concentrates its investment activities in venture capital funds and in technological companies with growth potential. See Note 18B(5) for investment commitments and investments after the balance sheet date.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

     H.   Koor   Corporate   Venture   Capital   ("Koor  CVC")-  a  consolidated
          partnership (cont'd)

     2. During the reporting period, Koor CVC's management estimated that the value of the investments in the portfolio was lower than the cost of the investment, and therefore decided to reduce the value of the investment by approximately NIS 95 million (as outlined in the following item 3).

     3. On January 9, 2003 Koor CVC signed a letter of intent with a secondary venture capital fund (the "Acquiring fund") for the sale of its limited partnership in certain venture capital funds ("the Funds"). The letter of intent states that from now on, the balance of Koor CVC's commitment in the Funds would be transferred to the Acquiring CVC.

          In view of the aforesaid, a provision was recorded for decline in value, at 50% of the balance of the equity in the Funds Being Sold, so that their value in the financial statements reflects 50% of the equity of the funds being sold.


     I.   Divestiture of additional holdings

     1. On May 4, 2001, Koor Group sold, free of charge, all its holdings (50%) in Sigmaone Communications ("Sigma1") to the KL-LLC group ("the Buyers"), the other shareholders in Sigma1.

          In the sale transaction, Koor and the Buyers transferred 2 million dollars to Sigma1, to ensure its operation as a going concern. Koor Group also replaced the existing debt of Sigma1 to it with a new debt, which includes an option to convert the debt to shares of about 15% of the capital of Sigma1, on the transaction date.

          Accordingly, the financial statements of Koor recorded a provision in the amount of the investment, including the loans which Koor extended to Sigma1, of approximately 10 million dollars.

     2. During 2001, a consolidated subsidiary of Koor Properties Ltd. (a company wholly-owned by Koor) sold part of its real estate assets in consideration of NIS 51 million (of which approximately NIS 34 million were received in 2002). Neither a profit nor a loss was recorded from the sale.

     3. In the first quarter of 2001, a provision of 10 million dollars was recorded for a decrease in value of investments in investee companies, so as to reflect, in the company's estimation, the anticipated losses as a result of the expected realization from investments or from a decrease in value not of a temporary nature. The reduction is recorded in the item "Other income (expenses), net". The balance of this provision as at December 31, 2001 is 8.7 million dollars.

     4. During December 2002, pursuant to the Company's decision to concentrate its public holdings, Koor sold 3,000,000 ECI shares to a wholly-owned company at the market exchange price. The transaction was handled in accordance with the Securities regulations (Presentation of actions between a corporation and its controlling shareholder in the financial statements) - 1996.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 4 - Short-Term Deposits and Investments

                                                                     Consolidated                             Company
                                                          ------------------------------           ---------------------------
                                                                      December 31                            December 31
                                                          ------------------------------           ---------------------------
                                                                  2002              2001               2002               2001
                                                          ------------     -------------           --------         ----------
                                                                   NIS thousands                          NIS thousands
                                                          ------------------------------           ---------------------------
      Marketable securities (1):
          Debentures                                          149,141           349,556            127,559            328,648
          Short-term Treasury notes                           164,917            69,866            129,328             69,836
          Shares and options                                   53,291           112,430             49,801            106,203
          Mutual fund participation
           certificates                                         4,675             8,159                  -                   -
                                                             --------           -------            -------            -------
                                                              372,024           540,011            306,688            504,687
         Deposits in banks and financial
          institutions                                        451,436            99,066            394,542                   -
         Short-term loans and current
          maturities of long-term loans                       234,974             3,240            176,025              3,240

                                                            ---------           -------            -------            -------
                                                            1,058,434           642,317            877,255            507,927
                                                           ==========           =======            =======            =======
         (1) Presented at market value.



Note 5 - Trade Receivables

         Consolidated:

                                                                                  December 31
                                                                        -----------------------------
                                                                              2002               2001
                                                                        ----------        -----------
                                                                                 NIS thousands
                                                                        -----------------------------

         Open accounts                                                  1,556,693         1,848,508
         Deferred promissory note and receivables from sale
          of customers' debts*                                            383,394           315,163
         Post dated checks receivable and credit card
          companies                                                        51,561            33,045
         Current maturities of long-term trade receivables                 49,508            49,016
                                                                        ---------         ---------
                                                                        2,041,156         2,245,732
                                                                        =========         =========
         Including:
         Net of allowance for doubtful accounts                            96,319           107,332
                                                                        =========          ========

          * According to the accounting principles relating to sale of customer debts (Note 2R), the balance of the customer debts, which were sold in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, were written off. For the share in customer debt included in the securitization transaction, and which were not recognized as a sale, a deferred promissory note was recorded
               (December  31, 2002 - NIS 357,468  thousand,  December 31, 2001 -
               NIS 304,075 thousand), see Note 3C(1).


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 6 - Other Receivables

                                                                       Consolidated                            Company
                                                              --------------------------             -------------------------
                                                                        December 31                          December 31
                                                              --------------------------             -------------------------
                                                                  2002              2001               2002               2001
                                                              --------         ---------             ------            -------
                                                                     NIS thousands                        NIS thousands
                                                              --------------------------             -------------------------

         Government agencies                                  134,424          *164,639                724                472
         Deferred taxes, see Note 16F                          74,481           112,007                  -                  -
         Accrued income                                        40,522           135,258              2,404              2,493
         Prepaid expenses                                      45,560            46,316                  -                  -
         Employees                                             10,121            13,258                  -                  -
         Affiliates - current accounts                          3,201             3,410                  -                  -
         Others                                               150,451           159,285             46,975             12,887
                                                              -------           -------             ------             ------
                                                              458,760           634,173             50,103             15,852
                                                              =======           =======             ======             ======
         *   Reclassified


Note 7 - Inventories and Work in Progress

         Consolidated:
                                                                                                            December 31
                                                                                                ------------------------------
                                                                                                       2002              2001
                                                                                                -----------          --------
                                                                                                          NIS thousands
                                                                                                ------------------------------
         A.       Inventories and work in progress, net of customer advances
                  Presented as current assets:

                  Industrial inventory:
                  Raw and auxiliary materials                                                      596,237           689,242
                  Goods and work in progress (1)                                                   261,889           272,628
                  Finished goods                                                                 1,082,042           863,448
                  Advances in respect of materials                                                   3,439            17,566
                  Inventories for trading operations - merchandise,
                   including advance payments                                                       74,283            74,840

                                                                                                ----------         ---------
                                                                                                 2,017,890         1,917,724

                  Less - customer advances                                                           8,276            47,188
                                                                                                ----------         ---------

                                                                                                 2,009,614         1,870,536
                                                                                                 =========         =========

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 7 - Inventories and Work in Progress (cont'd)
                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2002              2001
                                                                                                -----------          --------
                                                                                                          NIS thousands
                                                                                                ------------------------------
        B. Customer advances, net of work in progress

                  Presented as current liabilities:

                  Customer advances in respect of work in progress (1)(2)(3)                       234,459           299,111
                  Less - inventory and work in progress                                                189             1,053
                                                                                                ----------         ---------

                                                                                                   234,270           298,058
                                                                                                 =========         =========

              (1)   Net of provision for loss in respect
                    of work in progress                                                             62,785            13,916
                                                                                                 =========         =========
               (2)  Not including long-term advances

               (3) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances (including long-term advances).


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 8 - Investments in Investee companies

                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2002              2001
                                                                                                -----------          --------
                                                                                                          NIS thousands
                                                                                                ------------------------------
         A. Consolidated balance sheet - affiliates

         Net asset value of the investments (1)(2)                                               1,013,968         1,370,464
                                                                                                ----------         ---------
         Goodwill and original difference (2):
          Original amount                                                                           67,742            79,525
          Accumulated amortization                                                                 (46,474)          (40,344)
                                                                                                ----------         ---------

                                                                                                    21,268            39,181
                                                                                                ----------         ---------
         Long-term loans (3)                                                                        26,066            28,485
                                                                                                ----------         ---------
                                                                                                 1,061,302         1,438,130
                                                                                                ==========         =========

         (1) As follows:
                  Net asset value of investments as at December 31, 1991                           282,484           282,484
                  Changes from January 1, 1992:
                  Cost of shares acquired or received                                            1,284,126         1,259,839
                  Accumulated earnings, net                                                       (611,482)         (361,060)
                  Changes in capital reserves and
                   Foreign currency translation adjustments                                        (20,794)           79,104
                  Initially consolidated subsidiaries, net                                         474,130           474,130
                  Disposals, net                                                                  (394,496)         (364,033)
                                                                                                 ----------        ----------
                                                                                                 1,013,968         1,370,464
                                                                                                 ==========        ==========


         (2)       Including  investments  in  companies  traded  on  the  Stock
                   Exchange in Tel Aviv or abroad, in NIS millions:
                  Carrying value                                                                       981             1,323
                                                                                                 =========         =========

                  Market value as at balance date                                                      430               958
                                                                                                 =========         =========

         (3)      Linkage terms and interest rates relating to long-term loans:

                  Linked to the CPI - bearing interest at the rate of 5.5%                          19,519            22,062
                  Linked to the Dollar - in part bearing interest up to the
                   rate of 3.4%, and in part bearing no interest                                     6,547             6,423
                                                                                                ----------         ---------

                                                                                                    26,066            28,485
                                                                                                ==========         =========

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)

         B. Company balance sheet - investees

                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2002              2001
                                                                                                -----------          --------
                                                                                                          NIS thousands
                                                                                                ------------------------------
         Shares:
         Net asset value of the investments                                                      2,093,307        *2,898,292
                                                                                                ----------         ---------
         Goodwill and original differences:
         Original amount, net                                                                      224,629          *350,919
         Accumulated amortization                                                                 (109,502)          (93,568)
                                                                                                ----------         ---------

                                                                                                   115,127           257,351
                                                                                                ----------         ---------

         Book value (1)                                                                          2,208,434         3,155,642
         Payments on account of shares (1)                                                          59,960            59,960
         Long-term loans and capital notes (2)                                                   1,445,147         1,555,556
         Non-current inter-company accounts (3)                                                      3,112             2,209
                                                                                                ----------         ---------

                                                                                                 3,716,653         4,773,367
                                                                                                ==========         =========

         (1) As follows:
                  Cost of shares including accumulated
                   earnings as at December 31, 1991                                              2,071,733         2,071,733
                  Changes from January 1, 1992:
                  Cost of acquired shares                                                        7,173,332         7,161,255
                  Accumulated earnings, net                                                     (4,531,108)       (3,311,639)
                  Changes in capital reserves, net                                                 118,445          (286,071)
                  Disposals                                                                     (2,564,008)       (2,419,676)
                                                                                                ----------         ---------

                  Book value, including payments on
                   account of shares (4)                                                         2,268,394         3,215,602
                                                                                                ==========         =========

                  *   Reclassified


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)

         B. Company balance sheet - investees (cont'd)


                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2002              2001
                                                                                                -----------          --------
                                                                                                          NIS thousands
                                                                                                ------------------------------
         (2) Long-term loans and capital notes:
                  Long-term loans (a)                                                              122,874           163,384
                  Capital notes - unlinked and not bearing
                   interest (b)                                                                  1,404,226         1,425,273
                                                                                                ----------         ---------
                                                                                                 1,527,100         1,588,657
                  Less - current maturities of long-term loans                                      81,953            33,101
                                                                                                ----------         ---------
                                                                                                 1,445,147         1,555,556
                                                                                                ==========         =========

         (a) Long-term loans classified by linkage terms and interest rates:

                                                     Interest rate
                                                    at December 31        December 31        December 31
                                                    --------------        -----------        -----------
                                                              2002               2002               2001
                                                    --------------        -----------        -----------
                                                                 %                NIS thousands
                                                    --------------        ------------------------------
                  Linked to the Dollar                        3.73             5,921              5,879
                  Linked to the CPI                       2.0-2.75            73,114             78,447
                  Linked to the CPI                    No interest            43,839             79,058

                                                                             122,874            163,384
                                                                             =======            =======

         (b) Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.

         (3)      Non-current inter-company accounts:

                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2002              2001
                                                                                                -----------          --------
                                                                                                          NIS thousands
                                                                                                ------------------------------
                  Linked to the Dollar                                                                 142               142
                  Unlinked-bears interest at the rate of
                   the increase in the CPI                                                           2,970             2,067
                                                                                                ----------         ---------
                                                                                                     3,112             2,209
                                                                                                ==========         =========

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)

         B. Company balance sheet - investees (cont'd)


                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2002              2001
                                                                                                -----------          --------
                                                                                                          NIS millions
                                                                                                ------------------------------
         (4)       Including  investments in marketable shares traded on the Tel
                   Aviv Stock Exchange or abroad in NIS millions:

                  Carrying value                                                                     1,363             1,770
                                                                                                ==========         =========

                  Market value as at balance date                                                      811             1,462
                                                                                                ==========         =========

Note 9 - Other Investments and Receivables

         A. Composition:
                                                                      Consolidated                            Company
                                                               -------------------------           ---------------------------
                                                                      December 31                            December 31
                                                               -------------------------           ---------------------------
                                                                  2002              2001               2002               2001
                                                               -------          --------           --------           --------
                                                                    NIS thousands                        NIS thousands
                                                               -------------------------           ---------------------------

         Deposits in banks and in
          financial institutions                               77,755           417,733             55,207            393,833
         Non-current trade receivables                         26,473            61,231                  -                   -
         Long-term loans receivable
          from others                                          51,482           280,810                  -            175,054
                                                              -------           -------             ------            -------
                                                              155,710           759,774             55,207            568,887

         Marketable securities                                  1,513             3,184                  -                   -

         Venture capital investment                           289,745           336,326                  -                   -

         Indemnification receivable for fire
          damages                                             110,140                 -                  -                  -

         Non-marketable shares and
          payments on account                                   1,746            26,674              1,746             20,570

         Others                                                23,666            30,833                153                223
                                                              -------         ---------             ------            -------
                                                              582,520         1,156,791             57,106            589,680
                                                              =======         =========             ======            =======

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 9 - Other Investments and Receivables (cont'd)

         B.       Classification by linkage terms and interest rates of deposits, non - current debts of customers and long - term loans from others:

         Consolidated:
                                                                                 Average
                                                                          interest rates
                                                                                      at                    December 31
                                                                             December 31              ------------------------
                                                                                    2002                     2002         2001
                                                                          --------------              -----------   ----------
                                                                                       %                   NIS thousands
                                                                          --------------              ------------------------

         Linked to the CPI                                                    Mainly 5.7            62,041            405,175
         Linked to the foreign currency (mainly to the Dollar)                  0 - 10.0            90,979            354,331
         Unlinked                                                               0 - 11.3             2,690                268
                                                                                                   -------            -------
                                                                                                   155,710            759,774
                                                                                                   =======            =======
         Company:
                                                                                                            December 31
                                                                                                      ------------------------
                                                                                                            2002          2001
                                                                                                      ----------    ----------
                                                                                                           NIS thousands
                                                                                                      ------------------------

         Linked to the CPI                                                           5.7            55,207            396,924
         Linked to the Dollar                                                                            -            171,963
                                                                                                   -------            -------

                                                                                                    55,207            568,887
                                                                                                   =======            ========

         C. Repayment schedule of deposits, non-current customers balances and long-term loans from others, in the consolidated balance sheet:

                                                 Consolidated                               Company
                                            --------------------------            ---------------------------
                                                  December 31                               December 31
                                            --------------------------            ---------------------------
                                                2002              2001               2002               2001
                                            --------         ---------            -------           --------
                                                   NIS thousands                           NIS thousands
                                            --------------------------            ---------------------------

         Amounts collectible in the:
         Second year                        101,149           669,274             55,207            559,387
         Third year                          19,702            43,046                  -              9,500
         Fourth year                          8,762            10,819                  -                  -
         Fifth year                           5,439            31,495                  -                  -
         Thereafter and without a
          specific maturity date             20,658             5,140                  -                  -
                                            -------           -------             ------            -------
                                            155,710           759,774             55,207            568,887
                                            =======           =======             ======            =======

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 10 - Fixed Assets

         A.       Consolidated
                                                                                                         Installations
                                                                                                        under construc-
                                                                                                          tion and pay-
                                              Land   Buildings     Machinery,  Vehicles    Office   Tools     ments on       Total
                                        (including                 equipment        and furniture    and    account of
                                         leasehold                       and  forklifts       and  instru- acquisition
                                             land)             installations            equipment   ments    of assets
                                         ---------   --------- -------------  --------- ---------  -------  ----------   ---------
                                                                         NIS thousands
                                           ---------------------------------------------------------------------------------------

         Cost as at January 1, 2002        125,749   1,737,152     3,930,986     71,297   185,165    4,316      15,616   6,070,281

         Additions during the year             973      28,758       194,866      9,009    26,618        -      19,569     279,793
         Adjustments resulting from
          foreign currency translation
          differences*                         500       4,157        17,715        535     1,120        -         114      24,141
         Formerly consolidated
          subsidiaries, net                    237       7,690            24      1,506     3,264        -           -      12,721
         Other changes during the
          year, net                              -      (8,419)       (1,515)   (18,996)   (7,903)  (1,060)    (33,798)    (71,691)
                                           -------  ----------      ---------   --------  --------   ------     -------  ---------
         Balance as at December 31, 2002   127,459   1,769,338      4,142,076     63,351   208,264    3,256       1,501  6,315,245
                                           =======   =========      =========     ======   =======   ======     =======  =========
         Accumulated depreciation as at
          January 1, 2002                    1,188     596,985      2,147,771     32,445   109,689        -           -  2,888,078
         Additions during the year              57      45,221        187,331      8,852    19,589        -           -    261,050
         Adjustments resulting from
          foreign currency translation
          differences*                           5       1,748         10,898        238       711        -           -     13,600
         Formerly consolidated
          subsidiaries, net                      -       2,037             14        763     1,909        -           -      4,723
         Other changes during the year, net      -      (1,571)       (32,539)   (11,124)   (7,157)       -           -    (52,391)
                                           -------  ----------      ---------   --------  --------   ------     -------  ---------
         Balance as at December 31, 2002     1,250     644,420      2,313,475     31,174   124,741        -           -  3,115,060
                                           -------  ----------      ---------   --------  --------   ------     -------  ---------
         Net book value as at
          December 31, 2002                126,209   1,124,918      1,828,601     32,177    83,523    3,256       1,501  3,200,185
                                           =======  ==========      =========   ========  ========   ======     =======  =========

         Net book value as at
          December 31, 2001                124,561   1,140,167      1,783,215     38,852    75,476    4,316      15,616  3,182,203
                                           =======  ==========      =========   ========  ========   ======     =======  =========


         *        See Note 2B(3)

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 10 - Fixed Assets (cont'd)

         A.       Consolidated (cont'd)

          (1) Some of the real estate properties have not yet been registered in the Land Registry Office in the name of the subsidiaries, in some cases because of the absence of formal parceling of the area.

               Leasehold rights are for a period of 49 years, ended in the year 2002 and thereafter. Certain leases provide an option for extension for another 49 years.

               The cost of leasehold real estate as at December 31, 2002, is approximately NIS 812 million, of which approximately NIS 456 million is under a capitalized lease.

          (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 199 million, adjusted, and NIS 203 million, adjusted, as at December 31, 2002 and 2001, respectively (see also Note 16A).

          (3) Includes capitalized interest amounting to NIS 93,278 thousand adjusted, and NIS 81,330 thousand adjusted to December 31, 2002 and 2001, respectively.

          (4) As for amounts charged to cost of fixed assets, see Notes 23B and E.

          (5)  Including  fully  depreciated   assets  amounting  to  NIS  1,033
               million, adjusted to December 31, 2002.

          (6)  See Note 22 regarding liens.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 10 - Fixed Assets (cont'd)

         B.       Company

         Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:

                                                            Balance at          Changes during the year                Balance
                                                             beginning        -----------------------------             at end
                                                               of year         Additions          Disposals            of year
                                                            -----------       ----------          ---------           --------
                                                                                     NIS thousands
                                                            -------------------------------------------------------------------
         Cost:

         Offices and land *                                    36,700                 -                  -             36,700
         Vehicles                                                 563                 -                563                  -
         Office equipment                                       6,495               110                240              6,365
                                                               ------               ---                ---             ------
                                                               43,758               110                803             43,065
                                                               ------               ---                ---             ------

         Accumulated depreciation:

         Offices                                                2,411             1,078                  -              3,489
         Vehicles                                                 314                56                370                  -
         Office equipment                                       2,447               562                235              2,774
                                                               ------               ---                ---             ------
                                                                5,172             1,696                605              6,263
                                                               ------               ---                ---             ------
         Net book value:

         Land and offices                                      34,289                                                  33,211
         Vehicles                                                 249                                                       -
         Office equipment                                       4,048                                                   3,591
                                                               ------                                                  ------
                                                               38,586                                                  36,802
                                                               ======                                                  ======

         (*) Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 dunams, not yet registered in the Company's name.
               These offices have not as yet been registered in the name of the Company at the Land Registry Office. The offices are on land leased under a capital lease for a period of 49 years ending in 2044.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 11 - Other Assets, Net of Amortization

         A. Consolidated balance sheet

                                                                              December 31
                                                                   -----------------------------
                                                                         2002               2001
                                                                   ----------      -------------
                                                                               NIS thousands
                                                                   -----------------------------

         Intangible assets-goodwill:
         Original amounts                                            903,663            823,591
         Accumulated amortization                                    360,835            261,285
                                                                   ---------         ----------
                                                                     542,828            562,306
                                                                   ---------         ----------

         Licensing of products abroad:
         Original amounts                                            713,868            549,659
         Accumulated amortization                                    355,056            293,201
                                                                   ---------         ----------
                                                                     358,812            256,458
                                                                   ---------         ----------

         Intangible assets in the purchase of products:(1)
         Original amounts                                          1,346,791            495,600
         Accumulated amortization                                     48,567             21,252
                                                                   ---------         ----------
                                                                   1,298,224            474,348
                                                                   ---------         ----------
         Marketing rights and others:
         Original amounts                                            213,238            118,182
         Accumulated amortization                                     54,307             64,216
                                                                   ---------         ----------
                                                                     158,931             53,966
                                                                   ---------         ----------
         Deferred expenses:

         Debentures issuance costs:
         Original amount                                              13,566             34,706
         Accumulated amortization                                      2,402             22,520
                                                                   ---------         ----------
                                                                      11,164             12,186
                                                                   ---------         ----------
         Deferred taxes receivable
          (see Note 16(F))                                            72,906            103,964
                                                                   ---------         ----------
                                                                   2,442,865          1,463,228
                                                                   =========          =========

         (1) Including intellectual property rights, trade mark, technological know-how, etc.



          B.   Company balance sheet

          The Company's deferred expenses relating to NIS 17,526 thousand of debentures, were fully depreciated in 2001.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 12 - Credit from Banks and Others

         A. Composition:
                                                                Consolidated                            Company
                                                            ----------------------------         ------------------------------
                                                                 December 31                          December 31
                                                            ----------------------------         ------------------------------
                                                                  2002              2001               2002               2001
                                                            ----------         ---------         ----------          ---------
                                                                        NIS thousands                        NIS thousands
                                                            ----------------------------         ------------------------------

         From banks                                         1,330,091         1,281,362            197,554            343,403

         Current maturities of long-term
          loans and debentures                              1,029,894           565,097            603,410             66,379
                                                            ---------         ---------            -------            -------
                                                            2,359,985         1,846,459            800,964            409,782
         See also Note 15A                                  =========         =========            =======            =======


         B. Classification by linkage terms and average interest rates:

                                                                                                          Consolidated
                                                                                Average           -----------------------------
                                                                       interest rates at                  December 31
                                                                             December 31          -----------------------------
                                                                                    2002               2002                2001
                                                                       -----------------          ----------------   ----------
                                                                                       %                    NIS thousands
                                                                       -----------------          -----------------------------
        Linked to foreign currency (mainly to                                2.1 - 14.8
          the Dollar)                                                  (mainly 2.1 -4.6)           997,072            969,490

         Unlinked                                                             2.1 - 11.4
                                                                    (mainly 10.6 - 11.4)           333,019            311,872
                                                                                                 ---------          ---------
                                                                                                 1,330,091          1,281,362
                                                                                                 =========          =========


                                                                                                            Company
                                                                                Average           -----------------------------
                                                                       interest rates at                  December 31
                                                                             December 31          -----------------------------
                                                                                    2002               2002                2001
                                                                       -----------------          ----------------   ----------
                                                                                       %                    NIS thousands
                                                                       -----------------          -----------------------------
         Linked to the Dollar                                                  2.7 - 3.2              179,532           305,800
         Unlinked                                                                   10.2               18,022            37,603
                                                                                                    ---------         ---------
                                                                                                      197,554           343,403
                                                                                                    =========         =========

         C. See Note 22 regarding liens to secure credit.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 13 - Trade Payables

                                                                   Consolidated                                Company
                                                            -----------------------------            --------------------------
                                                                   December 31                                December 31
                                                            -----------------------------            --------------------------
                                                                  2002              2001                     2002          2001
                                                            ----------         ---------             ------------     ---------
                                                                     NIS thousands                           NIS thousands
                                                            -----------------------------            --------------------------

         Open debts                                        1,181,420          1,338,835              1,074                191
         Cheques and notes payable                            24,494             25,481                208                  -
                                                           ---------          ---------              -----                ---
                                                           1,205,914          1,364,316              1,282                191
                                                           =========          =========              =====                ===


Note 14 - Other Payables
                                                                   Consolidated                                Company
                                                            -----------------------------            --------------------------
                                                                   December 31                                December 31
                                                            -----------------------------            --------------------------
                                                                  2002              2001                     2002          2001
                                                            ----------         ---------             ------------     ---------
                                                                     NIS thousands                           NIS thousands
                                                            -----------------------------            --------------------------
         Employees and
          withholdings remittable                             138,156           138,451                 22                900
         Provision for vacation pay and
          vacation expense allowance                          112,043           110,601              2,951              1,471
         Expenses to be paid                                  281,335           203,382             30,419             25,027
         Government agencies
          (including taxes)                                   143,949          *153,090              1,568              2,815
         Provision for warranty and repairs                    34,387            26,190                  -                  -
         Payables for purchase of assets                      225,036               230                  -                  -
         Severance pay payable and current
          portion of early retirement
          pensions (see Note 17)                              150,467           105,309                153                239
         Reserve for internal insurance                        15,389            18,738              7,871              9,177
         Dividend proposed to the minority                          -             5,801                  -                  -
         Deferred income                                       14,549            20,859                  -                325
         Liability in respect of securities
          that were sold short                                 72,462            62,388                  -                  -
         Others                                               233,472           283,713             36,578             26,600
                                                            ---------         ---------             ------             ------
                                                            1,421,245         1,128,752             79,562             66,554
                                                            =========         =========             ======             ======
         Includes interested parties                                                                   502                940
                                                                                                     =====                ====

         *   Reclassified

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities

         A.       Loans
                                                                   Consolidated                                Company
                                                            -----------------------------            --------------------------
                                                                   December 31                                December 31
                                                            -----------------------------            --------------------------
                                                                  2002              2001                     2002          2001
                                                            ----------         ---------             ------------     ---------
                                                             NIS thousands  NIS thousands          NIS thousands  NIS thousands
                                                            -------------  -------------          -------------  --------------

         1.       Loans from banks                          4,900,688         5,093,407          2,582,089          2,804,463
                  Less - current maturities                   989,595           488,045            470,416                  -
                                                            ---------         ---------          ---------          ---------
                                                            3,911,093         4,605,362          2,111,673          2,804,463
                                                            ---------         ---------          ---------          ---------
         2.       Loans from others:
                  Shareholders in subsidiaries
                   and in proportionately
                   consolidated companies                      39,200            30,895                  -                  -
                  Investees                                         -                  -            93,801            117,420
                  Receipts from
                   time-sharing units                          35,282            35,615                  -                  -
                  Deferred income                               4,239             9,890                  -                  -
                  Others and long-term
                   accrued expenses                            29,102            34,871                  -                  -
                                                            ---------         ---------          ---------          ---------
                                                              107,823           111,271             93,801            117,420
                  Less - current maturities                     1,106             1,251             93,801             27,245
                                                            ---------         ---------          ---------          ---------
                                                              106,717           110,020                  -             90,175
                                                            ---------         ---------          ---------          ---------
                  Total loans                               4,017,810         4,715,382          2,111,673          2,894,638
                                                            =========         =========          =========          =========


         3.       Classification  by  linkage  terms  and  interest  rates:
                  The consolidated balance sheet:
                                                                   Interest rate at                       December 31
                                                                        December 31            ----------------------------
                                                                               2002                  2002              2001
                                                                    ---------------            -------------       --------
                                                                                  %                    NIS thousands
                                                                    ---------------            ----------------------------

                  Linked to the foreign currency (mainly
                   Dollar)                                                1.7 - 9.0
                                                                 (mainly 1.7 - 3.5)             2,912,715         3,439,150

                  Linked to the CPI                                      3.7 - 6.35
                                                                (mainly 5.8 - 6.35)             2,045,155        *1,710,753

                  Linked to the CPI                                     No interest                42,831           *43,159

                  Unlinked                                                 0 - 10.0                 7,810            11,616
                                                                                                ---------         ---------
                                                                                                5,008,511         5,204,678
                  Less - current maturities                                                       990,701           489,296
                                                                                                ---------         ---------
                                                                                                4,017,810         4,715,382
                                                                                                =========         =========

                  *   Reclassified

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

         A. Loans (cont'd)


                                                                        Interest rate at                  December 31
                                                                             December 31         ----------------------------
                                                                                    2002                  2002          2001
                                                                         ---------------         -------------       --------
                                                                                       %                   NIS thousands
                                                                         ---------------         ----------------------------
         The Company balance sheet:

         a.       From banks

                  Linked to the CPI                                           5.8 - 6.34             1,952,639      1,619,291

                  Linked to the Dollar                                         2.8 - 7.7
                                                                            (mainly 3.3)               629,450      1,185,172
                                                                                                    ---------      ---------
                                                                                                     2,582,089      2,804,463
                  Less - current maturities                                                            470,416              -
                                                                                                     ---------      ---------
                                                                                                     2,111,673      2,804,463
                                                                                                     =========      =========

                  In October 2001, an agreement was signed with Bank Hapoalim B.M., whereby long-term loans amounting to 253 million dollars were rescheduled to the Company for a five-year period, whereby the interest payments will be made quarterly. It was further agreed that the bank would extend an additional 50 million dollars loan to Koor, for a five-year period on the same terms.

                  In addition, during December 2001, the Company signed an additional agreement with another bank, whereby short-term credit to the total amount of 80 million dollars was rescheduled into a long-term credit for a three-year period.

                  In June 2002 an agreement was signed with Bank Leumi le'Israel B.M., whereby a long-term loan of 120 million dollars was re-extended to the Company for 4.5 years.


                  Based on the terms of the agreements signed with the banks, Koor committed, among other things, to maintain minimum shareholders' equity, and to repay part of the outstanding debt from proceeds of divested assets, should they be divested. As at the balance sheet date, Koor fulfills all its commitments to the banks.

                                                                        Interest rate at                  December 31
                                                                             December 31         ---------------------------
                                                                                    2002                2002            2001
                                                                         ---------------         -----------    ------------
                                                                                       %                     NIS thousands
                                                                         ---------------         ---------------------------
         b. From investees:

                  Linked to the CPI                                                  4.0            93,801           117,420
                  Less - current maturities                                                         93,801            27,245
                                                                                                    -------          -------
                                                                                                         -            90,175
                                                                                                    =======          =======

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

         B.       Debentures
                                                                Consolidated                            Company
                                                         -------------------------------      --------------------------------
                                                                 December 31                           December 31
                                                         -------------------------------      --------------------------------
                                                                 2002               2001               2002               2001
                                                         -------------     -------------      -------------      -------------
                                                         NIS thousands     NIS thousands      NIS thousands      NIS thousands
                                                         -------------     -------------      -------------      --------------
                  Debentures (1):                                   -            36,666                  -                   -
                  Less - current maturities                         -            36,666                  -                   -
                                                              -------           -------             -------            -------
                                                                    -                 -                  -                   -
                                                              =======           =======             =======            =======

                  Debentures convertible
                   in shares of Series F issued
                   by Koor (2):                                39,193            78,256             39,193             78,256

                  Debentures convertible
                   into shares of investee
                   companies (3):
                   Issued by subsidiaries                     405,141           275,114                  -                   -
                                                              -------           ------              -------            -------
                                                              444,334           353,370             39,193             78,256
                  Less - current maturities                    39,193            39,134             39,193             39,134
                                                              -------           ------              ------              -----
                                                              405,141           314,236                  -             39,122
                                                              =======           =======             ======             ======

         (1) Debentures of Series 7 issued by Koor Issuers Ltd. (consolidated company) bear interest of 4.5% and are linked to the CPI, both as to principal and interest. The debentures were payable until 2002. As at the balance sheet date, all the debentures were paid.

         (2)      Debentures convertible into shares in Koor:

         (a) NIS 23,435 thousand par value of debentures (Series F), traded on the Tel-Aviv Stock Exchange, are linked to the CPI of April 1994 and bear interest at an annual rate of 2.75%. The debentures are redeemable, if not previously converted into shares, in the year 2003. The debentures are convertible into registered ordinary shares of Koor of a par value of NIS 0.001 at the conversion rate of NIS 330 par value of debentures for one ordinary share.

                  In the current period debentures of a par value of NIS 23,435 thousand (Series F) were converted into shares. As at December 31, 2002 it is not probable that the debentures will be converted.

         (b) The debentures are secured by a first degree fixed token charge on a NIS 1 coin deposited with a trustee. In addition, Koor undertook not to create any charges on its assets, whether fixed or floating, prior to receiving the trustee's explicit approval, and on the condition that a charge of the same degree and the same level will also be registered in favor of the trustee to secure the debentures, except for a token charge to secure additional series of debentures that will be issued by Koor.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

         B.       Debentures (cont'd)

         2.       Debentures convertible into shares in Koor: (cont'd)

         (c) According to the prospectuses of the issue of Koor's convertible debentures, Koor will refrain from any distribution of dividends out of capital reserves, or from funds or profits deriving from capital gain, either of the Company or of the subsidiaries.

         3. Debentures convertible into shares of investee companies that were issued by the Company and subsidiaries

                                                                                                         Consolidated
                                                                                              --------------------------------
                                                      Interest rate as                                    December 31
                                                        at December 31                        --------------------------------
                                                                  2002                                 2002               2001
                                                       ---------------                        -------------      -------------
                                                                     %          Maturity      NIS thousands      NIS thousands
                                                       ---------------          --------      -------------      -------------
                  Linkage bases and interest rates:

                  Linked to the Dollar (a)                         2.5              2007           405,141            275,114
                                                                                                   =======            =======


                  (a) In November 2001 M-A Industries issued, under a prospectus, convertible debentures and options for a net consideration of approximately NIS 281 million. M-A Industries recorded the options at their fair value in accordance with the Black & Scholes option pricing model (about NIS 19 million). The balance of the proceeds (approximately NIS 262 million) was allocated to the fair value of the convertible debentures.

                           M-A Industries issued NIS 270,000 thousand par value of debentures (Series A) listed on the Tel Aviv Stock Exchange, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. The debentures are repayable in one payment in November 2007 if not converted before then into shares. The debentures are convertible into ordinary shares of NIS 1 par value each of M-A Industries at the rate of NIS 10.58 (following distribution of a dividend) par value of debentures per one ordinary share.

                           In January 2002 M-A Industries issued NIS 133,980 thousand par value of debentures (Series A) in a private placement. The terms of the debentures are the same as the terms of the debentures (Series A) issued by M-A Industries as above.

                           In June 2002 a consolidated company of M-A Industries purchased approximately NIS 16,684 thousand par value of debentures (Series A) in consideration of approximately 3.2 million dollars. The debentures are secured by a symbolic fixed senior lien on a deposit of NIS 1 in favor of the trustee for the debenture-holders. As at the balance sheet date, the debentures are not expected to be converted.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

        C. Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:

        1.   Consolidated
                             Loans from banks        Loans from others          Debentures                 Total
                          -----------------------   -------------------    ------------------     -------------------------
                                December 31            December 31            December 31                December 31
                          -----------------------   -------------------    ------------------     -------------------------
                                2002         2001       2002      2001       2002       2001            2002           2001
                          ----------    ---------   --------    -------    -------    -------     -----------     ---------
                                                                    NIS thousands
                          -------------------------------------------------------------------------------------------------

        Second year          916,758    1,535,076     25,087     22,693          -     39,122         941,845     1,596,891
        Third year           388,310      832,245      7,012     11,114          -          -         395,322       843,359
        Fourth year        2,034,024      323,917      4,981      5,303          -          -       2,039,005       329,220
        Fifth year           274,750    1,547,971      4,404     18,507    405,141          -         684,295     1,566,478
        Sixth year            90,703      123,819      4,300      4,427          -    275,114          95,003       403,360
        Subsequent years     206,548      242,334     60,933     47,976          -          -         267,481       290,310
                           ---------    ---------    -------    -------    -------    -------       ---------     ---------
                           3,911,093    4,605,362    106,717    110,020    405,141    314,236       4,422,951     5,029,618
                           =========    =========    =======    =======    =======    =======       =========     =========


        2.   The Company

                                                                               Convertible
                             Loans from banks       Loans from investees       Debentures                  Total
                          -----------------------   --------------------   ------------------     --------------------------
                                December 31             December 31            December 31                December 31
                          -----------------------   --------------------    ------------------     -------------------------
                                2002         2001       2002        2001       2002       2001            2002          2001
                          ----------    ---------   --------     -------    -------    -------     -----------     ---------
                                                                    NIS thousands
                          --------------------------------------------------------------------------------------------------

        Second year          362,733    1,015,041           -     90,175          -     39,122         362,733     1,144,338
        Third year                 -      362,082           -          -          -          -               -       362,082
        Fourth year        1,739,400            -           -          -          -          -       1,739,400             -
        Fifth year                 -    1,417,869           -          -          -          -               -     1,417,869
        Sixth year             9,540            -           -          -          -          -           9,540             -
        Subsequent years           -        9,471           -          -          -          -               -         9,471
                           ---------    ---------    --------    -------    -------    -------       ---------     ---------
                           2,111,673    2,804,463           -     90,175          -     39,122       2,111,673     2,933,760
                           =========    =========    ========    =======    =======    =======       =========     =========



         D. See Note 22 for details of security pledged to secure loans.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 16 - Taxes on Income

         A.  Tax  benefits   under  the  Law  for   Encouragement   of  Capital
         Investments, 1959:

         Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of up to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%.

         For fixed assets serving the approved enterprise, investees are entitled to an accelerated amortization deduction over five years.

         In the event that an investee distributes a dividend to shareholders out of income attributable to revenues from an approved enterprise which received a tax exemption, the company that distributes the dividend would be liable to tax at 25% of the earnings distributed. Deferred taxes in respect of income from approved enterprises were not provided, since it is the Group's policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

         Benefits are conditional upon the fulfillment of terms set out in law or in deeds of approval. Non-fulfillment of terms could cause cancellation of the benefit, in whole or in part, and the return of benefit sums, plus interest and linkage differentials. The investees met all terms set out as above as at the dates of the financial reports.

         As security for the implementation of the approved projects and compliance with the conditions of the approval, a pledge has been registered on the above subsidiaries' assets in favor of the State of Israel.


         B. Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law"):

         In accordance with the Adjustments Law, the results for tax purposes are measured in real (non-inflationary) terms, based on the changes in the CPI.


         C. Law for the Encouragement of Industry (Taxation), 1969:

         Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have in fact claimed, accelerated rates of depreciation.


         D. Tax rates applicable to income from other sources:

         Income not eligible to "approved enterprise" benefits, mentioned in item A. above, is liable to tax at the regular rate of 36%.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         E. Losses for tax purposes carried forward to future years and tax assessments:

         1. The consolidated balance of net operating and capital tax loss carryforwards to next years amounted to approximately NIS 2,677 million as at balance sheet date, out of which NIS 1,022 million relates to Koor.
                  Carryforward tax losses are linked to the CPI.

         2. The Company has received final assessments until 1998 tax year.

         F.       Deferred taxes:

         1. Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                               December 31
                                                                                      ---------------------------
                                                                                          2002               2001
                                                                                      --------            -------
                                                                                               NIS thousands
                                                                                      ---------------------------
                  Within current assets in respect of:
                  Provision for vacation pay and severance benefits                   (23,926)          (37,267)
                  Operating loss and capital loss carried forwards                    (17,143)          (34,134)
                  Inventory, net of customer advances                                   9,879             4,392
                  Timing differences in respect of recognition of income and
                   expenses                                                           (43,291)          (44,998)
                                                                                      --------         ---------
                  Total in current assets                                             (74,481)         (112,007)
                                                                                      ========         =========
                  Within long-term liabilities in respect of:
                  Depreciation                                                        376,450           329,670
                  Operating loss and capital loss carried forwards                   (142,157)         (169,512)
                  Liability in respect of employee severance benefits                 (39,336)          (46,055)
                  Other                                                                 7,451            16,926
                                                                                      --------         ---------
                                                                                      202,408           131,029
                  Balance not expected to be realized (1)                              10,061            65,758
                                                                                      --------         ---------
                  Total in long-term liabilities                                      212,469           196,787
                                                                                      ========         =========
                  Within long-term assets in respect of:
                  Depreciation                                                         41,974            32,011
                  Operating loss and capital loss carried forwards                   (780,319)         (486,123)
                  Liability in respect of employee severance benefits                 (80,285)          (19,009)
                  Other                                                                (4,996)             (920)
                                                                                      --------         ---------
                  Total in long-term assets                                          (823,626)         (474,041)
                  Balance not expected to be realized (1)                             750,720           370,077
                                                                                      --------         ---------
                  Total in other long-term assets                                     (72,906)         (103,964)
                                                                                      ========         =========


                  (1) The Company and certain subsidiaries have deferred tax assets, that are not expected to be realized, because of accumulated tax loss carryforwards and other timing differences. Companies Management's believes that it is not likely that these balances will be realized and, accordingly, no deferred taxes were created in respect thereof.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         F. Deferred taxes (cont'd):

         2. Balances and movement of deferred taxes in the consolidated balance sheet:

                                  Depreciable     Inventories      Provisions      Losses and          Timing           Total
                                        fixed          net of             for      deductions  differences in
                                       assets        customer        employee         carried      respect of
                                                     advances          rights         forward     recognition
                                                                                                    of income
                                                                                                          and
                                                                                                     expenses
                                  -----------     -----------      ----------      ----------  --------------    -----------
                                                                       NIS thousands
                                  ------------------------------------------------------------------------------------------

         Balance as at
          January 1, 2001            336,450           4,595        (174,335)       (129,010)        (27,635)         10,065
         Translation
          differences in
          subsidiaries                18,084             208          (4,672)         (3,422)         (1,481)          8,717
         Amounts charged
          to statement of
          operations                  83,350           6,585          65,737        (181,756)        (11,861)        (37,945)
         Other changes,
          net*                       (76,203)         (6,996)         10,939          60,254          11,985             (21)
                                     --------         -------        -------        --------          ------         --------
         Balance as at
          December 31,
          2001                       361,681           4,392        (102,331)       (253,934)        (28,992)        (19,184)
         Translation
          differences in
          subsidiaries                 2,396              49            (447)           (143)           (947)            908
         Amounts charged
          to statement of
          operations                  48,372           4,958         (40,769)         76,041          (6,778)         81,824
         Other changes,
          net*                         5,975             480               -            (802)         (4,119)          1,534
                                     --------         -------        -------        --------          ------         --------

         Balance as at
          December 31,
          2002                       418,424           9,879        (143,547)       (178,838)        (40,836)         65,082
                                     =======          ======        =========       ========         ========         ======


         * Mainly subsidiaries that were sold/acquired, net.

         Deferred taxes were computed at tax rates of 25% - 36%.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         G. Taxes on income included in consolidated statements of operations:

         1. Composition:

                                                                       Year ended December 31
                                                              ---------------------------------------------
                                                                   2002               2001             2000
                                                              ---------         ----------        ---------
                                                                                 NIS thousands
                                                              ---------------------------------------------
                  Earnings (losses) before income tax:
                  In Israel                                   (459,858)          (710,685)          442,682
                  Abroad                                       156,289                640           126,538
                                                              --------           ---------        ---------
                                                              (303,569)          (710,045)          569,220
                                                              =========          =========        =========

                  For the current year:

                  Current taxes:
                  In Israel                                     68,741             67,981           164,115
                  Abroad                                        17,726             11,462             3,587

                  Deferred taxes:
                  In Israel                                     19,306             (3,314)          (10,095)
                  Abroad                                        62,518            (34,632)            8,249

                  In respect of previous years:
                  In Israel                                     (8,530)            (6,252)            1,237
                  Abroad                                           237              4,331            (2,427)
                                                              --------           ---------        ---------
                                                               159,998             39,576           164,666
                                                              ========           =========        =========

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         G. Taxes on income included in the consolidated statements of operations (cont'd):

         2. Below is the adjustment between the theoretical tax amount which would have been applicable if all the income of Koor Group and the consolidated companies were taxable at 36%, and the tax amount charged in the statement of income.

                                                                                            Year ended December 31
                                                                               ----------------------------------------------
                                                                                    2002               2001              2000
                                                                               ---------          ---------        ----------
                                                                                                  NIS thousands
                                                                               ----------------------------------------------
                  Earnings (losses) before taxes on income, as
                   reported in the statement of operations                     (303,569)          (710,045)          569,220
                                                                               =========          =========          =======
                  Statutory tax rate                                                 36%               36%               36%
                                                                               =========          =========          =======

                  Theoretical tax expenses in respect of these
                   earnings (losses)                                           (109,285)          (255,616)          204,919
                  Increase (decrease) in taxes resulting from
                   the following factors - the tax effect:
                  Tax benefits under various encouragement
                   laws                                                         (59,584)           (43,409)          (43,513)
                  Non-deductible expenses for tax
                   purposes (including depreciation)                            157,800             60,667            33,060
                  Losses for which deferred taxes were not
                   recorded                                                     198,499            168,800            86,729
                  Capital gains (losses) from sale of
                   investments and assets, net                                      (93)            44,466           (85,189)
                  Provisions for anticipated losses from the
                   sale of assets, net                                           44,539             86,889                  -
                  Tax loss carried forwards from prior years
                   for which deferred taxes were not created
                   and which were utilized during
                   the current year                                             (61,287)            (1,501)           (9,328)
                  Effect of the Inflationary Adjustments Law
                   in respect of companies whose functional
                   currency is the Dollar                                        24,495             29,874              (775)
                  Taxes in respect of prior years                                (8,293)            (1,921)           (1,190)
                  Effect of foreign subsidiaries                                (29,416)           (47,990)          (21,181)
                  Others                                                          2,623               (683)            1,134
                                                                               --------           --------           -------
                  Total taxes on income                                         159,998             39,576           164,666
                                                                               =========          =========          =======

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 17 - Liabilities for Employee Severance Benefits, Net

         A. Pension, severance pay and retirement grants:

         Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire.
         In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. Were the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Company's liability for employee severance benefits.
         Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. Where amounts accumulated in the pension funds are insufficient to cover such severance pay, the Company and its subsidiaries will make up the amount of the shortfall at the time of payment. In Management's opinion, an appropriate provision, based on the salary components used in the computation of severance pay, has been included in the
         financial   statements  to  fully  cover  this  liability.   Regarding
         companies in which enhanced severance pay has been planned or agreed upon for the employees, appropriate provisions have been made for the supplementary amounts.


         B. Early retirement pension:

         Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3%-0.4% per month (3.6% - 5% per annum).


         C. Compensation for unutilized sick leave:

         A provision for unutilized sick leave, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55, due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilization of sick leave or early retirement). The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilized.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 17 - Liabilities for Employee Severance Benefits, Net (cont'd)

         D. Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:


                                                            Consolidated                       Company
                                                     --------------------------       ---------------------------
                                                            December 31                      December 31
                                                     --------------------------       ---------------------------
                                                         2002              2001           2002               2001
                                                     --------        ----------       --------          ---------
                                                             NIS thousands                    NIS thousands
                                                     --------------------------       ---------------------------

         Severance pay and retirement grants         321,663          *319,053          9,843              4,199

         Amount accrued for early
          retirement                                 157,134           117,959            655                773

         Amount accrued in respect of
          unutilized sick leave                       11,403             9,449            323                279
                                                     -------           -------         ------              -----
                                                     490,200           446,461         10,821              5,251

         Less - amount funded (1)                    228,972          *242,360          2,278              2,459
                                                     -------           -------         ------              -----
                                                     261,228           204,101          8,543              2,792
                                                     =======           =======          =====              =====

         (1)      The amounts funded can be withdrawn, subject to the fulfillment of the provisions of the Severance Pay Law.

         *  Reclassified



Note 18 - Contingent Liabilities and Commitments

          A.   Contingent liabilities

          1.   Commissioner of Restrictive Trade Practices

               During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - "the Law") regarding price-fixing and absence of competition between Tadiran Ltd. (wholly controlled subsidiaries of Koor - "Tadiran") and Tadiran Telecommunications Ltd. (formerly a Koor subsidiary) (hereinafter: "TTL") and between Telrad Networks Ltd. (wholly controlled subsidiaries of Koor-"Telrad"), the Commissioner of Restrictive Trade Practices (hereinafter - "the Commissioner") conducted an investigation at the offices of Tadiran, TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

               On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - "the Authority") had concluded the investigation regarding suspicions about restrictive arrangements between the Company, Tadiran, TTL, Telrad, Bezeq and BezeqCall, in the field of the supply of switchboards for the commercial market in the field of Network Termination Point.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

          A.   Contingent liabilities (cont'd)

          1.   Commissioner of Restrictive Trade Practices (cont'd)

               On March 4, 2002, Tadiran and Telrad received notice from the Authority that it is considering the possibility of bringing each of them to trial for offences against the Law, in the matter of the actions each of them allegedly took, according to the Authority, on various subjects related to the supply of switchboards for the commercial market in the years 1993 to 1997. The Authority's notice states that the allegations against Telrad and Tadiran in the field of Network Termination Point are still being reviewed by the commissioner.

               Under the Law, penalties may be imposed against an entity which has violated the Law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law.
               The  Company  is  unable  to   estimate,   at  this  stage,   the
               significance and implications of the Authority's notice, and accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

               See  the   following   Note  18A5(a)  for   information   on  the
               indemnification Tadiran gave ECI.

          2. The agreement with Elta includes an undertaking by Koor to indemnify Elta for damages, as defined in the agreement, which it incurs as a result of violation of representations made to Elta in the agreement. The main points of the undertaking to indemnify are these:

               (a) Damages exceeding 2 million dollars, incurred as a result of the violation of most of the representations, as well as any damages incurred as a result of violation of the representation concerning the propriety of the provisions in the financial statements of Elisra for the year 2001 in respect of commitments to employees; provided that the demand for payment of the indemnity is submitted by Elta not later than 30 days after the date of presentation of Elisra's financial statements for 2003.

               (b) Any amount of damages incurred as a result of violation of the representation concerning the rights to Elisra Group's insurance indemnity to which it is entitled relating to the fire that occurred at the Group's plants. Elta's right to demand payment of the indemnity in this matter carries no time limit.

               (c) Any amount of damages incurred as a result of tax payments in respect of the tax years up to the end of 2001 which Elisra undertook to make, and which are at least 4 million dollars higher than all the provisions for taxes included in Elisra's financial statements for 2001; provided that the demand for payment of indemnity is submitted by Elta, in relation to each of the tax years up to 2001, not later than 30 days after the date on which the self-assessment in respect of that tax year becomes final.

          3. According to the terms of the agreement with the banks, Koor undertook, among other things, to maintain a minimum shareholders equity, and to partially repay the current debt by way of future divestitures of specific assets, in the event that the assets are sold. As at balance sheet date, Koor is complying with these conditions.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

          A.   Contingent liabilities (cont'd)

          4.   Telrad

               A. In October 1994, a claim was filed by the Engineers Union against Telrad, for an unspecified amount. The claim pertains to the recognition of applicability of the salary tables included in the general collective bargaining agreements, which were signed in 1995 and 1994 between the Engineers Union and the employers in the public service sector, to Telrad engineers.

                    On January 31, 1996, a ruling was handed down by the Tel Aviv District Labor Court, which completely rejected the claims of the Engineers Union.
                    The Engineers Union appealed to the Labor Court, which stated that the Koor agreement is a collective agreement governing the relations between the company, the union and the employees of Telrad. An appeal was filed in the Supreme Court by Telrad.

                    On January 29, 2002 Telrad's appeal was dismissed, and the next stage is the hearing evidence to the Labor Court of concerning application of the salaries of the public service sector in Telrad.

                    In April 1996, a parallel claim was filed by the Lod Workers' Council and the Workers' Committee concerning the application of salary tables of the public service sector to employees of Telrad.

               B. In 1999 a claim was filed against Telrad by company employees who are members of the company's workers' committee. They are suing for accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will determine that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition, an application was filed to recognize the plaintiffs as representatives of all Telrad's workers and employees. The court dismissed the application for a class action. A statement of defense has been filed.

               C. As a condition for the continued availability of bank credit lines, Telrad undertook to preserve certain financial ratios, such as the total shareholders' equity and operating cashflow, starting from September 30, 2001.Telrad also undertook to obtain the consent of the banks before making certain transactions, giving guarantees and realizing assets not in the normal course of business. Failure on Telrad's part to comply with these conditions will entitle the banks to foreclose on the loans, in part or in full.

                    As at the balance sheet date, Telrad was not in compliance with some of those stipulations. Telrad reached agreement in principle with the banks, whereby loans were repaid, short-term credit was converted to long-term loans, and the balance of the debt was rescheduled.
                    A written agreement has not yet been drafted, but its principles are reflected in the financial statements as at December 31, 2002.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

          A.   Contingent liabilities (cont'd)

               D. In November 2001 a claim against Telrad, a consolidated company and the CEO of Telrad was filed by a former employee of the consolidated company. The amount of the claim is NIS 10 million for fee purposes alone.
                    In the opinion of Telrad's management and its legal advisers, there are good chances that the claim will be rejected and therefore, no provision is made in the financial statements.

         5. Tadiran and its investees companies

               A. In the merger agreement of 1999 between ECI and Tadiran Communications Ltd., Tadiran undertook to indemnify ECI for any loss ECI might sustain as a result of the matters under investigation by the Restraint of Trade authority.

                    This indemnity shall remain valid for a period of seven years from the date of the merger and shall be extendible for an additional period as long as these matters are under investigation by the Commissioner.

               B. Employees of a plant of Tadiran, which closed during 1990, filed actions against the company, alleging that they sustained injuries or that certain work-related illnesses had been caused by exposure to certain substances during their employment. Tadiran has insurance policies which, relying on legal opinion, cover possible damages as a result of these claims, and consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in the process of liquidation.

               C. In October 1999, Bezeq, The Israel Telecommunication Corp. Ltd. (hereinafter - "Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses incurred to Bezeq due to delays in the performance of works which were ordered under development and application contracts originally signed between Bezeq and TTL, in the amount of approximately
                    8.6 million dollars (hereinafter - "main claim"). Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of approximately 1.7 million dollars (hereinafter - "alternative claim").

                    In an arbitration judgment given on February 17, 2000, all Bezeq's arguments regarding Tadiran's liability for the Principal Claim were dismissed. The arbitration judgment determines that pursuant to the engagement contracts between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The negotiations between the parties for a settlement were unsuccessful, and the matter has been returned to the arbitrator for his decision. In the opinion of management of Tadiran, based on the opinions of its legal counsel, the company will not bear additional substantial expenses over and above the allocations contained in the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)

     6.   M-A Industries and its overseas investee companies

          a.   Quality of the environment

               The activities of M-A Industries are exposed to the risk of harming to the environment, since the group manufactures, stores and sells chemicals. M-A Industries invest significant amounts in order to comply with the provisions of the laws and of the environmental regulations, and in the opinion of the management it does comply therewith. According to the Insurance experts M-A Industries' insurance policies provide coverage in the event of a sudden unexpected crisis of environmental pollution in Israel and worldwide, subject to the relevant terms of the policy. As at balance sheet date, M-A Industries do not have insurance coverage for continuous environmental pollution.

               Such insurance is difficult to obtain, and even where it can be obtained, the company believes that the terms of the insurance, including the sum insured, do not at present justify taking out such insurance.

               One of M-A Industries' plants is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impermeable to seepage or pollution. The Ministry of the Environment conducted tests, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended that steps be taken to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table in the area. In 1998 an agreement was signed between the Ramat Hovav Council and the plants for university institutions, for financing research which would provide a basis for recommendations as to the action to be taken to halt any further pollution. After the balance sheet date, the results of that research were submitted to M-A Industries. As at the date of signing the financial statements M-A Industries management is unable to assess impact of the report and accordingly, no provision has been included in the financial statements in respect thereto.

          b. A claim was filed against a subsidiary in Brazil, alleging that the subsidiary copied a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant for unfair competition, in the amount of approximately 9 million dollars (based on a calculation involving the amount of materials used). In addition, the claimant requested that a fine of 25 dollars per day be levied against the subsidiary in respect of the unlawful exploitation of trade secrets. Based on the opinion of its legal counsel, the subsidiary's management estimates that the claim has no validity and therefore, no provision has been included in the financial statements in respect thereto.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)

          c. A claim was filed against a subsidiary in Brazil and others, in the aggregate amount of approximately 24 million dollars, by a group that acquired the rights of two banks that had declared bankruptcy. The subsidiary is requested to repay a loan of 1 million dollars out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders. Based on the opinion of its legal counsel, the subsidiary's management estimates that there is a reasonable likelihood that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

          d. Administrative proceedings, civil actions and other fiscal demands have been filed against a subsidiary of M-A Industries, in an approximately amount of 18 million dollar. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the consolidated company's success in the proceedings and its defense against the above claims and demands are high. The consolidated company believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result from these claims.

          e. M-A Industries and one of its consolidated companies undertook towards banks to maintain certain financial criteria, mainly as to the liabilities to capital ratio, liquidity and profitability ratios. As at the balance sheet date, M-A Industries and the consolidated company are complying with these conditions.

          f. On the matter of contractual transactions in securitization transactions, see Note 3C(1).

     7. Elisra and one of its consolidated companies undertook towards the banks, to maintain financial criteria relating to shareholders' equity, equity to assets ratio and current and profitability ratio.

          As at December 31, 2002, Elisra did not meet one of the financial ratios included in the financial covenants. The banks have agreed to postpone the date by which the Company will have to meet the above mentioned ratio until September 30, 2003. Elisra's management is of the opinion that the Company will meet the above deadline.

     8. A number of claims have been filed against certain other companies concerning various matters derive from the normal course of business, including deliberation with tax, customs and VAT authorities, which are in various legal proceedings. The managements of these companies believe, based on the opinions of their legal counsels that adequate provisions of those claims have been made in their financial statements, in light of the circumstances.

     9.   On  fulfillment  of conditions  relating to an investment  grant - see
          Note 10A(2).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)

     10. The business activities of the Koor Group are characterized primarily by advanced technologies. The accelerated pace of technological development and innovation, in the fields in which the group operates, require the investment of substantial financial resources in research and development, in order to assure the Group's position in its operating segments and in its constant competition with both Israeli and worldwide entities. Consequently, the Group may be exposed to the loss of its position in certain segments, as well as to substantial research and development costs, which, in turn, may have an adverse effect on the Group's operating results.

     11.  On a class action filed against ECI, see Note 3A6.

     12. On the indemnity granted to Claridge and Poalim Capital Markets & Investments Ltd. as advisers - see Note 25C2.

     13. The Company undertook to indemnify the appraiser who conducted an evaluation for ECI, against any expense or financial loss, if any, which it incurs due to any claim filed against it by any third party, the cause of which is the valuation. See Note 3A11.

     B.   Commitments

     1. Some companies in the Group have research and development contracts with the Government of Israel. Under these contracts, the companies are required to pay royalties to the Government of Israel if they generate income from such research (in rates of 2% - 5% of proceeds of sales resulting from the research and development), in amounts not exceeding 100% - 150% of the linked amounts of the grants received by the companies as participation in the research and development projects.

          Royalties paid to the Government of Israel in respect of the aforementioned research and development contracts, are as follows:

          In the year ended December 31, 2002 - NIS 25,136 thousand. In the year ended December 31, 2001 - NIS 27,543 thousand. In the year ended December 31, 2000 - NIS 39,117 thousand.

          Negotiations have been under way between a subsidiary and the Government of Israel (the Office of the Chief Scientist - "OCS") to re-examine the royalties paid to the OCS during a period exceeding seven years. The management of the subsidiary estimates that the proceeding will have no material effect, and accordingly, no provision was made in the financial statements.

     2. Certain subsidiaries are required to pay royalties at the rate of 3% per year in respect of the increase in export sales, up to the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the dollar.

     3. Commitments for the purchase of fixed assets: December 31, 2002 - NIS 23 million; December 31, 2001 - NIS 38 million.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     B.   Commitments (cont'd)

     4. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include renewal options. The expenses of these companies were NIS 61 million in 2002, NIS 48 million in 2001, and NIS 34 million in 2000.
          Future minimum payments under the non-cancelable operating leases and rent payment, for the years subsequent to balance sheet date, are as follows:

                                                         December 31
                                                                2002
                                                     ---------------
                                                     (NIS thousands)
                                                     ---------------

                  First year                                 53,995
                  Second year                                57,468
                  Third year                                 52,582
                  Fourth year                                39,293
                  Fifth year and thereafter                  63,001
                                                     ---------------
                                                            266,339
                                                     ===============

     5. Koor Corporate Venture Capital's commitment for additional investments in venture capital funds, and in start-up companies as at the balance sheet date is 36 million dollars. According to the agreement of intent to sell several VC Funds (see Note 3H3), Koor CVC's commitment for additional investment will be reduced to 14 million dollars.

     6. During 2002, consolidated companies of M-A Industries signed long-term supply contracts with international companies for 17.3 million dollars per year for a period of five years.



Note 19 - Convertible Securities of Investee Companies

         Option warrants to employees:

         Certain investees issued options to their employees until 2001 inclusive. Employee entitlement to such options is being determined over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

         The exercise price was, in most cases, identical to the market price of the shares of subsidiary companies on the issuance date of the option warrants.

         At each reporting period, Koor reviews the probability that the Options will be exercised. If a loss, as a result of dilution, following the option exercise, is expected, the Company records the loss.

         Convertible debentures

         See Note 15B(3).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options

         A. Share capital is composed as follows:

                                                                  December 31, 2002                    December 31, 2001
                                                           ----------------------------          -----------------------------
                                                            Authorized        Issued and         Authorized         Issued and
                                                                             outstanding                           outstanding
                                                           -----------------------------         ------------------------------
         Number of shares:
         Ordinary shares of a par value
          of NIS 0.001 (1) (3)                             84,557,334        16,506,982         84,557,334         16,502,489
                                                           ==========        ==========         ==========         ==========
         Deferred shares of a par value
          of NIS 0.001  (2) (3)                            15,167,666        14,531,956         15,167,666         14,531,956
                                                           ==========        ==========         ==========         ==========
         Amount in nominal NIS:
         Ordinary shares of a par value
          of NIS 0.001                                         84,557            16,507             84,557             16,502
                                                           ==========        ==========         ==========         ==========

         Deferred shares of a par value
          of NIS 0.001                                         15,168            14,532             15,168             14,532
                                                           ==========        ==========         ==========         ==========

         (1)      These shares are listed on the Tel Aviv Stock Exchange (TASE).
                  On  December  31,  2002  the  share  price on the TASE was NIS
                  48.60.

                  The ADS, each of which represents 0.2 ordinary shares of a par value of NIS 0.001 (hereinafter - Ordinary Shares), are traded in New York Stock Exchange (NYSE). The ADS price on the NYSE on December 31, 2002 was 2.1 dollars.



                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

         A.       Share capital is composed as follows: (cont'd)

         (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in distribution of a dividend of any kind.

         (3) On the balance sheet date, subsidiaries hold 15,799 Ordinary Shares and 12,950,864 deferred shares. The amount present from the shareholders' equity as at the balance sheet date is NIS 277,692 thousand, adjusted.

         (4) A consolidated subsidiary of Koor - Koor Trusts (1995) Ltd. (voluntary liquidation) - holds 624,577 Ordinary Shares of Koor which were issued to it as part of the implementation of the 1995 and 1997 options plan of the Company. These shares are held by the subsidiary only for the purpose of granting them to the Company's employees, subject to receipt of the requisite approvals. Until their grant, the subsidiary undertook that it would not have, in respect of those shares, a right to participate or vote in the general meeting of the shareholders of the Company, or a right to receive a dividend in respect of those shares. If the shares are not used for granting to Company employees as aforesaid until a reasonable time after November 2002, the Company undertook to make the shares deferred shares. Deferral of the shares will be discussed by the next General Meeting of the Shareholders of Company.


         B.       Buy-back of Company shares

                  On December 31, 2001 the Company purchased 154,637 ordinary shares, of the Company, from a subsidiary at the market price. The transaction was handled according to the Securities Regulations (Percentage of Transactions Between a Corporation and its Controlling Shareholders in Financial Statement), 1996.

                  On April 7, 2000 the Board of Directors of Koor resolved to approve a framework of 50 million dollars for buying back ordinary shares of Koor. In the framework, which has been fully utilized in year 2000, 538,592 ordinary shares were purchased (approximately 3.4% of the ordinary share capital), at a cost of approximately NIS 219 million. This amount is deducted from the shareholders' equity of the Company.

                  The Company holds a total of 693,229 of its shares.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

     C.   Stock options to senior employees

     1.   1997 plan:

          On May 27, 1997, 134,547 stock options were allotted under this plan, and on November 6, 1997 another 54,421 stock options were allotted.

          On March 22, 2000, the Board of Directors of Koor resolved to amend the plan so that for an employee who resigned and who hold stock options for which the date of entitlement to exercise arrived before his resignation, their exercise period would be until the end of the five years from the date of the inception of the plan (hereinafter - Amendment of the exercise period for employees who resign).

          On August 6, 2000, the Board of Directors of Koor resolved that for Company employees who are not interested parties in the Company and who did not resign before the end of 2000, the exercise period of each stock option would be extended to the end of 5 years from the date of its entitlement (hereinafter - "Amendment of extension of the exercise period").

          On November 15, 2001, the Board of Directors of Koor resolved that for Company employees on the date of the resolution who are not interested parties in the Company, the exercise price of their stock options would be amended to NIS 101.38 per share. The Board of Directors also resolved that the technical method of exercise would be the "Bonus Component Method" (see below, in sub-section 2).



                              Balance of
                             stock option          Exercise          Exercise
                            not exercised             price              date
                            -------------        ----------          --------

                                   5,039         NIS 101.38           05/2005
                                  31,282         NIS 101.38           11/2005
                                  ------
                                  36,321
                                  ------

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

     C.   Stock options to senior employees (cont'd)

     2.   1998 plan:

          On August 30, 1998, the extraordinary general meeting of the shareholders of the Company approved a private placement of 400,000 stock options, free of charge, to Company employees. The options are exercisable for up to 400,000 ordinary shares of a par value of NIS
          0.001 each (hereinafter - "the Plan"). All the stock option under this Plan was allotted on different dates, and after their expiry following retirement, 244,158 options remained for exercise as at December 31, 2002.

          Under the terms of the Plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the monetary bonus inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the bonus component (above and hereafter - "the Bonus Component Method").

          On March 22, 2000 the Board of Directors approved, with reference to stock option holders, under this Plan, who are not interested parties, Amendment of the exercise period for employees who resign. The Board of Directors also resolved that for these option holders, the exercise price would be adjusted in respect of distribution of a dividend for all the options, even if the date of entitlement to exercise them fell before the entitlement to the dividend.

          On October 6, 2000, the Board of Directors approved the Amendment of extension of the exercise period for Company employees who are not interested parties in the Company and who did not retire before the end of 2000.

          On November 15, 2001 the Board of Directors approved the amendment of the exercise price to NIS 101.38 per share for Company employees on the date of the resolution and who are not interested parties in the Company.

                              Balance of
                            stock option          Exercise          Exercise
                           not exercised             price              date
                           -------------          --------          --------

                                 77,161           $ 108.90           07/2003
                                166,997         NIS 101.38           07/2006
                                -------

                                244,158
                                -------

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

         C. Stock options to senior employees (cont'd)

         3. 2000 Plan:

          On August 6, 2000, the Board of Directors of the Company approved the 2000 stock options plan, which was previously approved on June 14, 2000 by the Executive Committee of the Board of Directors. The main points of the plan are these:

          1. A total framework was approved for the allotment of 400,000 stock options theoretically exercisable for up to 400,000 ordinary shares of the Company, i.e. about 2.5% of the issued share capital of the Company.

          2. The options will be exercised for shares in a quantity reflecting the amount of the monetary bonus inherent in the options, according to the Bonus Component Method.

          3. The exercise price of each stock option pursuant to the amendment by the Board of Directors of the Company on November 15, 2001, will be NIS 101.38 per share.

          4. Since the underlying shares will be allotted only against the monetary bonus, the employees will not be required to pay the exercise price at the date of exercise of the options. This price will serve only for computation of the amount of the monetary bonus.

          5. The options are designated for Company employees who are not interested parties in the Company and will not become interested parties in the Company as a result of allotment of the stock options.

          6. The entitlement to exercise the stock options will apply in accordance with a division of the options into three batches, so that at the end of the first year from the determining date (June 14, 2000) or from the date on which the employee started work in the Company (whichever is the later), the entitlement to exercise one third of the quantity allotted will come into being, and the remaining two thirds of the quantity allotted at the end of each year of the two years thereafter. The exercise period of each option that comes into being is 5 years from the date on which the entitlement came into being.

          7. On October 5, 2000, the total quantity of 400,000 stock options was allotted to a trustee.

               Movement in options during 2002 was as follows:

                                                 1997 Plan         1998 Plan         2000 Plan             Total
                                              ------------       ------------     ------------      ------------

               Balance as at
                beginning of year                120,938           361,421           125,000           607,359
               Granted                                 -                 -            40,000            40,000
               Exercised                               -           (12,000)                -           (12,000)
               Expired                           (84,617)         (105,263)           (3,333)         (193,213)
                                                 --------         ---------           -------         ---------
              Balance as at end
                of year                           36,321           244,158           161,667           442,146
                                                =========         =========          =======           =======


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

         A. General:

         The  Company  and  certain   subsidiaries  have  entered  into  forward
         transactions and option contracts, in order to hedge assets and liabilities denominated in foreign currency and in order to reduce the overall exposure of commitments for the purchase of raw materials and the sale of goods, in currencies other than the dollar. Those subsidiaries neither hold nor issue financial instruments for trading purposes.


         B. Details of the open foreign exchange transactions made to hedge the company's and subsidiaries' assets and liabilities in foreign currency as at December 31, 2002:


                                                           Forward               Call               Put               Swap
                                                       Transaction            options           options       transactions
                                                   ---------------    ---------------    --------------    ---------------
                                                                               NIS thousands
                                                   -----------------------------------------------------------------------

         Purchase of Dollars in exchange for:
           NIS                                             14,211             23,219            92,845            165,795
           European currencies                            132,636            204,165            37,896                  -
           Brazilian Real                                 146,847            165,795            78,161                  -
                                                   ---------------    ---------------    --------------    ---------------

                                                          293,694            393,179           208,902            165,795
                                                   ===============    ===============    ==============    ===============
         Sale of Dollars in exchange for:
           NIS                                             87,635             87,161            62,055            219,086
           European currencies                                715            179,059           100,898                  -
           Brazilian Real                                 146,847             46,896            46,896                  -
                                                   ---------------    ---------------    --------------    ---------------

                                                          235,197            313,116           209,849            219,086
                                                   ===============    ===============    ==============    ===============


         C. The Company and its consolidated companies signed interest swap agreements totaling NIS 850 million.


         D.       The Company  signed an  agreement  for an  interest  rate swap
                  (IRS) for NIS 616 million, and for a dollar - CPI swap of NIS 100 million.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         E.       Fair value of financial instruments:

         Condensed data of monetary assets and liabilities, whose fair value as at December 31, 2002, based on their market value, is significantly different from those presented in the financial statements, is as follows:

                                                   Carrying               Fair
                                                     amount              value
                                                 ----------         ----------
                                                         NIS millions
                                                 -----------------------------
         Investments in affiliates                     981                 430
         Debentures and convertible debentures         444                 410

         The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable and other financial instruments is approximate or similar to at their fair value.


         F.       Credit risk of trade receivables:

                                                                   NIS millions
                                                                 --------------

         Condensed data of credit risk of trade
          receivables as at December 31, 2002:
         Receivables insured by credit card companies                       561
         Receivables insured by foreign trade
          risk insurance                                                      2
         Receivables - Government authorities and Bezeq                      75
         Other receivables, including checks and credit
          card companies                                                  1,440
                                                                 --------------

         Total, including non-current receivables                         2,078
                                                                 ==============

         In Management's opinion, the financial statements include sufficient provisions in respect of doubtful debts.

         The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         G. Linkage terms of monetary balances:

         (1)      Consolidated

                                                    December 31, 2002                               December 31, 2001
                                 -------------------------------------------------  ----------------------------------------------
                                                                                    In foreign
                                    In foreign      Linked    Unlinked      Total     currency      Linked    Unlinked       Total
                                   currency or      to the                           or linked      to the
                                 linked thereto        CPI                             thereto         CPI
                                 --------------    -------    --------   ---------   ---------    --------    --------   ---------
                                                      NIS thousands                                    NIS thousands
                                 -------------------------------------------------  ----------------------------------------------

Assets
Current assets:
Cash and cash equivalents              708,047        --        97,231     805,278     664,470      17,213     175,602     857,285
Short-term deposits and
 investments                           363,285     466,594     228,555   1,058,434     212,181     223,071     207,065     642,317
Trade receivables                    1,664,987      25,139     351,030   2,041,156   1,849,402      31,122     365,208   2,245,732
Other accounts receivable              209,888      25,030     103,801     338,719     286,705      40,311     148,834     475,850
Investments and other
 long-term receivables                 229,772      81,619       5,522     316,913     392,911     427,299       1,148     821,358
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

                                     3,175,979     598,382     786,139   4,560,500   3,405,669     739,016     897,857   5,042,542
                                    ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

Liabilities
Current liabilities:
Credits from banks and others
 (not including current maturities
 of long-term liabilities)             997,072        --       333,019   1,330,091     969,491        --       311,872   1,281,363
Trade payables                         909,595        --       296,319   1,205,914   1,079,631       4,500     280,185   1,364,316
Other accounts payable                 678,356     154,706     573,634   1,406,696     428,202      99,543     580,148   1,107,893
Long-term loans and debentures
 (including current maturities)      3,317,856   2,127,179       7,810   5,452,845   3,714,263   1,868,834      11,616   5,594,713
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

                                     5,902,879   2,281,885   1,210,782   9,395,546   6,191,587   1,972,877   1,183,821   9,348,285
                                    ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========


                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         G. Linkage terms of monetary balances (cont'd):

         (2)      Company
                                                    December 31, 2002                               December 31, 2001
                                 -------------------------------------------------  ----------------------------------------------
                                                                                    In foreign
                                     In foreign     Linked    Unlinked      Total     currency      Linked    Unlinked       Total
                                    currency or     to the                           or linked      to the
                                 linked thereto        CPI                             thereto         CPI
                                 --------------    -------    --------   ---------   ---------    --------    --------   ---------
                                                      NIS thousands                                    NIS thousands
                                 -------------------------------------------------  ----------------------------------------------
Assets
Current assets:
Cash and cash equivalents               14,762           -      10,505      25,267       4,561           -      57,974      62,535
Short-term deposits and
  investments                          257,099     462,066     158,090     877,255     160,534     216,130     131,263     507,927
Other receivables                       18,957           -      31,146      50,103       1,849           -      14,003      15,852
Short term loans to investees
  companies                                  -      18,915           -      18,915           -      37,401           -      37,401
Other investments and receivables          118      55,207          35      55,360     172,080     396,923         105     569,108
Investments and other
  long-term receivables:
Investees companies (including
  current maturities of loans)           6,063     116,953   1,407,196   1,530,212       6,020     157,506   1,427,340   1,590,866
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

                                       296,999     653,141   1,606,972   2,557,112     345,044     807,960   1,630,685   2,783,689
                                    ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

Liabilities
Current liabilities:
Credits from banks and others
  (not including current maturities
   of long-term liabilities)           179,532           -      18,022     197,554     305,800           -      37,603     343,403
Trade payables                              68           -       1,214       1,282          34           -         157         191
Other accounts payable                   7,692      15,195      56,675      79,562      13,604      14,823      37,802      66,229
Long-term liabilities (including
  current maturities of loans)         629,450   2,085,633           -   2,715,083   1,185,172   1,814,967           -   3,000,139
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

                                       816,742   2,100,828      75,911   2,993,481   1,504,610   1,829,790      75,562   3,409,962
                                    ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 22 - Liens and Guarantees

A. In order to secure some liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. They also pledged a portion of their shares in investee companies.

     Regarding the pledge in respect to an investment grant - see Note 10A(2).


B.   The balances of secured liabilities are as follows:

                                                            Consolidated
                                                     ---------------------------
                                                             December 31
                                                     ---------------------------
                                                              2002          2001
                                                     -------------    ----------
                                                            NIS thousands
                                                     ---------------------------

     Credit from banks                                     439,449       576,736
     Loans from banks and others and debentures
       (including current maturities), see Note 15,
       and also C and D below                            1,831,996     1,384,759
                                                        ----------    ----------

                                                         2,271,445     1,961,495
                                                        ==========    ==========

C. For the purpose of securing debentures convertible into Koor shares, Koor has undertaken not to pledge its assets in future, except in accordance with the terms stipulated by the trust deeds. See also Note 15B.


D. The convertible debentures, which were issued by M-A Industries, are guaranteed by first level fixed symbolic lien with a deposit to the amount of NIS 1 for the Trustee of the convertible debenture holders (see Note
     15B)

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 22 - Liens and Guarantees (cont'd)

E. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:

                              Consolidated                    Company
                        ---------------------------  ---------------------------
                               December 31                   December 31
                        ---------------------------  ---------------------------
                                 2002          2001           2002          2001
                        -------------  ------------  -------------  ------------
                              NIS thousands                  NIS thousands
                        ---------------------------  ---------------------------

     Subsidiaries                    -            -        295,088       411,407
     Affiliates                  6,962        6,868          6,962         6,280
     Others                    112,147       47,613         15,427        24,713
                        --------------  -----------  -------------  ------------
                               119,109       54,481        317,477       442,400
                        ==============  ===========  =============  ============

1)   In certain cases when advances  from  customers are received,  a subsidiary provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 435,103 thousand, and NIS 385,330 thousand, as at the years ending December 31, 2002 and 2001, respectively.

2) In connection with the Bezeq agreement to transfer ownership of public switching, Bezeq received from Koor a guarantee in the amount of NIS 112 million. See also Note 18A(5).

3) A consolidated company signed a guarantee for a major customer to pay any amounts up to 40 million dollars in relation to an indemnification, that the consolidated company signed for the same customer, on account of breaches of contracts to Bezeq, the Israeli Communication Company. The guarantee is at least till 2015.

4) A consolidated company and its subsidiary in Brazil are a guarantor to financial institutions for credit that its customers received in relation to commercial sales of the consolidated company to those customers. The balance of guarantees, as at the balance sheet date, was approximately 63 million dollars. (December 31, 2001 approximately 58 million dollars).

5) Tadiran Com. was sold to the purchasing company in a transaction of representations. According to the terms of the transaction, if it transpires that the condition of Tadiran Com. is essential different from the representation made, the buyer will be entitled to a compensation from Tadiran. Koor is a guarantor to the commitments of Tadiran.

6) There are also guarantees, in an unlimited amount, to ensure due performance of work and customer agreements, product warranty, advance payments received and guarantees on behalf of liabilities to customs and excise authorities.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 23 - Data concerning Items in Statements of Operations

A.   Revenues from sales and services - net (1) (2) (3) :

     Consolidated:
                                                     Year ended December 31
                                              ---------------------------------
                                                    2002        2001       2000
                                              ----------  ----------  ---------
                                                          NIS thousands
                                              ---------------------------------
     Local:
     Industrial operations                       917,054     931,923  1,280,332
     Trading operations                          504,253     556,042    703,997

     Abroad:
     Industrial operations - export and
       international operations                5,256,669   5,450,647  5,848,260
     Trading operations                          558,217     668,195    618,703
                                              ----------  ----------  ---------

                                               7,236,193   7,606,807  8,451,292
                                              ==========  ==========  =========

     (1) Not including agency sales              321,178     364,628    340,993
                                              ==========  ==========  =========

     (2) Including sales to major customer       423,424     681,475  1,269,197
                                              ==========  ==========  =========

     (3) Including sales under long-term
         credit arrangements (see also Note 2Q)        -         771        272
                                              ==========  ==========  =========

     (4) Revenues and expenses relating to work
         performed under long-term contracts:
         Revenues                              1,385,743   1,112,052    912,282
         Costs                                  (968,148)   (914,079)  (716,958)
                                              ----------  ----------  ---------

                                                 417,595     197,973    195,324
                                              ==========  ==========  =========

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

B.   Cost of sales and services - consolidated:
                                                     Year ended December 31
                                              ---------------------------------
                                                    2002        2001       2000
                                              ----------  ----------  ---------
                                                          NIS thousands
                                              ---------------------------------
Industrial operations:

Materials                                      2,819,265   3,008,123   2,992,094
Labor                                            923,567     986,957   1,024,611
Subcontracted work                                69,316      50,054      74,049
Depreciation and amortization                    193,365     195,486     179,013
Research and development expenses, net (*)       261,237     284,024     388,587
Other manufacturing expenses                     503,169     458,975     518,017
                                              ----------  ----------  ----------
                                               4,769,919   4,983,619   5,176,371
Less - expenses charged to cost of
  fixed assets                                    10,549      10,167      11,575
                                              ----------  ----------  ----------
                                               4,759,370   4,973,452   5,164,796
Decrease in inventory of goods and
  work in process                                 13,308      23,573      58,703
                                              ----------  ----------  ----------
                                               4,772,678   4,997,025   5,223,499
Decrease (increase) in inventory of
  finished goods                                (212,763)    (28,303)     48,981
                                              ----------  ----------  ----------

                                               4,559,915   4,968,722   5,272,480
                                              ----------  ----------  ----------
Trading operations:

Merchandise                                      543,782     525,695     482,381
Labor                                             70,651     103,435     126,864
Depreciation                                      29,720      34,238      51,581
Others                                           213,840     244,367     382,975
                                              ----------  ----------  ----------
                                                 857,993     907,735   1,043,801
                                              ----------  ----------  ----------
                                               5,417,908   5,876,457   6,316,281
                                              ==========  ==========  ==========
(*)  Net of grants and participations, net           803      12,641       7,422
                                              ==========  ==========  ==========

C.   Selling and marketing expenses - consolidated:

                                                     Year ended December 31
                                              ---------------------------------
                                                    2002        2001       2000
                                              ----------  ----------  ---------
                                                          NIS thousands
                                              ---------------------------------
Salaries                                         256,201     259,925     271,386
Commissions                                       98,894     111,294     110,907
Advertising expenses                              46,460      45,935      47,773
Depreciation and amortization                     80,358      66,803      54,392
Other                                            348,518     346,804     349,893
                                              ----------  ----------  ----------
                                                 830,431     830,761     834,351
                                              ==========  ==========  ==========

                                   Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)

D.   General and administrative expenses:
                                                 Consolidated                                    Company
                                 -------------------------------------------   ------------------------------------------
                                             Year ended December 31                       Year ended December 31
                                 -------------------------------------------   ------------------------------------------
                                         2002           2001            2000           2002           2001           2000
                                 ------------   ------------    ------------   ------------   ------------   ------------
                                                NIS thousands                                 NIS thousands
                                 -------------------------------------------   ------------------------------------------
         Salaries                     238,596        239,718         291,929         24,810         17,616         35,530
         Bad and doubtful
          debts                        34,585         30,559          27,503              -               -              -
         Depreciation and
          amortization                 31,389         29,553          25,667          1,697          1,783          1,782
         Other                        194,201        234,436         228,350         22,554         23,474         29,215
                                 ------------   ------------    ------------   ------------   ------------   ------------
                                      498,771        534,266         573,449         49,061         42,873         66,527
                                 ============   ============    ============   ============   ============   ============

E.   Financing expenses (income), net:
                                                 Consolidated                                    Company
                                 -------------------------------------------   ------------------------------------------
                                             Year ended December 31                       Year ended December 31
                                 -------------------------------------------   ------------------------------------------
                                         2002           2001            2000           2002           2001           2000
                                 ------------   ------------    ------------   ------------   ------------   ------------
                                                NIS thousands                                 NIS thousands
                                 -------------------------------------------   ------------------------------------------
         In respect of
          convertible
          debentures                   18,167          6,702           3,674          1,161          5,715          3,675
         In respect of
          debentures                      664          2,345           4,145              -              -              -
         In respect of
          long-term loans             245,338        371,854         195,642        173,554        244,102         94,445
         In respect of
          short-term loans
          and credit                  171,715        218,633         117,089         15,313         44,148         10,009
         Amortization of
          capital raising
          expenses                      2,293            753           1,676              -            584          1,104
         Losses (gains)
          from marketable
          securities, net              44,959        (53,399)         38,662         36,377        (45,932)        54,999
         Interest
          capitalized to
          fixed assets and
          work in process             (15,145)       (15,468)         (3,618)             -              -              -
         Expenses (income)
          from investees, net               -              -               -          6,603         (5,398)          (639)
         Revenue from
          deposits and
          others, net                 (67,814)       (90,675)        (28,014)       (29,361)       (40,958)       (10,346)
                                 ------------   ------------    ------------   ------------   ------------   ------------
                                      400,177        440,745         329,256        203,647        202,261        153,247
                                 ============   ============    ============   ============   ============   ============

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)

F.   Other income (expenses), net

     1.   Consolidated

                                                     Year ended December 31
                                              ---------------------------------
                                                    2002        2001       2000
                                              ----------  ----------  ---------
                                                          NIS thousands
                                              ---------------------------------
     Sale of investments and activities
      in investees (including changes in
      rates of holding)                          348,920     (60,542)   575,335
     Expenses relating to the termination,
      sale of activities and sale and write
      down of assets, net                       (167,560)   (409,792)   (65,158)
     Supplemental severance pay and pensions    (129,437)    (84,312)  (298,991)

     Management services:
     Proportionately consolidated companies            -           -        925
     Affiliate companies                           2,725       2,334      2,115
     Joint ventures, net                               -       1,528       (577)
     Compensation for damages                     38,686         938      3,369
     Amortization of goodwill                    (92,835)    (85,172)   (54,475)
     Miscellaneous, net                            5,437         395      8,722
                                              ----------  ----------  ---------

                                                   5,936    (634,623)   171,265
                                              ==========  ==========  ==========

2.   Company
                                                     Year ended December 31
                                              ---------------------------------
                                                    2002        2001       2000
                                              ----------  ----------  ---------
                                                          NIS thousands
                                              ---------------------------------
     Profit (loss) from sale of investments
      in investee companies                      343,088     (54,757)     8,157
     Changes in value of long-term assets        (10,229)          -          -
     Rental income, net*                           9,396           -          -
     Capital gain from sale of fixed assets       29,750           2         10
     Miscellaneous, net                              447       1,856      2,235
                                              ----------  ----------  ---------
                                                 372,452     (52,899)    10,402
                                              ==========  ==========  ==========
* Depreciation included in the Item                1,259           -          -
                                              ==========  ==========  ==========

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)

G.   Equity of the Koor Group in the operating results of affiliates, net

1.   Consolidated
                                                     Year ended December 31
                                              ---------------------------------
                                                    2002        2001       2000
                                              ----------  ----------  ---------
                                                          NIS thousands
                                              ---------------------------------

     Affiliate companies, net (1)                250,423     695,897    116,083
     Amortization of goodwill (2)                  6,511   1,235,026    175,519
                                              ----------  ----------  ---------

                                                 256,934   1,930,923    291,602
                                              ==========  ==========  =========

     Dividend received                                 -           -     27,253
                                              ==========  ==========  =========


(1)  Including loss from a discontinued
      operation in an affiliate                  113,042     100,253     33,123
                                              ==========  ==========  =========

(2)  Including write-off of goodwill in
      an affiliate                                     -   1,136,351          -
                                              ==========  ==========  =========

2.   Company
                                                     Year ended December 31
                                              ---------------------------------
                                                    2002        2001       2000
                                              ----------  ----------  ---------
                                                          NIS thousands
                                              ---------------------------------
     Equity of Koor in operating results for
      the year (1)                              (917,894) (1,170,673)   379,935
     Amortization of goodwill (2)                (23,604) (1,238,127)  (155,487)
                                              ----------  ----------  ---------

                                                (941,498) (2,408,800)   224,448
                                              ==========  ==========  =========

     Dividend received                            29,214     875,200    379,995
                                              ==========  ==========  =========

     (1) Including loss from a discontinued
          operation in an affiliate              113,042     100,253     33,123
                                              ==========  ==========  =========

     (2) Including write-off of goodwill
          in investee companies                        -   1,136,351     27,944
                                              ==========  ==========  =========

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

H.   Results of discontinued operations

                                                  Year ended December 31
                                              ------------------------------
                                                      2001              2000
                                              ------------     -------------
                                                       NIS thousands
                                             -------------------------------
     Pre-tax loss on income                        (30,568)          (80,758)
     Effect of tax                                       -              (438)
     Minority share                                    727            38,024
                                              ------------     -------------
                                                   (29,841)          (43,172)

     Capital gain from sale of discontinued
      operation
     Capital gain                                        -           413,772
     Effect of tax                                       -          (139,313)
                                              ------------     -------------
                                                         -           274,459
                                              ------------     -------------
                                                   (29,841)          231,287
                                              ============     =============


In 2001, the construction and infrastructures segment included USM, and in 2000 it included Middle East Tubes Ltd. and Mashav Enterprise and Development Ltd., which were sold during 2000.

                                  Koor Industries Ltd. (An Israeli Corporation)
Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)

I.   Income (expenses) from investee companies and their participation in expenses

                                                                      Year ended December 31
                    ----------------------------------------------------------------------------------------------------------------
                              2002                          2001                                          2000
                    ----------------------- ------------------------------------  --------------------------------------------------
                                                                       Companies                Consolidated               Companies
                                                                           whose                companies by                   whose
                    Consolidated Affiliated Consolidated Affiliated activity was  Consolidated  proportional Affiliated activity was
                       companies  companies    companies  companies discontinued     companies consolidation  companies discontinued
                    ------------ ---------- ------------ ---------- ------------  ------------ ------------- ---------- ------------
                         NIS thousands                  NIS thousands                                NIS thousands
                    ----------------------- ------------------------------------  --------------------------------------------------

Income:


Management services       36,257          -       34,817          -            -        42,734             -          -            -
                      ==========  =========   ==========  =========   ==========    ==========    ==========  =========   ==========

Administrative expenses -
Salary and other
 administrative expenses   9,175          -        8,145          -            -         4,826             -          -            -
                      ==========  =========   ==========  =========   ==========    ==========    ==========  =========   ==========

Financing income
 (expenses),net           (6,605)         2        6,054          6         (662)          623          (213)         3          226
                      ==========  =========   ==========  =========   ==========    ==========    ==========  =========   ==========

Rental income, net           667          -            -          -            -             -             -          -            -
                      ==========  =========   ==========  =========   ==========    ==========    ==========  =========   ==========


                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 24 - Business Segments

A.   The Koor Group operates in the following business segments:


     The Company's telecommunication activities are focused in two companies - Telrad Networks Ltd., which develops and markets telecom products and provides end-user solutions, and ECI Telecom Ltd., an affiliate company, that provides solutions for access networks (Inovia) and transmission systems and optical networks (Enavis, Lightscape).

     The Company's agrochemical activities are carried out through Makhteshim Agan, considered the world's foremost manufacturer of generic crop protection solutions. Makhteshim Agan produces a full range of products, including insecticides, fungicides and herbicides, as well as plant growth regulators. In addition, the Company is engaged in fine chemicals, intermediates, specialty aroma chemicals, industrial chemicals, antioxidants and nutraceuticals.

     Activities in the defense space are carried out mainly by the Elisra Electronics Industries Ltd. Group, a leader in the planning, development and manufacturing of solutions for electronic warfare and defense, wireless communication systems, command and control systems, pilot rescue systems and advanced communications systems.

     Activities in venture capital investments space are carried out through the Koor Corporate Venture Capital partnership, which invests in high-tech companies and venture capital funds with high growth potential. Most of the investments are in the fields of communication and life sciences.

     The Company's remaining business activities are in tourism, through Sheraton Moriah, which holds the Sheraton Hotel chain in Israel and the affiliated company Knafayim-Arkia, which holds 74% of the Arkia airline company which provides aviation and holiday services and leases aircrafts to other companies. Additional activities include international trade through several companies.

     In 2001 the construction and infrastructures segment discontinued operations due to the discontinuation of activity of USM (which was consolidated in the construction and infrastructures segment (see Note 3G)) and in 2000 the segment of construction and infrastructure included the companies - Middle East Tubes Co. Ltd. and Mashav Enterprise and Development Ltd., which were sold during 2000.

B. Segment sales include products sold and services rendered to unrelated customers, which are not part of the group.
     Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately.

     Segment operating earnings include all costs and expenses directly related to the relevant segment and an allocation of expenses from which more than one segment may benefit. Expenses and revenue presented in the statements of operations after operating earnings are not taken in account in the determination of operating earnings or loss. Identifiable assets by industry segments are those assets that are used by Koor in its activities in each segment.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)


C.   See Note 23H for details of the discontinuation of activities.

D.   Data regarding business segments of the Koor Group:


                                                                   Year ended December 31
                         --------------------------------------------------------------------------------------
                                       2002                         2001                         2000
                         ---------------------------  ---------------------------  ----------------------------
                         NIS thousands             %  NIS thousands             %  NIS thousands              %
                         -------------  ------------  -------------  ------------  -------------  -------------

Revenues from
 sales and services:

Segments:

Telecommunications             829,749         11.47      1,240,788         16.31      2,377,219          28.13
Defense electronics          1,719,972         23.77      1,439,561         18.93      1,238,492          14.65
Agro-chemicals
 and other chemicals         4,220,018         58.32      4,180,156         54.95      3,737,060          44.22
Venture capital
 investment                          -             -         88,519          1.16         86,525           1.02
Others                         466,454          6.44        657,783          8.65      1,011,996          11.98
                         -------------  ------------  -------------  ------------  -------------  -------------
Total segments               7,236,193        100.00      7,606,807        100.00      8,451,292         100.00
                         =============  ============  =============  ============  =============  =============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

D.   Data regarding business segments of the Koor Group: (cont'd)

                                                                   Year ended December 31
                         --------------------------------------------------------------------------------------
                                       2002                         2001                         2000
                         ---------------------------  ---------------------------  ----------------------------
                         NIS thousands             %  NIS thousands             %  NIS thousands              %
                         -------------  ------------  -------------  ------------  -------------  -------------
Pre-tax earnings
 (losses):
Operating earnings (loss)
 according to segments:

Telecommunication             (182,055)       (34.43)      (216,829)       (55.73)       269,568          32.64
Defense
 electronics                    80,368         15.20         57,266         14.72         57,752           6.99
Agro-chemicals
 and other
 chemicals                     671,158        126.93        598,329        153.79        476,653          57.72
Venture capital
 investments                    (8,046)        (1.52)        (8,452)        (2.17)        (6,379)         (0.77)
Others                         (32,677)        (6.18)       (41,269)       (10.61)        28,181           3.42
                         -------------  ------------  -------------  ------------  -------------  -------------

Total segments                 528,748        100.00        389,045        100.00        825,775         100.00
                                        ============                 ============                 =============
Joint general
 expenses                      (39,665)                     (23,722)                     (98,564)
                         -------------                -------------                -------------

Total operating
 earnings                      489,083                      365,323                      727,211
Financing
 expenses, net                (400,177)                    (440,745)                    (329,256)
Other income
 (expenses), net                 5,936                     (634,623)                     171,265
Transfer to
 statement of income
 of translation
 differences of
 autonomous
 investee in
 voluntary
 liquidation                  (398,411)                           -                            -
                         -------------                -------------                -------------
Pre-tax
 earnings (losses)            (303,569)                    (710,045)                     569,220
                         =============                =============                =============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

D.   Data regarding business segments of the Koor Group: (cont'd)

     The Koor Group's equity in the excess of earnings over losses (the excess of losses over earnings) of affiliates, net, is as follows:

                                                       Year ended December 31
                         --------------------------------------------------------------------------------------
                                       2002                         2001                         2000
                         ---------------------------  ---------------------------  ----------------------------
                         NIS thousands             %  NIS thousands             %  NIS thousands              %
                         -------------  ------------  -------------  ------------  -------------  -------------

Telecommunications           (251,744)         97.98     (1,920,828)        99.48       (258,632)         88.69
Defense
 electronics                     (175)          0.07         (1,114)         0.06        (22,322)          7.66
Venture capital
 investments                     (335)          0.13            (84)         0.00              -              -
Others                         (4,680)          1.82         (8,897)         0.46        (10,648)          3.65
                         -------------  ------------  -------------  ------------  -------------  -------------
                             (256,934)        100.00     (1,930,923)       100.00       (291,602)        100.00
                         =============  ============  =============  ============  =============  =============



                                                                                 December 31
                                                      ---------------------------------------------------------
                                                                   2002                        *2001
                                                      ---------------------------  ----------------------------
                                                      NIS thousands             %  NIS thousands              %
                                                      -------------  ------------  -------------  -------------
         Identifiable assets:

         Segments:
         Telecommunications                                 941,432          8.15     1,284,334           11.55
         Defense electronics                              1,406,306         12.17     1,193,008           10.73
         Agro-chemicals and other chemicals               7,787,755         67.41     6,641,114           59.72
         Venture capital investments                        289,745          2.51       336,354            3.02
         Others                                           1,127,041          9.76     1,666,238           14.98
                                                      -------------  ------------  ------------   -------------
         Total segments                                  11,552,279        100.00    11,121,048          100.00
                                                                     ============                 =============

         Corporate assets                                 1,090,555                   1,214,470
         Affiliates**                                     1,061,302                   1,438,130
                                                      -------------               -------------

                                                         13,704,136                  13,773,648
                                                      =============               =============

*    Reclassified.
**   Including  an  investment  in ECI as at  December  31,  2002 and 2001 in the amount of NIS 825  million  and NIS 1,165  million respectively, which operates in the telecommunications segment.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

D.   Data regarding business segments of the Koor Group: (cont'd)

                                                                                 December 31
                                                      ---------------------------------------------------------
                                                                   2002                        *2001
                                                      ---------------------------  ----------------------------
                                                      NIS thousands             %  NIS thousands              %
                                                      -------------  ------------  -------------  -------------
         Identifiable liabilities

         Segments:
         Telecommunications                                 402,716         13.21        429,468          15.35
         Defense electronics                                929,873         30.51        724,902          25.91
         Agro-chemicals and other chemicals               1,497,427         49.13      1,368,690          48.93
         Venture capital investments                              -             -         12,391           0.44
         Others                                             217,986          7.15        262,041           9.37
                                                      -------------  ------------   ------------  -------------
          Total segments                                  3,048,002        100.00      2,797,492         100.00
                                                                     ============                 =============

         Corporate liabilities                               81,375                       67,275
                                                      -------------                -------------
                                                          3,129,377                    2,864,767
                                                      =============                =============
         *        Reclassified

                                                      Year ended December 31
                         --------------------------------------------------------------------------------------
                                    2002                         *2001                         2000
                         ---------------------------  ---------------------------  ----------------------------
                         NIS thousands             %  NIS thousands             %  NIS thousands              %
                         -------------  ------------  -------------  ------------  -------------  -------------
Capital
 investments:
Segments:
Telecommunications              15,853          1.19         60,832          6.13        108,016          16.74
Defense
 electronics                    46,632          3.48         54,209          5.46         33,430           5.18
Agro-chemicals
 and other
 chemicals                   1,264,935         94.53        837,542         84.37        343,931          53.32
Venture capital
 investments                         -             -          2,984          0.30          1,825           0.28
Others                          10,665          0.80         37,187          3.74        157,886          24.48
                         -------------  ------------  -------------  ------------  -------------  -------------
Total segments               1,338,085        100.00        992,754        100.00        645,088         100.00
                                        ============                 ============                 =============
Discontinued
 activity                            -                          198                        2,434
Corporate assets                   110                          394                          822
                         -------------                -------------                -------------
                             1,338,195                      993,346                      648,344
                         =============                =============                =============

*  Restated

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

D.   Data regarding business segments of the Koor Group: (cont'd)

                                                     Year ended December 31
                         --------------------------------------------------------------------------------------
                                       2002                         2001                         2000
                         ---------------------------  ---------------------------  ----------------------------
                         NIS thousands             %  NIS thousands             %  NIS thousands              %
                         -------------  ------------  -------------  ------------  -------------  -------------

Depreciation and
 amortization:
Segments:
Telecommunications              58,772         13.67         63,749         15.55         74,024          20.37
Defense electronics             50,782         11.81         51,692         12.61         37,285          10.26
Agro-chemicals
 and other
 chemicals                     283,832         66.03        243,298         59.34        188,767          51.93
Venture capital
 investments                         -             -          1,895          0.46          2,114           0.58
Others                          36,480          8.49         49,366         12.04         61,298          16.86
                         -------------  ------------  -------------  ------------  -------------  -------------
Total segments                 429,866        100.00        410,000        100.00        363,488         100.00
                                        ============                 ============                 =============
Discontinued
 activity                            -                       12,463                        36,751
Corporate assets                 1,852                        2,797                         3,317
                         -------------                -------------                -------------
                               431,718                      425,260                       403,556
                         =============                =============                =============

E. Industrial operations - export sales and foreign industrial operations by geographical destination:

                                                Year ended December 31
                                     -------------------------------------------
                                              2002           2001           2000
                                     -------------  -------------  -------------
                                                    NIS thousands
                                     -------------------------------------------
North America                            1,185,258      1,239,027      1,809,221
Europe                                   2,009,623      1,683,806      1,736,690
South America                              894,477      1,469,837      1,451,405
Asia and Australia                       1,022,731        920,474        710,919
Africa                                     144,580        137,503        140,025
                                     -------------  -------------  -------------
                                         5,256,669      5,450,647      5,848,260
                                     =============  =============  =============

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

F.   Assets by geographic location of manufacturing operation *

                                              December 31
                                     ----------------------------
                                              2002           2001
                                     -------------  -------------
                                     NIS thousands  NIS thousands
                                     -------------  -------------

Israel                                  11,589,786     11,399,923
Brazil                                   1,531,257      1,847,251
United States                              181,112        194,974
Others                                     401,981        331,500
                                     -------------  -------------
                                        13,704,136     13,773,648
                                     =============  =============


G.   Capital investments in assets by geographic location*

                                              December 31
                                     ----------------------------
                                              2002           2001
                                     -------------  -------------
                                     NIS thousands  NIS thousands
                                     -------------  -------------

Israel                                   1,263,124        956,474
Brazil                                      57,668         31,744
United States                                9,645          1,872
Others                                       7,758          3,058
Discontinued activities -Israel                  -            198
                                     -------------  -------------
                                         1,338,195        993,346
                                    =============   =============

*    Restated.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 25 - Transactions and Balances with Interested Parties

         A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

         1.       Claridge Group (Claridge).

         2.       Anfield Ltd.

         B. On October 15, 2002 the Board of Directors of Bank Hapoalim B.M. decided, on the distribution of a dividend in kind of all its holdings in the Company. On November 27, 2002, the date of actual distribution, Bank Hapoalim B.M. ceased to be an interested party in the Company.

                  During the period when Bank Hapoalim B.M. was an interested party, Koor and its consolidated companies also made transactions with Bank Hapoalim. These transactions, which were mainly for receipt of banking services, were made in the normal course of business, and therefore, no separation is made with regard to the management and the recording of the transactions.

                  Consequently, and given the large number of the above mentioned entities, it is not possible to accurately determine the scope and scale of these transactions. The balance of liabilities owed to Bank Hapoalim B.M. as at December 31, 2001 is NIS 2,498 million.


         C.       Benefits to interested parties

         1.       Directors (*)
                                               Year ended December 31
                                     -------------------------------------------
                                              2002           2001           2000
                                     -------------  -------------  -------------
                                                   NIS thousands
                                     -------------------------------------------
                 Directors not employed
                 by the Company:
                 Annual compensation
                 and participation
                 in meetings:

                 Claridge Group                250            160            362
                                     =============  =============  =============
                 Number of directors             3              3              5
                                     =============  =============  =============

                 Poalim Assets (Shares) Ltd.    97            132            170
                                     =============  =============  =============
                 Number of directors             2              2              3
                                     =============  =============  =============

                 Other directors               543            491            316
                                     =============  =============  =============
                 Number of directors            10              9              6
                                     =============  =============  =============

                (*) Including directors who have been replaced during the year.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 25 - Transactions and Balances with Interested Parties (cont'd)

         C.       Benefits to interested parties (cont'd)

         2.       Consultancy services
                                               Year ended December 31
                                     -------------------------------------------
                                              2002           2001           2000
                                     -------------  -------------  -------------
                                                   NIS thousands
                                     -------------------------------------------
                  Claridge                   1,907          1,835          1,740
                                     =============  =============  =============
                  Poalim Capital Markets
                  and Investment Ltd.        1,461          1,835          1,740
                                     =============  =============  =============

                  The Company has agreements with interested parties - Poalim Capital Markets and Investments Ltd. (Poalim) (at the time when Bank Hapoalim B.M. was an interested party) and Claridge for the receipt of consultancy services. These services include, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements include instructions regarding the indemnification of the consultants (Claridge/Poalim) in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage.

                  In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed $ 400,000 to each of the consultants. The agreements are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

                  On the date on which Bank Hapoalim ceased to be an interested party in Koor, the agreement with Poalim expired.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 26 - Earnings (Loss) Per Share

     A. Adjusted net earnings (loss) used in the computation of earnings per NIS 1 par value of the share capital:

                                               Year ended December 31
                                     -------------------------------------------
                                              2002           2001           2000
                                     -------------  -------------  -------------
                                                   NIS thousands
                                     -------------------------------------------

         Earnings (losses) used in
          the computation of basic
          earnings (loss) per NIS
          1 par value of shares           (781,704)    (2,701,857)       289,098

         Add - theoretical earnings
          resulting from Conversion of
          convertible debentures series F        -              -          2,638
                                     -------------  -------------  -------------

         Net earnings (loss) used in
          the computation of fully
          diluted earnings (loss)
          per NIS 1 par value of shares   (781,704)    (2,701,857)       291,736
                                     =============  =============  =============

     B. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings (loss) per NIS 1 par value of the share capital:
                                              Number of ordinary shares
                                     -------------------------------------------
                                              2002           2001           2000
                                     -------------  -------------  -------------
         In the computation of basic
          earnings (loss) per share     15,173,291     15,188,463     15,384,206

         Add - theoretical share capital
          resulting from Conversion of
          convertible debentures Series F        -              -        213,047
                                     -------------  -------------  -------------

         Total share capital used in
          the computation of fully
          diluted earnings (loss)
          per share                     15,173,291     15,188,463     15,597,253
                                     =============  =============  =============

     C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 6% (December 31, 2001 - 4%, December 31, 2000 - 7%) for securities linked to the CPI.


Note 27 - Events Subsequent to the Balance Sheet Date

     A. Pursuant to a decision of the Company's management to concentrate the holdings in public companies, the balance of ECI shares (30,049,322 shares) was transferred to a wholly-owned subsidiary, in accordance with Section 104A of the Income Tax Ordinance, in exchange for an allotment of shares in the subsidiary.

     B. On an agreement of intent for the sale of some the investments of Koor Corporation Venture Capital, see Note 3H(3).

     C. In March 2003, Telrad sold half of the ECtel shares in consideration of approximately NIS 14 million.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements

     A. Koor's consolidated financial statements conform with Israeli generally accepted accounting ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("US GAAP") as described below:

          1.   Effect of inflation

          In accordance with Israeli GAAP:
          The consolidated financial statements of Koor are expressed in terms of a uniform monetary unit - the Israeli shekel inflation-adjusted which follows adjustment in respect to the changes in the Consumer Price Index. (See Note 2B).

          In accordance with US GAAP:
          The  financial   statements  are  expressed  in  current  nominal
          historical monetary terms.

          Measuring on the basis of the change in the CPI, which reflects the effect of changes in the general price level in the Israeli economy, provides a very valid picture of the financial position, results of operations and the cash flows of the Koor Group for both Israeli and US accounting purposes.

          In view of the above, no data on the effect of the differences between measurements on the basis of cost adjusted to the CPI or on the basis of historical cost, were included.

          2.   ECI and TTL - merger

          In accordance with Israeli GAAP:
          The merger between ECI and TTL in 1999 was recorded in Koor's financial statement at book values in accordance with the accepted rules governing similar asset exchange transactions. Pursuant to the merger agreement, shares of TTL held by Tadiran were exchanged for ECI shares at an exchange rate determined in the merger agreement.

          In accordance with US GAAP:
          According to EITF 98-3 the merger of ECI and TTL is not considered as an exchange of similar assets in respect of Koor and Tadiran and therefore a capital gain from the realization of TTL is recorded and an original differentials is recorded on behalf of ECI and allocated to goodwill. In 2001 Koor's management decided to reduce the book value of the investment in ECI in respect of decrease in value not of a temporary nature. Therefore, the Company wrote-off the balance of the goodwill in the amount of NIS 167 million.

          In 2001 Tadiran sold its shareholding in ECI to Koor. Therefore, the deferred taxes which was created during the merger, were realized and an income tax in the amount of NIS 136 million was recorded.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          3. Debt arrangement within the framework of an overall financial arrangement

          In accordance with Israeli GAAP:
          Koor  reported  an   extraordinary   gain  in  1991  as  a  result  of
          restructuring part of its debts.

          In accordance with US GAAP:
          In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for doubtful Debt Restructuring" future interest payments must be deducted from the restructuring of an old debt. The recognition of non-realized earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date.
          As at December 31, 2002, the entire balance of the deferred interest was written off (December 31, 2001 the deferred interest was NIS 4,904 thousand).


          4.   Deferred taxes

          a)   Deferred   taxes  in   respect   to   inflation   adjustment
               differences

               In accordance with Israeli GAAP:
               Koor  does  not  provide   deferred   taxes  in  respect  to
               adjustment differences to the CPI for assets defined as "immune assets" in the Law for Taxation Under Inflationary Conditions and for which the depreciation period is at least 20 years.

               In accordance with US GAAP:
               Under FAS No. 109, a provision for deferred taxes should be made for all temporary differences, without relation to the period of amortization of the assets.

          b) Deferred taxes in companies which adjust their financial statements for inflation on the basis of changes in the US dollar exchange rate.

               In accordance with Israeli GAAP:
               Certain companies, which adjust their financial statements on the basis of changes in the Dollar exchange rate, create deferred taxes in respect to all the differences between the amounts of assets (mainly in respect to fixed assets and inventory) as stated in the financial statements and the amounts for tax purposes.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          4.   Deferred taxes (cont'd)

          b)   (cont'd)

               In accordance with US GAAP:
               According to paragraph 9(f) of FAS No. 109, deferred taxes should not be provided in respect to differences, the source of which is in the difference of assets and liabilities for accounting purposes and their amounts for tax purposes, where the source of the tax difference stems from different measuring bases for accounting purposes and for tax purposes.

          c)   Earnings from "Approved Enterprises"

          Under the Israeli Law for the Encouragement of Capital Investments, 1959, a 25% tax rate is applicable on the profits, when an "approved enterprise" is going the grant track, during the benefits period.

          Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. A company that received such a dividend is entitled to a 15% tax credit, if and when this dividend is paid to its shareholders.

          An "approved enterprise" which chooses the "alternative benefits" track is exempted from income tax on undistributed profits.

          In the event that a dividend is distributed out of tax-exempt earnings of the "approved enterprise" under on the "alternative benefits" track, the distributing company will be subject to a 25% tax on the distributed earnings. Furthermore, the shareholders will be liable to tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

          In accordance with Israeli GAAP: Deferred tax should not be provided in respect to the undistributed tax-exempt earnings of an "approved enterprise" of subsidiaries, whose earnings have been reinvested and will not be distributed to the company shareholders.

          Koor has not provided deferred tax in respect to undistributed tax-exempt earnings attributed to the "approved enterprise" of subsidiaries under the "alternative benefits" track, which may be distributed, since it is the Group's policy not to initiate such a dividend distribution.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          4.   Deferred taxes (cont'd)

          In accordance with US GAAP:
          A reserve for deferred tax should be provided on the undistributed tax-exempt earnings of local subsidiaries established subsequent to December 15, 1992, as their distribution results an additional tax.


          5. Handling of "benefit component" in respect of options issued to employees

          In accordance with Israeli GAAP:
          The overall "benefit component", in respect to options granted to employees of Koor, is not charged as an expense in the statement of operations.

          In accordance with US GAAP:

          a)   Fixed Option Plan:

               Under US GAAP (APB-25), the "benefit component" is measured as the difference between the share market price and the exercise price of the option, when measuring the "benefit". The benefit is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted.

          b)   Variable Option Plans:

               In the event that the options have been issued to employees for the future performance of work or services, the benefit is charged to salary expense in the statement of operations. The "benefit component" is computed on the basis of the full benefit valued as at that date, and the proportional part of the period which has passed, in relation to the opening balance of that period.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          6.   The accounting treatment of quoted securities:

          In accordance with Israeli GAAP:
          Quoted  securities which constitute a short-term  investment (see note
          2F) are stated at market value. Quoted securities which constitute a permanent investment are stated at cost (regarding debentures, including accumulated interest), except where market value is lower, and the decline in value is not considered to be temporary.

          In accordance with US GAAP:
          FAS No. 115 divides quoted securities, into three types: securities held for a short period and traded at a high frequency (trading securities), available for sale securities and held to maturity securities.

          A change in the value of trading securities, including unrealized earnings, is charged to the statement of operations, while unrealized earnings after tax of the available for sale type is reported as a separate item within shareholders' equity.

          7. Attribution of proceeds from an issuance to debentures, when securities are issued as a package (issuance by Koor in 1994):

          According to the accounting policy at this issuance:
          The proceeds from an issuance of debentures and stock options, as a package, are attributed to debentures according to their par value while the remainder of the proceeds is attributed to the share options.

          In accordance with US GAAP:
          The proceeds from an issuance of share options and convertible debentures, as a package, are split based on the relative fair value, of these securities at the date of issuance. This will sometimes result in the recording of a discount in respect of the convertible debentures that is to be amortized over the term of debentures.

          8.   Dividends

          In accordance with Israeli GAAP:
          Until 2001, a dividend proposed for payment by the date of approval of the financial statements is included as a current liability in the balance sheet. Starting 2002, the liability in respect of a dividend proposed or announced after the balance sheet date will be reflected in the financial statements only in the period in which it was announced (see Note 2B(h)).

          In accordance with US GAAP:
          Such a dividend is reflected only in the notes and is not recorded in the balance sheet as a liability until declared.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          9.   Convertible securities of investee companies

          In accordance with Israeli GAAP:
          According to the provisions of Opinion No. 48 and 53 of the ICPAI, a parent company is required to create a provision for losses, which it may incur from the dilution of its holdings in investee companies, when it is probable that the share options will be exercised or the debentures will be converted.

          In accordance with US GAAP:
          A loss in the parent company resulting from the dilution of its holdings, because of share options being exercised or debentures being converted, is recorded only at the time of exercise or conversion.

          10.  Employee severance benefits as a part of an efficiency program

          In accordance with Israeli GAAP:
          Employee severance benefits, as part of future anticipated dismissals, are recorded when management decides on the dismissals, and/or when management intended on the dismissals.

          In accordance with US GAAP:
          According to the provisions of EITF 94-3, employee severance benefits, when dismissal is part of an efficiency program, are charged as an expense in the financial statements only when all the following conditions exist:

          a) Management has the appropriate authority to dismiss employees and the efficiency program includes all employee severance benefits.

          b)   Management  notified  employees of its intention to dismiss them,
               while  supplying  them  with  full  details  regarding   employee
               severance benefits.

          c) The plan for dismissals states specifically the names of the dismissed employees, their positions and their duties.

          d) The period of time for completion of the program of dismissals indicates that a significant change in the plan is not likely to occur.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          11.  Earnings per share

          In accordance with Israeli GAAP:
          In accordance with Opinion No. 55, the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.

          In accordance with US GAAP:
          In accordance with FAS 128, basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential effect of ordinary shares considered outstanding during the year.

          12.  Acquiring an Investment in stages

          In accordance with Israeli GAAP:
          Opinion 68 determines that when acquiring an investment in stages, it is necessary to calculate the original differentials and record the investment according to the equity method from the date when the holding constitutes an initial material influence onwards.

          In accordance with US GAAP:
          When acquiring an investment in stages, it is necessary to calculate post factum for each acquisition the original differentials created by the acquisition, on the date an initial influence becomes material, even if on that date the Company did not yet have a material influence, and to implement the equity method retroactively.

          13.  Venture capital investments:

          In accordance with Israeli GAAP:
          Venture capital fund  investments in venture capital  investments will
          be   represented   according  to  their  cost  less  a  provision  for
          devaluation in the event of a permanent devaluation.

          In accordance with US GAAP:
          Venture capital fund investments will be represented according to their fair value.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          14.  Revenue recognition - SAB 101:

          In accordance with US GAAP:
          During the fourth quarter of 2000, the US SEC published Staff Accounting Bulletin No. 101 (hereinafter - "SAB 101"), which sets stringent rules for revenue recognition, which are to be implemented retroactively to the beginning of the year, by way of cumulative effect to the beginning of the year and presentation of the previous quarters once again. ECI implemented these guidelines in its statements, which are set out in accordance with US GAAP.

          In   accordance with Israeli GAAP:
          The provision does not apply in Israel, although it is possible to adopt the principles set out in the rule if management estimates that the method of revenue recognition prescribed in SAB 101 is appropriate for economic and commerce conditions presently existing in its area of business. This rule was adopted as of the fourth quarter of 2000, without implementing cumulative effect to the beginning of 2000 and without presenting data, which has already been published in the past.

          Therefore, cumulative effect has been recorded in the adjustment note in 2000 in the sum of NIS 40,214 thousand.

          15.  Exchange of assets:

          In accordance with Israeli GAAP:
          In 2001 NetEye shares were transferred from Telrad to ECTel, as described in Note 3E(4), and treated based on the accounting principles in Exchange of Similar Assets transactions and therefore neither a profit nor a loss was recorded.

          In accordance with US GAAP:
          According to EITF 98/3 this transaction is not seen as an Exchange of Similar Assets transaction and therefore a profit of NIS 29,726 thousand was recorded.

          In 2001 Millenia shares previously held by the minority shareholders, were purchased in exchange for M-A Industries' shares (as described in Note 3C(5). This transaction was also treated as an Exchange of Similar Assets under the Israel GAAP. According to the US GAAP this transaction was not seen as an exchange of similar assets and therefore a profit of NIS 6,563 thousand was recorded.

          In 2002 a consolidated company of Telrad was merged with another company, as described in Note 3E(4). According to Israeli GAAP, this transaction is treated as an Exchange of Similar Assets, and therefore no profit is recognized. According to US GAAP, the transaction is not an Exchange of Similar Assets and therefore a profit of NIS 15,395 thousand was recorded.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          16.  Financial Derivatives

          In accordance with Israeli GAAP:
          The Company applied FAS 52 and EITF 90-17 as to its financial derivatives.

          In accordance with US GAAP:
          As of January 1, 2001, the Company applied FAS 133 to the Derivatives based on the cumulative effect at the beginning of the year (NIS 2,771 thousand).

          17. Securitization agreement of M-A Industries and its consolidated companies

          In accordance with Israeli GAAP:
          This transaction was treated as a sales transaction only in relation to the sale of customer debts which were included in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, and the proceeds were received in cash or with an undeferred liability.

          In accordance with US GAAP:
          The transaction does not meet the criteria set out in FAS 140 for the classification as a sale transaction. Therefore, the transaction was treated as a secured borrowing, and the balance of customers increased by 101.8 million dollars in 2002, and by 95.5 million dollars in 2001, against a similar increase in short-term credit.

          18.  ECI's Depreciation

          In accordance with Israeli GAAP:
          On September 30, 2002 the Company wrote down its investment in ECI by NIS 132 million (see Note 3A(11)). Of the NIS 132 million write down, the Company realized a capital reserve from foreign currency translation adjustments generated by Koor in relation to its investment in ECI, in the amount of NIS 107 million. The balance of NIS 25 million was charged to the statement of income and under the item "Group equity in the operating results of affiliates". Due to the fact that Koor's share in ECI's shareholders' equity is higher than its investment in ECI after the Impairment, the excess of Koor's share in the equity over the investment was attributed first to intangible assets in ECI and the remainder to non-monetary items in ECI.

          In accordance with US GAAP:
          Under FAS 52, a capital fund from translation differences will be realized upon realization of the investment or liquidation of the investee company. Accordingly, an expense in respect to impairment in value was charged to the statement of operations. In addition, the excess of Koor's share in ECI's shareholders equity over its investment in ECI was attributed to ECI's non-current assets.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          19.  Goodwill and Other assets

          In accordance with Israeli GAAP:
          Goodwill is amortized over its economic life but no more than 20 years. Goodwill is monitored for a decrease in value where there are indications indicating a permanent decrease in the value of the goodwill.

          In accordance with US GAAP:
          Starting on January 1, 2002, goodwill balances will not be amortized systematically but will be monitored by means of an impairment test to be carried out at least once a year on a fixed date in accordance with the directives in FAS 142, where in the first year of implementation the impairment test will be on January 1, 2002. Amortization of goodwill caused following the first implementation of the impairment test on January 1, 2002, will be recorded as a cumulative effect in respect of a change in the accounting method. Accordingly, a cumulative effect of NIS 821 million was recorded in the adjustment note in 2002.

          20. Adjustment on net loss of ECI as being reported according to the US GAAP to the net loss as being reported according to the Israeli GAAP:

                                                                      Year ended
                                                                     December 31
                                                                            2002
                                                                   -------------
                                                                     $ thousands
                                                                   -------------
               Net loss of ECI based on its reported profit
                 according to US GAAP                                  (155,685)
               Adjustments:
               Timing differentials for revenue recognition
                 for implementation of SAB 101                           (1,548)
               Finance income - FAS 133                                  (3,632)
               Tax income - deferred taxes                                  645
               Cumulative effect of change in accounting
                 method - FAS 142                                           550
               Write-down of excess cost attributed to
                 intangible assets                                       (1,809)
               Discontinued operation                                      (570)
               Decline in value of assets                                  (533)
                                                                   -------------
               Net loss of ECI according to Israeli GAAP               (162,582)
                                                                  =============

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements

         1.   Statements of operations:

                                                                             Year ended December 31
                                                               ---------------------------------------------------
                                                                         2002               2001              2000
                                                               --------------    ---------------    --------------
                                                                                   NIS thousands
                                                               ---------------------------------------------------

         a)   Net earnings (loss) as reported, according to
              Israeli GAAP                                          (781,704)        (2,701,857)           289,098
                                                               --------------    ---------------    --------------

              Amortization of deferred interest in
              respect of the restructuring of debts                     4,904              6,855             9,865
              Deferred taxes                                            6,019             56,759            38,359
              Salary expenses in respect of
              share options issued to employees                           495           (19,085)          (24,986)
              Gain (loss) from marketable securities, net              55,185           (13,895)            42,697
              Provisions for anticipated losses from
              realization of convertible securities in
              investee companies                                        (525)            (8,247)           (2,581)
              Amortization of discount in respect of
              convertible debentures                                    (344)            (1,088)           (2,230)
              Severance pay arising from
              an efficiency program                                     7,267              2,454          (12,189)
              Capital gain from a decline in holding in
              Consolidated company                                      6,318                  -                 -
              Acquiring an investment in stage                              -              4,741               422
              Venture capital investments                            (16,641)                784            20,887
              Amortization of goodwill in accordance
              with a merger of ECI and TTL                                  -          (167,329)          (25,024)
              Temporary differences resulting from
              recognition of revenue arising from
              application of SAB 101                                    2,273             36,753           (4,898)
              Profit from exchange of assets                           15,395             36,289                 -
              Discontinuing activities                                    851                  -                 -
              Impairment in value                                         776
              Write-down of excess cost attributed
              to fixed assets                                        (14,618)                  -                 -
              Translation differences of autonomous                                            -                 -
              investee in voluntary liquidation                     (107,144)                  -                 -
              Amortization of goodwill and other assets                88,910                  -                 -
              Provision for impairment in value                         5,195                  -                 -
              Linkage difference expenses                              (4,759)                 -                 -
              Derivatives (FAS 133)                                   (27,522)           (1,495)                 -
                                                               --------------    ---------------    --------------
                                                                       22,035           (66,504)            40,322
              Income taxes                                              (955)            131,153           (3,910)
              Minority interests in respect of the above
              differences                                            (14,747)           (40,914)          (14,547)
                                                               --------------    ---------------    --------------
                                                                        6,333             23,735            21,865

              Cumulative effect as beginning of the year                (821)              2,771          (40,214)
                                                               --------------    ---------------    --------------
                                                                        5,512             26,506          (18,349)
                                                               --------------    ---------------    --------------

              Net income (loss) according to US GAAP                (776,192)        (2,675,341)           270,749
                                                               ==============    ===============    ==============

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

     1.      Statements of operations (cont'd):

     b)      Earnings (loss) per ordinary share

                                                                         Year ended December 31
                                                            -------------------------------------------------
                                                                      2002              2001             2000
                                                            --------------    --------------    -------------
                                                                                     NIS
                                                            -------------------------------------------------


             Basic earnings per ordinary share:

             As reported according to Israeli GAAP                (51.518)          (177.89)             18.79
                                                            ==============    ==============    ==============

             As reported according to US GAAP:                     (51.15)         (176.14)              17.59
                                                            ==============    ==============    ==============

             Weighted average of number of shares
             and share equivalents according to
             US GAAP                                            15,173,291       15,188,463         15,384,206
                                                            ==============    ==============    ==============

             Diluted earnings (loss) per ordinary share:

             As reported according to Israeli GAAP                 (51.518)         (177.89)             18.70
                                                             ==============   ==============    ==============

             As reported according to US GAAP:                      (51.15)         (176.14)             17.52
                                                             ==============   ==============    ==============

             Weighted average of number of shares
             and share equivalents according to
             US GAAP                                            15,173,291        15,188,463        15,597,253
                                                            ==============    ==============    ==============

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

      B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

      2.     Balance sheet:


                                                                    December 31
                           -------------------------------------------------------------------------------------------
                                                  2002                                           2001
                           --------------------------------------------   --------------------------------------------
                             As reported      Adjustments       US GAAP     As reported      Adjustment        US GAAP
                           -------------   --------------   -----------   -------------   -------------   ------------
                                                                   NIS thousands
                           -------------------------------------------------------------------------------------------


      Investments in
       affiliates              1,061,302         (28,840)     1,032,462       1,438,130        (31,868)      1,406,262
      Customers (9)            2,041,156          471,517     2,512,673       2,245,732         449,268      2,695,000
      Investments
       and other
       receivables               582,520           35,292       617,812       1,156,791          66,475      1,223,266
      Intangible assets
       after
       amortization (10)       2,442,865          111,566     2,554,431       1,463,228          27,114      1,490,342
      Total assets            13,704,136          589,535    14,293,671      13,773,648         510,990     14,284,638

      Other payables
      (7)                      1,421,245          (2,478)     1,418,767       1,128,752         (3,720)      1,125,032
      Deferred interest (3)            -                -             -               -           4,904          4,904
      Short-term
       liabilities (8)         2,359,985          482,227     2,842,212       1,846,459         449,267      2,295,726
      Convertible
       debentures (4)            405,141             (18)       405,123         314,236           (362)        313,874
      Deferred taxes (2)         212,469           92,308       304,777         196,787         99,010         295,797
      Minority Interests (6)   1,557,774           37,152     1,594,926       1,393,906         23,808       1,417,714
      Capital reserve
       for "available for
       sale" securities (1)            -          (63,850)     (63,850)               -             384            384
      Capital
       reserves (4)(5)(10)     2,490,435          166,894     2,657,329       2,186,389          65,908      2,252,297
      Retained
       losses (6)            (1,027,752)        (122,699)   (1,150,451)       (246,048)       (128,211)      (374,259)
      Total
       shareholders'
       equity                  1,760,352         (19,655)     1,740,697       2,238,010        (61,919)      2,176,091

      (1)   Adjustment of value of investment  securities to market value.
      (2)   Change in deferred taxes.
      (3)   Deferred gain on debt restructuring.
      (4)   Debentures issued with stock options.
      (5)   Share options issued to employees.
      (6)   Effects of the reconciliation to US GAAP.
      (7)   Provision for employee severance benefits resulting from an efficiency program, financial derivatives.
      (8)   Securitization agreement.
      (9)   Original differentials arising from the exchange of shares in the merger, and increasing the holdings in a consolidated company, as well as temporary differences with implementation of SAB 101, reversal of systematic provisions related to goodwill and intangible assets.
      (10)  Transfer to statement of income of translation differences of autonomous investee in voluntary liquidation.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

      B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

      3.     Comprehensive earnings

      "Comprehensive earnings (loss)" consists of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

      Comprehensive earnings (loss) include two components - net earnings and other comprehensive earnings. Net earnings are the earnings stated in the statement of operations and other comprehensive earnings include the amounts that are recorded directly in shareholders' equity and that do not derive from transactions with shareholders.


                                                          Year ended December 31
                                               ----------------------------------------------
                                                       2002              2001            2000
                                               ------------    --------------    ------------
                                                                NIS thousands
                                               ----------------------------------------------

     Net earnings (loss) according to US
     GAAP                                         (776,192)       (2,675,350)         270,747
                                               ------------    --------------    ------------
     Other comprehensive earnings, after
     tax:
     Adjustments from translation of
     financial statements of investee
     companies                                     403,029            289,031        (92,950)
     Unrealized gains from securities (loss)       (55,185)            13,895        (43,748)
                                               ------------    --------------    ------------
     Total other comprehensive earnings*            347,844           302,926       (136,698)
                                               ------------    --------------    ------------

     Total comprehensive (loss) earnings          (428,348)       (2,372,424)         134,049
                                               ============    ==============    ============

     *Tax component included in the item               -                    -         (1,051)
                                               ============    ==============    ============

                             Koor Industries Limited

                              Financial Statements
                             As at 31 December, 2002